3/21

07021980

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DBS Group Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

MAR 2 3 2007

THOMSON FINANCIAL

FILE NO. 82- 03172

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dee

DATE: 3/21/07

CIRCULAR DATED 19 MARCH 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of DBS Group Holdings Ltd (the "**Company**"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made in this Circular.

DBS

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

CIRCULAR TO SHAREHOLDERS IN RELATION TO THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	2 April 2007 at 2.30 p.m.
Date and time of Extraordinary General Meeting	:	4 April 2007 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Eighth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Auditorium, 3rd Storey DBS Building Tower One 6 Shenton Way Singapore 068809

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CONTENTS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"Awards"	:	Awards in respect of Ordinary Shares granted under the DBSH Performance Share Plan.
"CAR"	:	Capital Adequacy Ratio based on the guidelines set out by the Monetary Authority of Singapore in MAS Notice 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore".
"CDP"	:	The Central Depository (Pte) Limited.
"2006 Circular"	:	The Company's Circular to Shareholders dated 8 March 2006.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore as amended from time to time.
"Company" or **"DBSH"**	:	DBS Group Holdings Ltd.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 24 to 25 of this Circular.
"2006 EGM"	:	The extraordinary general meeting of the Company held on 30 March 2006.
"EPS"	:	Earnings per Ordinary Share.
"Group"	:	The Company and its subsidiaries.
"Income Tax Act"	:	The Income Tax Act, Chapter 134 of Singapore.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 21 February 2007.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Maju"	:	Maju Holdings Pte. Ltd.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"MAS"	:	The Monetary Authority of Singapore.
"NAV"	:	Net asset value.
"Ordinary Shares"	:	Ordinary shares in the capital of the Company.
"ROE"	:	Return on equity.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.

"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Ordinary Shares granted pursuant to share option schemes implemented by the Company.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Ordinary Shares.
"Shareholders"	:	Persons who are registered as holders of Ordinary Shares in the Register of Members of the Company and Depositors who have Ordinary Shares entered against their names in the Depository Register.
"SIC"	:	The Securities Industry Council.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

Directors:

Mr Koh Boon Hwee *(Chairman)*
Mr Jackson Tai
Mr Frank Wong Kwong Shing
Mr Ang Kong Hua
Mr Andrew Buxton
Mr Goh Geok Ling
Mr Kwa Chong Seng
Mr Leung Chun Ying
Mr Narayana Murthy
Mr Peter Ong Boon Kwee
Mr John Alan Ross
Mr Wong Ngit Liong

Registered Office:

6 Shenton Way
DBS Building Tower One
Singapore 068809

19 March 2007

To: The Shareholders of
DBS Group Holdings Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM**. The Directors are convening an EGM to be held on 4 April 2007 to seek Shareholders' approval for the proposed renewal of the Share Purchase Mandate.

1.2 **Circular**. The purpose of this Circular is to provide Shareholders with information relating to the proposal to be tabled at the EGM.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background**. Shareholders had approved the renewal of the Share Purchase Mandate at the 2006 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2006 Circular and Ordinary Resolution 3 set out in the Notice of the 2006 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 3 at the 2006 EGM and will expire on the date of the forthcoming Eighth Annual General Meeting to be held on 4 April 2007. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Eighth Annual General Meeting of the Company convened to be held on the same date.

To date, the Company has not undertaken any purchase or acquisition of its Ordinary Shares pursuant to the Share Purchase Mandate approved by Shareholders at the 2006 EGM.

2.2 **Rationale for the Share Purchase Mandate**. The rationale for DBSH to undertake the purchase or acquisition of its Ordinary Shares, as previously stated in the 2006 Circular, is as follows:

(a) In managing the business of the Company and its subsidiaries, management will strive to increase Shareholders' value by improving, *inter alia*, the ROE of DBSH. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which the ROE of DBSH may be enhanced.

(b) In line with international practice, the Share Purchase Mandate will provide the Company with greater flexibility in managing its capital and maximising returns to its Shareholders. To the extent that DBSH has capital and surplus funds which are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to Shareholders in an expedient, effective and cost-efficient manner. A share repurchase programme will also allow management to effectively manage and minimise the dilution impact (if any) associated with share option schemes and performance share plans.

(c) The Share Purchase Mandate will provide DBSH the flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

The purchase or acquisition of Ordinary Shares will only be undertaken if it can benefit DBSH and Shareholders. Shareholders should note that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised. No purchase or acquisition of Ordinary Shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

2.3 **Authority and Limits of the Share Purchase Mandate**. The authority and limitations placed on purchases or acquisitions of Ordinary Shares by DBSH under the proposed Share Purchase Mandate, if renewed at the EGM, are the same as were previously approved by Shareholders at the 2006 EGM and, for the benefit of Shareholders, are summarised below:

2.3.1 ***Maximum Number of Shares***

Only Ordinary Shares which are issued and fully paid-up may be purchased or acquired by DBSH. As previously approved by Shareholders at the 2006 EGM, the total number of Ordinary Shares which may be purchased or acquired by DBSH is limited to that number of Ordinary Shares representing not more than 10% of the issued Ordinary Shares of DBSH as at the date of the EGM at which the renewal of the Share Purchase Mandate is approved. Any Ordinary Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, on the basis of 1,512,384,748 Ordinary Shares in issue as at the Latest Practicable Date, and assuming that no further Ordinary Shares are issued pursuant to the exercise of exercisable Share Options or the vesting of Awards or the conversion of non-voting convertible preference shares in the capital of the Company and no Ordinary Shares are held by the Company as treasury shares on or prior to the EGM, not more than 151,238,474 Ordinary Shares (representing 10% of the Ordinary Shares in issue as at that date) may be purchased or acquired by DBSH pursuant to the proposed Share Purchase Mandate.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Ordinary Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**"), transacted through the SGX-ST's Central Limit Order Book (CLOB) *trading system* or on any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by DBSH for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**"), otherwise than on a securities exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers are the same (except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

If DBSH wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

2.3.4 ***Purchase Price***

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors, in the case of a Market Purchase and an Off-Market Purchase pursuant to an equal access scheme, must not exceed 105% of the Average Closing Price of the Ordinary Shares, in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days, on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, such securities exchange on which the Ordinary Shares are listed or quoted were recorded, preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Status of Purchased Ordinary Shares**. Ordinary Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Ordinary Shares will expire on such cancellation) unless such Ordinary Shares are held by the Company as treasury shares. The total number of issued Ordinary Shares will be diminished by the number of Ordinary Shares purchased or acquired by the Company and which are not held as treasury shares.

2.5 **Treasury Shares**. Under the Companies Act, Ordinary Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below.

2.5.1 ***Maximum Holdings***

The number of Ordinary Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Ordinary Shares.

2.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.5.3 ***Disposal and Cancellation***

Where Ordinary Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

2.6 **Source of Funds.** The Company may purchase or acquire its own Ordinary Shares out of capital, as well as from its profits.

DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. DBSH does not intend to obtain or incur any borrowings to finance its purchase or acquisition of the Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital adequacy position of the Group would be materially adversely affected.

2.7 **Financial Effects.** The financial effects on DBSH and the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* the number of Ordinary Shares purchased or acquired, and the price paid for such Ordinary Shares. The financial effects on the Group, based on the audited financial consolidated statements of the Group for the financial year ended 31 December 2006, are based on the assumptions set out below.

2.7.1 ***Purchase or Acquisition out of Capital or Profits***

Purchases or acquisitions of Ordinary Shares by the Company may be made out of the Company's capital or profits.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Based on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2006, and having regard to:

(a) the amount of distributable reserves attributable to the Group of approximately S$7.56 billion as at that date; and

(b) the Maximum Price at the Latest Practicable Date, in the case of both Market Purchases and Off-Market Purchases, of S$23.84 for one Ordinary Share,

DBSH has sufficient distributable reserves to purchase Ordinary Shares representing up to 10% of its issued Ordinary Shares as at the Latest Practicable Date. The amount of distributable reserves available in the year 2007 and year 2008 would, however, depend on the performance of the Group in 2007 and 2008.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

In any case, no purchase or acquisition of Ordinary Shares, whether out of capital or profits, will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

2.7.2 ***Number of Ordinary Shares Acquired or Purchased***

Based on the number of issued and paid-up Ordinary Shares as at the Latest Practicable Date and on the assumptions set out in paragraph 2.3.1 above, the purchase by the Company of up to the maximum limit of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 151,238,474 Ordinary Shares.

2.7.3 ***Maximum Price Paid for Ordinary Shares Acquired or Purchased***

Assuming that DBSH purchases or acquires 151,238,474 Ordinary Shares at the Maximum Price, in the case of both Market Purchases and Off-Market Purchases, of S$23.84 for one Ordinary Share (being the price equivalent to five per cent. above the average closing prices of the Ordinary Shares traded on the SGX-ST over the last five Market Days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$3.61 billion.

2.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Ordinary Shares purchased or acquired and the consideration paid at the relevant time.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.7.2 and 2.7.3 above, and assuming the following:

(a) DBSH had purchased 151,238,474 Ordinary Shares (representing 10% of the Ordinary Shares in issue as at the Latest Practicable Date) on 1 January 2006;

(b) the cash applied to pay the purchase consideration would otherwise have earned a return of 3.26% per annum in the inter-bank market;

(c) a Singapore corporate income tax rate of 20%; and

(d) DBSH will not pay any dividends with respect to the Ordinary Shares which are repurchased, the financial effects on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2006 would have been as follows:

	Per Consolidated Financial Statements	After Share Purchase[3]
Total Shareholders' funds ($'millions)	18,675	15,058
Number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	1,510,835	1,359,597
Weighted average number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	1,503,685	1,352,447
Net profit attributable to Shareholders ($'millions)	2,269	2,175
Financial Ratios		
NAV per Ordinary Share ($)	12.08	10.76
EPS (GAAP Basis) ($)		
— Basic	1.50	1.60
— Fully Diluted[1]	1.45	1.53
ROE (GAAP Basis) (%)[2]	12.83	15.46
CAR (%)		
— Tier 1	10.2	7.8
— Total	14.5	12.1

Notes:

(1) Adjusted to take into account the dilutive effect arising from the full conversion of DBSH non-voting preference shares and the exercise of all outstanding employee share options where the resultant Ordinary Shares would be issued at a price lower than the average share price during the year.

(2) Adjusted to take into account one-time gains of S$94 million which include net gains arising from the sale of buildings in Singapore and Hong Kong.

(3) The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Ordinary Shares is effected out of capital or profits; or

(b) the purchased Ordinary Shares are held in treasury or are cancelled.

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on historical 2006 numbers, and is not necessarily representative of future financial performance.

DBSH will take into account both financial and non-financial factors (for example, share market conditions and the performance of the Ordinary Shares) in assessing the relative impact of a share purchase before execution.

2.8 Tax Implications

2.8.1 ***Repurchase using distributable profits***

Under Section 10J of the Income Tax Act, a Singapore company which repurchases its own ordinary shares using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares are purchased. DBSH will, in repurchasing its own Ordinary Shares out of profits, be deemed to have paid a dividend to its Shareholders from whom the Ordinary Shares are purchased.

Accordingly, for so long as DBSH is on the imputation system of corporate taxation, DBSH will have to provide for the franking of its share repurchases at the prevailing corporate tax rate (18% for financial year 2007) in the same way as if paying a franked dividend, with the cash amount paid by DBSH for such share repurchase being the net dividend. However, if DBSH has paid the amount out of exempt income or concessionarily taxed income so that the deemed dividend would be treated as an exempt dividend, franking of such share repurchases is not required. Franking is also not required if DBSH has moved to the one-tier corporate tax system.

The tax treatment of the receipt from a share repurchase in the hands of a selling Shareholder would depend on whether the sale is by way of a Market Purchase or an Off-Market Purchase. A sale by a Shareholder of his Ordinary Shares through a normal ready market counter will be treated like any other sale made on the SGX-ST. Whether the proceeds from such a sale are taxable in the hands of the selling Shareholder will depend on whether such proceeds are receipts of an income or a capital nature.

Proceeds received in an Off-Market Purchase effected by way of an equal access scheme will be treated as a receipt of a dividend (either franked or exempt) in the hands of the selling Shareholder. Where the selling Shareholder is a trader in shares, no deduction of the cost of the Ordinary Shares sold will be allowed, but the cost base will be apportioned amongst the remaining Ordinary Shares.

DBSH is also able to repurchase its own Ordinary Shares through a special trading counter set up on the SGX-ST Central Limit Order Book (CLOB) trading system, besides the normal ready market counter. In the hands of a selling Shareholder, the amount received from the sale of an Ordinary Share through the special trading counter will be treated as a dividend, but only if certain conditions are satisfied, including the following:

(a) the Ordinary Shares sold through the special trading counter were not acquired by the selling Shareholder through any securities lending or repurchase arrangement;

(b) the selling Shareholder has beneficially owned the Ordinary Shares sold for a continuous period of 183 days ending immediately before the day of the sale through the special trading counter; and

(c) the selling Shareholder has furnished to DBSH a declaration relating to the ownership and other particulars of the Ordinary Shares sold in such form and manner as may be approved by the Comptroller of Income Tax.

In addition, where the proceeds derived from a sale of Ordinary Shares through a special trading counter constitute a franked dividend, the tax credits thereby obtained are limited in use in that they can neither be refundable nor carried forward to future years (that is, any credit in excess of the tax payable by the Shareholder is disregarded). In addition, where a selling Shareholder is a trader in shares, no deduction of the cost of the Ordinary

Shares sold through the special trading counter will be allowed and where any provision for diminution in value of such shares has been previously allowed as deduction, the total amount of all such deductions not written back will be taxable.

Subject to Shareholders' approval being obtained at the EGM for the renewal of the Share Purchase Mandate, the Company will consider whether to apply to the SGX-ST for a special trading counter for the purposes of conducting "market purchases" of its Ordinary Shares. The special trading counter would receive buy orders only from the Company and not from any other buyers.

2.8.2 ***Repurchase using contributed capital***

Under Section 10J of the Income Tax Act, a Singapore company which repurchases its own ordinary shares using its contributed capital is not deemed to have paid a dividend to its shareholders from whom the shares are purchased. Accordingly, DBSH will not be required to frank such share repurchases.

The tax treatment of the receipt from a share repurchase made out of contributed capital in the hands of a selling Shareholder will be treated like any other sale made on SGX-ST. Whether the proceeds from such a sale are taxable will depend on whether such proceeds are receipts of an income or a capital nature. Where the selling Shareholder is an investor in shares (that is, proceeds are capital in nature), the gains from such a sale will not be taxable. Conversely, where the selling Shareholder is a trader in shares (that is, proceeds are income in nature), the gains will be taxable.

Shareholders should note that the foregoing is only a general overview of the Singapore tax position and is not to be regarded as advice on the tax position of any Shareholder.

Shareholders who are in doubt as to their respective tax positions or the tax implications of Ordinary Share purchases by DBSH, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

2.9 **Listing Rules.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (a) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include details of the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable.

While the Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced.

In particular, in line with the best practices guide on securities dealings issued by the SGX-ST, the Company would not purchase or acquire any Ordinary Shares through Market Purchases during the period of one month immediately preceding the announcement of DBSH's full-year and half-year results and the period of two weeks before the announcement of the first quarter and third quarter results.

The Listing Manual requires a listed company to ensure that at least 10% of any class of its listed securities (excluding preference shares and convertible equity securities) must be held by public shareholders. As at the Latest Practicable Date, Temasek, a substantial shareholder of the Company, directly holds approximately 12.28% of the issued Ordinary Shares and Temasek's wholly-owned subsidiary, Maju, directly holds approximately 15.51% of the issued Ordinary Shares. Temasek is wholly-owned by Minister for Finance (Incorporated). Temasek and Maju have a combined direct holding of approximately 27.79% of the issued Ordinary Shares. As at the Latest Practicable Date, approximately 71.89% of the issued Ordinary Shares are held by public shareholders. Accordingly, DBSH is of the view that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit DBSH to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.

2.10 **Shareholding Limits.** The Articles currently provides that no person may, without first obtaining the approval of the MAS:

(a) hold a substantial shareholding in DBSH (as defined in Section 81(1) of the Companies Act); or

(b) whether acting alone or together with his associates, hold a controlling interest in DBSH. A person is regarded to hold a controlling interest in DBSH if that person singly or together with his associates, holds, or is in a position to control, 20% or more of the voting shares of DBSH; or

(c) whether acting alone or together with his associates, hold an interest in the voting shares of DBSH in excess of such other shareholding limits as the MAS may from time to time prescribe.

"**Associate**" is defined in Article 40C(A) to mean, in relation to a person:

(i) the person's spouse or parent or remoter lineal ancestor, son, daughter or remoter issue, brother or sister of the person;

(ii) any partner of the person;

(iii) any corporation of which the person is an officer;

(iv) (where the person is a corporation), any officer of the corporation;

(v) any employee or employer of the person;

(vi) any officer of any corporation of which the person is an officer;

(vii) any employee of a natural person of whom the person is an employee;

(viii) any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

(ix) any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

(x) any corporation in which the person who is in a position to control not less than 20% of the voting power in the corporation; and

(xi) (where the person is a corporation) a person who is in a position to control not less than 20% of the voting power in the corporation, and/or such other person as may be prescribed by the MAS.

The limits described above are hereinafter referred to as the "**Prescribed Limits**".

As the Company's issued Ordinary Shares may be diminished by the number of Ordinary Shares purchased or acquired by the Company, the shareholding percentage of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued Ordinary Shares immediately following any purchase or acquisition of Ordinary Shares may increase correspondingly.

DBSH wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON TO REACH OR EXCEED THE PRESCRIBED LIMITS (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO ANY PRESCRIBED LIMIT).

Shareholders whose current shareholdings is close to a Prescribed Limit and whose percentage shareholding may exceed a Prescribed Limit by reason of any purchase or acquisition of Ordinary Shares by DBSH **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Ordinary Shares representing the number of Ordinary Shares which they may hold in excess of such limit, as a consequence of a share purchase or acquisition by DBSH.

2.11 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by DBSH of its Ordinary Shares are set out below:

2.11.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by DBSH of its Ordinary Shares, a Shareholder's proportionate interest in the voting capital of DBSH increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert obtains or consolidates effective control of DBSH, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for DBSH under Rule 14 of the Take-over Code.

2.11.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:

(a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which Shareholders of DBSH (including Directors of DBSH) and persons acting in concert with them respectively will incur an obligation to make a takeover offer under Rule 14 after a purchase or acquisition of Ordinary Shares by DBSH are set out in Appendix 2 of the Take-over Code.

2.11.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, Directors of DBSH and persons acting in concert with them will incur an obligation to make a takeover offer for DBSH under Rule 14 if, as a result of DBSH purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of DBSH's voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2, a Shareholder not acting in concert with the Directors of the Company will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Shareholder in the Company would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the Ordinary Resolution authorising the Share Purchase Mandate.

2.11.4 ***SIC Rulings applicable to DBSH***

As at the Latest Practicable Date, Temasek directly holds approximately 12.28% of the issued Ordinary Shares and Maju directly holds approximately 15.51% of the issued Ordinary Shares. Temasek and Maju (being Temasek's wholly-owned subsidiary) would be considered as parties acting in concert with each other in respect of their combined direct holdings of approximately 27.79% of the issued Ordinary Shares. In the event that DBSH should, pursuant to the Share Purchase Mandate, purchase or acquire up to 10% of its issued Ordinary Shares, the combined holding of Temasek and Maju in the issued Ordinary Shares could increase from approximately 27.79% to more than 30%. Under the Take-over Code, Temasek would incur a mandatory take-over obligation for the issued Ordinary Shares.

Mr Koh Boon Hwee and Mr Kwa Chong Seng (together, the "**Common Directors**") are also directors of Temasek. Under the Banking (Corporate Governance) Regulations 2005, neither Mr Koh Boon Hwee nor Mr Kwa Chong Seng is considered an independent Director of DBSH as each of them is a non-executive director of Temasek, a substantial Shareholder of DBSH.

None of the other Directors of DBSH are Directors of Temasek or any parties acting in concert with it.

Temasek has obtained the following rulings from the SIC:

(a) Common Directors

Under the Take-over Code, the Common Directors would be deemed to be acting in concert with Temasek.

The SIC has ruled that the Common Directors are not concert parties of Temasek and that the present and future holdings of Ordinary Shares of the Common Directors and their respective associates will not be aggregated or consolidated with the present and future holdings of Ordinary Shares of Temasek and its concert parties for the purpose of determining whether a takeover obligation would arise under the Take-over Code, including Appendix 2.

The SIC has also ruled that none of the other Directors who are not nominees or directors of Temasek are presumed to be acting in concert with Temasek in relation to their holdings of Ordinary Shares.

(b) Head Company Groups, Foreign Affiliates and Funds of Hedge Funds

The SIC has ruled that the Temasek Companies[1] are not acting in concert with the Head Company Groups[2], the Foreign Affiliate Groups[3] and/or the Hedge Funds[4] (in which the Funds of Hedge Funds invest) (the "**Relevant Hedge Funds**") to obtain control of DBSH, and that the shareholdings in DBSH of Temasek Companies should not be aggregated with the present and future holdings of Ordinary Shares of any or all of the Head Company Groups, the Foreign Affiliate Groups and/or the Relevant Hedge Funds.

If and notwithstanding that they are aware that the announcement of the proposed share purchase by DBSH is imminent and that the Share Purchase Mandate is still in force:

(a) the Head Company Groups and/or the Foreign Affiliate Groups may acquire Ordinary Shares; and

(b) the Funds of Hedge Funds may acquire interests in the Relevant Hedge Funds which hold Ordinary Shares,

without causing Temasek and its concert parties, the Head Company Groups, the Foreign Affiliate Groups and/or the Funds of Hedge Funds to be required to make a general offer for DBSH.

---

1 "Temasek Companies" means Temasek and its subsidiaries and associated companies (other than the Head Company Groups, the Foreign Affiliate Groups and the Funds of Hedge Funds).

2 "Head Company Group" means each Head Company as set out in Part 1 of the Appendix to this Circular and its subsidiaries and associated companies. Head Companies are together called the "Head Companies" and individually, a "Head Company".

3 "Foreign Affiliate Group" means each Foreign Affiliate as set out in Part 2 of the Appendix to this Circular and its subsidiaries and associated companies. Foreign Affiliates are together called the "Foreign Affiliates" and individually, a "Foreign Affiliate".

4 "Funds of Hedge Funds" means the entities set out in Part 3 of the Appendix to this Circular.

(c) Temasek and its Concert Parties

Temasek and its concert parties (including Maju and the Temasek Companies) are exempted from the requirement to make a general offer for DBSH following an increase in the combined shareholding of Temasek and Maju in DBSH to 30% or more as a result of DBSH buying back its Ordinary Shares under the Share Purchase Mandate, subject to the following conditions:

(i) the circular on the resolution to authorise the Share Purchase Mandate contains advice to the effect that by voting for the renewal of the Share Purchase Mandate, Shareholders are waiving their rights to a general offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies); and the names and voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) at the time of the shareholders' meeting and after the buy-back are disclosed in the same circular;

(ii) the resolution to authorise the Share Purchase Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not become obliged to make an offer as a result of the buy-back;

(iii) Temasek and its concert parties (including Maju and the Temasek Companies) shall abstain from voting for the resolution to authorise the renewal of the Share Purchase Mandate, and the Common Directors do not recommend Shareholders to vote in favour of the resolution to authorise the renewal of the Share Purchase Mandate; and

(iv) Temasek and its concert parties (including Maju and the Temasek Companies) have not acquired and will not acquire any Ordinary Shares between the date on which they know that the announcement of the buy-back is imminent and the earlier of:

(1) the date the authority of the Share Purchase Mandate expires; and

(2) the date DBSH announces it has bought back such number of Ordinary Shares as authorised by the Share Purchase Mandate or it has decided to cease buying back its Ordinary Shares, as the case may be,

if such acquisitions, taken together with the buy-back, would cause their aggregate voting rights in DBSH to increase to 30% or more.

(d) Invalidation of SIC Rulings

The SIC's rulings in respect of the Common Directors, the Head Company Groups and/or the Foreign Affiliate Groups will be invalidated should subsequent evidence indicate that any of the Common Directors, the Head Company Groups and/or the Foreign Affiliate Groups are or have been acting in concert with Temasek and/or its concert parties (including Maju and the Temasek Companies) with respect to DBSH. In reviewing such evidence, the SIC will consider, amongst others, the pattern, volume, timing and price of purchase of the Ordinary Shares, and, in the case of the Foreign Affiliates which are funds, the investment mandate and focus of such funds.

2.11.5 ***Advice to Shareholders***

Shareholders are advised that by voting in favour of the Ordinary Resolution relating to the renewal of the Share Purchase Mandate, they will be waiving their rights to a take-over offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies) who, as a result of the purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, would increase their collective interest in the Ordinary Shares to 30% or more.

2.11.6 ***Voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) before and after share purchase***

Based on the direct holdings of Ordinary Shares of Temasek and Maju as at the Latest Practicable Date, and assuming that:

(a) there is no change in their direct holdings of Ordinary Shares between the Latest Practicable Date and the date of the EGM;

(b) no new Ordinary Shares are issued to Temasek or Maju by DBSH following approval being received from Shareholders at the EGM for the renewal of the Share Purchase Mandate; and

(c) Temasek and Maju do not sell or otherwise dispose of their holdings of Ordinary Shares,

the respective direct holdings of Ordinary Shares of Temasek and Maju as at the date of the EGM and after the purchase by DBSH of 10% of the issued Ordinary Shares pursuant to the Share Purchase Mandate are as follows:

	Before Share Purchase (as at date of EGM)		**After Share Purchase**	
	No. of Ordinary Shares	**% of total issued Ordinary Shares**	**No. of Ordinary Shares**	**% of total issued Ordinary Shares**
Temasek	185,673,795	12.28	185,673,795	13.64
Maju	234,497,040	15.51	234,497,040	17.23

Shareholders are advised to consult their professional advisers and/or the Council at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by the Company.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

3.1 **Directors' Interests.** The interests of the Directors in the Ordinary Shares, as extracted from the Register of Directors' Shareholdings, as at the Latest Practicable Date are set out below:

Directors	Direct Interest No. of Ordinary Shares	%	Deemed Interest No. of Ordinary Shares	%	Total Interest No. of Ordinary Shares	%
Koh Boon Hwee	—	—	—	—	—	—
Jackson Tai	157,307	0.0104	—	—	157,307	0.0104
Frank Wong Kwong Shing	213,357	0.0141	—	—	213,357	0.0141
Ang Kong Hua	—	—	—	—	—	—
Andrew Buxton	4,000	0.0003	—	—	4,000	0.0003
Goh Geok Ling	2,100	0.0001	—	—	2,100	0.0001
Kwa Chong Seng	42,129	0.0028	50,000	0.0033	92,129	0.0061
Narayana Murthy	2,000	0.0001	—	—	2,000	0.0001
Leung Chun Ying	—	—	—	—	—	—
Peter Ong Boon Kwee	—	—	—	—	—	—
John Alan Ross	10,000	0.0007	—	—	10.000	0.0007
Wong Ngit Liong	—	—	—	—	—	—

The interests of the Directors in Ordinary Shares comprised in outstanding Share Options and Awards as at the Latest Practicable Date are as follows:

Directors	No. of Ordinary Shares comprised in outstanding Share Options	No. of Ordinary Shares comprised in outstanding Awards
Jackson Tai	440,175	247,160
Frank Wong Kwong Shing	448,050	197,660

3.2 **Substantial Shareholders' Interests.** The interests of the substantial Shareholders in the Shares as at the Latest Practicable Date, are set out below:

Substantial Shareholders	Direct Interest No. of Ordinary Shares	%	Deemed Interest No. of Ordinary Shares	%	Total Interest No. of Ordinary Shares	%
Temasek	185,673,795	12.28	238,982,790[1]	15.80	424,656,585	28.08
Maju	234,497,040	15.51	—	—	234,497,040	15.51

Note:

(1) This includes the 234,497,040 Ordinary Shares held by Maju. Temasek is deemed to have an interest in these Ordinary Shares as Maju is a wholly-owned subsidiary of Temasek.

4. DIRECTORS' RECOMMENDATION

The Directors (other than the Common Directors) are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

The Common Directors, being Mr Koh Boon Hwee and Mr Kwa Chong Seng, have abstained from making any recommendation for Shareholders to vote in favour of the Ordinary Resolution and will abstain from voting in respect of their holdings of Ordinary Shares (if any) on the Ordinary Resolution. The Common Directors will also not accept any appointment as proxies or otherwise for voting on the Ordinary Resolution unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

Temasek and its concert parties (including Maju and the Temasek Companies) will abstain from voting in respect of their holdings of Ordinary Shares (if any) on the Ordinary Resolution.

5. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 24 to 25 of this Circular, will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on 4 April 2007 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Eighth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the Ordinary Resolution set out in the Notice of EGM.

6. ACTION TO BE TAKEN BY SHAREHOLDERS

6.1 **Appointment of Proxies**. Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

6.2 **When Depositor regarded as Shareholder**. A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

7. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2006;

(b) the 2006 Circular; and

(c) the Memorandum and Articles of Association of the Company.

8. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
DBS GROUP HOLDINGS LTD

KOH BOON HWEE
CHAIRMAN

HEAD COMPANIES, FOREIGN AFFILIATES AND FUNDS OF HEDGE FUNDS

Part 1 — The Head Companies

1. Singapore Telecommunications Ltd
2. MediaCorp Pte Ltd
3. SembCorp Industries Ltd
4. Keppel Corporation Limited
5. Singapore Airlines Limited
6. PSA International Pte Ltd
7. SMRT Corporation Ltd
8. Singapore Power Limited
9. Wildlife Reserves Singapore Pte Ltd
10. Temasek Management Services Pte Ltd
11. Urban Management Company (1987) Pte Ltd
12. Neptune Orient Lines Limited
13. Singapore Technologies Engineering Limited
14. Chartered Semiconductor Manufacturing Ltd
15. CapitaLand Limited
16. STATS ChipPac Ltd
17. Singapore Food Industries Limited
18. Green Dot Capital Pte Ltd
19. Vertex Venture Holdings Pte Ltd
20. Singapore Technologies Telemedia Pte Ltd
21. Accuron Technologies Limited
22. Tuas Power Limited
23. Senoko Power Limited
24. Power Seraya Limited
25. Gas Supply Pte Ltd
26. Mapletree Investments Pte Ltd
27. Mount Faber Leisure Group Pte Ltd
28. EH Group Ltd (in liquidation)
29. Aetos Security Management Pte Ltd
30. CISCO Security Pte Ltd
31. CitySpring Infrastructure Management Pte Ltd
32. National University Hospital (Singapore) Pte Ltd
33. ST Asset Management Ltd
34. Surbana Corporation Pte Ltd

Part 2 — The Foreign Affiliates

1. PT Bank Danamon Indonesia Tbk
2. PT Bank Internasional Indonesia Tbk
3. The Rohatyn Group Asia Opportunity Fund, Ltd
4. Malaysian Plantations Berhad
5. Shin Corporation Public Company Limited
6. NIB Bank Limited (formerly NDLC-IFIC Bank Limited)

Part 3 — The Funds of Hedge Funds

1. Fullerton Absolute Returns Investment Strategies Fund
2. Fullerton Monex Asia Feeder
3. Fullerton Capital Pte Ltd
4. Fullerton Orchard Unit Trust

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of DBS Group Holdings Ltd ("**DBSH**" or the "**Company**") will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 4 April 2007 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Eighth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolution which will be proposed as an Ordinary Resolution:

Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of DBSH of all the powers of DBSH to purchase or otherwise acquire issued ordinary shares in the capital of DBSH ("**Ordinary Shares**") not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") transacted through the Central Limit Order Book trading system and/or any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by DBSH in general meeting, the authority conferred on the Directors of DBSH pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of DBSH is held; and

(ii) the date by which the next Annual General Meeting of DBSH is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, Other Exchange were recorded, preceding the date of the market purchase by DBSH or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from Shareholders, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Percentage**" means that number of issued Ordinary Shares representing 10% of the issued Ordinary Shares of DBSH as at the date of the passing of this Resolution (excluding any Ordinary Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to an Ordinary Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Heng Lee Cheng (Ms)
Group Secretary

Singapore
19 March 2007

Notes:

1. A member of DBSH entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of DBSH.
2. The instrument appointing the proxy must be deposited at the Company's registered office not less than 48 hours before the time set for holding the Meeting.
3. DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. The amount of financing required for DBSH to purchase or acquire its Ordinary Shares, and the impact on DBSH's financial position, cannot be ascertained as at the date of this Notice as these will depend on whether the Ordinary Shares are purchased or acquired out of capital or profits, the number of Ordinary Shares purchased or acquired, the price at which such Ordinary Shares were purchased or acquired and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued and paid-up Ordinary Shares of DBSH as at 21 February 2007 (the "**Latest Practicable Date**"), the purchase by DBSH of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 151,238,474 Ordinary Shares.

   Assuming that DBSH purchases or acquires 151,238,474 Ordinary Shares at the Maximum Price, in the case of both market and off-market purchases, of S$23.84 for one Ordinary Share (being the price equivalent to 5% above the average closing price of the Ordinary Shares traded on the SGX-ST over the last five market days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$3.61 billion.

   The financial effects of the purchase or acquisition of such Ordinary Shares by DBSH pursuant to the proposed Share Purchase Mandate on the financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2006 based on these and other assumptions are set out in paragraph 2.7 of the Company's Circular to Shareholders dated 19 March 2007.

This page has been intentionally left blank.

DBS

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199901152M

IMPORTANT

If you have purchased Ordinary Shares using your CPF funds, or hold non-voting convertible preference shares or hold non-voting redeemable convertible preference shares in the capital of the Company, this Circular is forwarded to you for your information only and this Proxy Form is not valid for use by you.

PROXY FORM

I/We ______________________________ NRIC No. ______________

of ____

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 4 April 2007 at 2.30 p.m. (or so soon thereafter following the conclusion or adjournment of the Eighth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolution as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Ordinary Resolution To approve the proposed renewal of the Share Purchase Mandate.		

Dated this __________ day of ________________ 2007

Total Number of Ordinary Shares held

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: Please read Notes.

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Ordinary Shares in the capital of the Company held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be lodged at the registered office of the Company at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809 not less than 48 hours before the time appointed for the Extraordinary General Meeting. The sending of a Proxy Form by a member does not preclude him from attending and voting in person at the Extraordinary General Meeting if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

7. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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Living, Breathing Asia



082-03172 RECEIVED

AR/S
12-31-06

DBS Group Holdings Ltd
Annual Report 2006

Sustainable Growth as an Asia Banking Specialist
DBS performance at a glance

Scaling New Heights
Chairman's message to shareholders

Committed to Strengthening our Franchise in Asia
CEO's Report

One Bank, One Team, One Heartbeat
Featuring the DBS family

DBS


We understand
Asia intuitively.
After all, we're
born and bred here.
DBS

Living, Breathing Asia

This is Asia's century. As a development bank born in the region nearly four decades ago, DBS embodies the spirit of New Asia and is well-positioned to ride its growth. We will build on our heritage as we seize the wealth of opportunities in a rapidly prospering Asia. All of us at DBS are proud to be part of Asia's future…
as we re-affirm our commitment to our customers, shareholders and the many communities we operate in.


星展銀行 DBS
DBS. Born and Bred in Asia.

Contents




DBS

Cover: *Fusing traditional Chinese opera with modern dance sensibilities. DBS. Embracing Asia's past, shaping Asia's future.*

Sustainable Growth as an Asia Banking Specialist

FINANCIAL SUMMARY – DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES ("DBSH GROUP")

	2006	2005	2004	2003	2002
Selected Income Items ($ millions)					
Income	**5,438**	4,641	4,976	4,265	4,239
Profit before allowances and goodwill charges	**3,069**	2,615	3,020	2,473	2,429
Net profit attributable to shareholders (excluding goodwill charges)	**2,269**	1,952	2,435	1,491	1,381
Net profit attributable to shareholders	**2,269**	824	1,995	1,061	1,103
Selected Balance Sheet Items ($ millions)					
Total assets	**197,372**	180,204	175,671	159,479	149,425
Customer loans[1]	**86,630**	79,462	69,659	64,330	60,704
Customer deposits[1]	**131,373**	116,884	113,206	108,041	101,315
Shareholders' funds	**18,675**	16,724	16,444	14,818	14,241
Per Ordinary Share ($)					
Basic earnings (excluding goodwill charges)	**1.50**	1.30	1.63	1.00	0.94
Basic earnings	**1.50**	0.54	1.33	0.71	0.75
Gross dividend	**0.76**	0.58	0.40	0.30	0.30
Net book value	**12.08**	10.87	10.72	9.69	9.30
Selected Ratios (%)					
Return on shareholders' funds (excluding goodwill charges)	**12.8**	11.8	15.6	10.3	9.9
Return on shareholders' funds	**12.8**	5.0	12.8	7.3	7.9
Return on assets (excluding goodwill charges)	**1.20**	1.10	1.45	0.97	0.92
Return on assets	**1.20**	0.46	1.19	0.69	0.73
Cost-to-income	**43.6**	43.7	39.3	42.0	42.7
Non-performing loans rate	**1.7**	2.1	2.5	5.2	6.1
Loss allowance coverage	**115**	97	89	63	59
Capital adequacy					
Tier I	**10.2**	10.6	11.3	10.5	10.3
Total	**14.5**	14.8	15.8	15.1	15.5

(1) Includes financial assets/liabilities at fair value through profit or loss

Delivering Record Earnings

NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND RETURN ON SHAREHOLDERS' FUNDS ("ROE"), EXCLUDING GOODWILL CHARGES


2,435
2,269
1,952
1,381
1,491
15.6
11.8
12.8
9.9
10.3
02
03
04
05
06

▬ Net Profit ($ millions) (excluding goodwill charges)
▭ ROE (%) (excluding goodwill charges)

NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND ROE


2,269
1,995
824
1,103
1,061
12.8
12.8
7.9
5.0
02
03
04
05
06

▬ Net Profit ($ millions)
▭ ROE (%)

NET INTEREST INCOME AND NET INTEREST MARGIN


3,591
2,943
2,782
2,507
2,691
2.10
1.87
1.91
2.20
02
03
04
05
06

▬ Net Interest Income ($ millions)
▭ Net Interest Margin (%)

INCOME AND COST-TO-INCOME RATIO


5,438
4,976
4,641
4,239
4,265
42.7
42.0
39.3
43.7
43.6
02
03
04
05
06

▬ Income ($ millions)
▭ Cost-to-Income (%)

CUSTOMER DEPOSITS AND LOANS(1)


131.4
101.3
108.0
113.2
116.9
86.6
79.5
60.7
64.3
69.7
02
03
04
05
06

▬ Customer Deposits ($ billions)
▭ Customer Loans ($ billions)

ASSET QUALITY


115
97
89
63
59
6.1
5.2
2.5
2.1
1.7
02
03
04
05
06

▬ Loss Allowance Coverage (%)
▭ NPL Rate (%)

(1) Includes financial assets/liabilities at fair value through profit or loss


We believe that Asia's history is rich in ideas that are waiting to resurface. Our expertise in Asia and in
them to life. We'll invigorate all aspects of your business – whether it involves planning for the future
Asia's largest bank, visit www.dbs.com today.


"IT IS SAID THE ART OF CHEONGSAM MAKING WAS PERFECTED CENTURIES AGO.
I BEG TO DIFFER."
There are many great ideas from Asia's past.
We're here to help make sure they live on in the future.
DBS. Living, Breathing Asia.
DBS

Scaling New Heights

2006 was a good year for DBS. Efforts to transform ourselves into a competitive Asia banking specialist are gaining traction, resulting in record Group net profit of $2.18 billion. Net interest and fee income were also at record highs of $3.59 billion and $1.16 billion respectively. An economically vibrant Asia gave our business an added lift last year.

"As a bank that lives and breathes Asia, we have a rich heritage ideally suited to serving our largely Asian clientele. But our competitors are not standing still.

To become a stronger organisation, we need to embrace change, possess discipline and focus, and build sustainable competitive advantage."

Asia's resurgence is real. The region's burgeoning middle class is fuelling huge growth in domestic demand for goods, services and infrastructure. This group is the fastest-growing middle class in the world and this bodes well for continued economic prosperity.

Against this backdrop, DBS is uniquely positioned to capture the regional opportunities that abound. As a bank that lives and breathes Asia, we have a rich heritage ideally suited to serving our largely Asian clientele. But our competitors are not standing still. To become a stronger organisation, we need to embrace change, possess discipline and focus, and build sustainable competitive advantage. In view of this, our three priorities last year were to build a strong DBS culture, manage our business in totality and become truly customer-centric.

Building a strong DBS culture

As we grow across the region, we need even better access to financial and intellectual capital. This is true of all industries but none more so than banking, where people are our biggest asset. While modern technology has helped to transform the banking sector, we are ultimately still a people-driven business. As we expand, our goal is to embed a set of firm values into the organisation so that we will, in time, develop a distinctive DBS performance culture. We want DBS staff to be known for their positive 'can-do' attitude, strong sense of empowerment and customer mindset.

This would not be possible without imbuing a stronger sense of organisational pride and ownership among our staff. To this end, in 2006, we placed greater emphasis on internal communications and engaging our nearly 13,000 employees group-wide. Staff were proudly featured as the face of our inaugural regional brand campaign. We rallied them together in staff townhalls held in our key markets of Singapore, Hong Kong, China, India and Indonesia. Considerable effort was also made to revitalise the DBS brand and foster better teamwork across businesses and geographies.

There is still room for improvement but we are taking steps in the right direction. We will significantly increase our investment in talent management, training and people development. To foster a strong performance-oriented culture, we have also revamped DBS' appraisal and compensation systems so that we can better differentiate and reward those who perform well.



Managing our business in totality

As banking grows in scale and scope, another priority is to hardwire DBS to become more process-oriented and rigorous in the way we manage our business.

In the last year, we put in place key performance indicators (KPIs) across the entire DBS Group and are now managing the bank to these KPIs.

We are also tracking external and internal perceptions comprehensively. Externally, we have implemented a system to closely monitor our customer service metrics regionally. In addition, we now measure the effectiveness of our key marketing initiatives. Within the bank, staff feedback is sought on a quarterly basis to gauge how we have fared in delivering on our areas of priority.

These initiatives will instill greater discipline and focus in managing our business in totality, and are driven by our belief that what gets measured, gets done.

Becoming truly customer-centric

With products and services in the banking industry becoming increasingly commoditised, the ability to delight customers is a key determinant of success. Moreover, providing genuinely good customer service on a consistent basis is hard to achieve and maintain, and thus the most difficult factor for competitors to replicate. Our goal is to foster a DBS culture whereby every issue is looked at from the customer's point of view and acted upon swiftly. While we have made some progress here, we are aware that there is much more work to be done.

> "Our goal is to foster a DBS culture whereby every issue is looked at from the customer's point of view and acted upon swiftly."

In 2007, we will be investing more in our people and stepping up efforts to understand how to improve employee engagement. We believe that staff who are given opportunities to learn and grow at work will be more fulfilled and also more motivated and committed to excellence. Underlining the importance of this, we launched our first bank-wide employee engagement survey last year, and will continue to actively keep our finger on the pulse of the organisation.

The Board is recommending a final dividend of 20 cents per share, resulting in a full-year dividend of 71 cents a share. This is a 22% increase over 2005. In addition, the Board is also recommending a special dividend of five cents a share to be paid together with the fourth-quarter dividend.

The last 12 months as chairman of DBS have been challenging and rewarding. Over this period, I have benefitted from the unstinting support, steady guidance and wise counsel of my fellow board members. I would like to express my gratitude to them for their contributions and to thank my colleagues in the bank, our customers, partners and shareholders for supporting us as we continue on our journey to transform DBS into one of the most respected and admired financial institutions anchored in Asia.

Going forward, we are determined to harness the collective strength within the organisation as we face the ever-changing landscape and increasingly frenetic competition. While 2006 was a good year for DBS, there will certainly be new challenges ahead. Nevertheless, I believe DBS has what it takes to scale new heights; our people are talented and I am confident that we will be able to seize the opportunities offered by a vibrant, dynamic and rapidly prospering Asia.

KOH BOON HWEE
Chairman, DBS Group Holdings

At The Helm

1. KOH BOON HWEE
Chairman
Appointed 15 June 2005, he is Executive Director of MediaRing Ltd and Chairman and CEO of Sunningdale Tech Ltd (formerly known as Tech Group Asia Ltd). Mr Koh was formerly Managing Director of Hewlett-Packard in Singapore from 1985-1990 and Executive Chairman of the Wuthelam Group from 1991-2000. He is also a director of Temasek Holdings (Pte) Ltd and Director of the Harvard Singapore Foundation. Age 57.

2. JACKSON TAI
Vice Chairman & Chief Executive Officer
Appointed 13 May 2001, he has been Chief Executive Officer since June 2002. A United States citizen, he joined DBS in 1999 as Chief Financial Officer and was made President and Chief Operating Officer in January 2001. Prior to joining DBS, Mr Tai served 25 years at J.P. Morgan & Co as an investment banker. He is also a director of CapitaLand Ltd, and a Council Member of the Institute of Banking & Finance. Age 56.

3. FRANK WONG KWONG SHING
Chief Operating Officer
Appointed 16 September 2003, he is Chief Operating Officer of DBS Group Holdings and DBS Bank, Vice Chairman of DBS Bank and Chairman of DBS Bank (Hong Kong). A British citizen, he brings over 30 years of experience in financial markets, having worked for Citibank, J.P. Morgan and NatWest Markets, and in Hong Kong, Frankfurt, London and Singapore. Mr Wong is also Director of China Mobile Limited, and a board member of the Singapore Tourism Board. Age 59.

4. ANG KONG HUA
Director
Appointed 21 March 2005, he is Executive Director of NatSteel Ltd in charge of strategic matters. Prior to this, he was Chief Executive Officer of NatSteel for 28 years. Mr Ang also serves on the boards of Neptune Orient Lines Ltd, K1 Ventures Limited and the Government of Singapore Investment Corporation. Age 63.

5. ANDREW ROBERT FOWELL BUXTON
Director
Appointed on 17 February 2006, he is a Non-Executive Director of CapitaLand Limited and its subsidiary, CapitaLand Financial Limited. Mr Buxton retired as Chairman of Barclays Bank plc in 1999. He was President of the British Bankers Association from 1998 to 2002 and a Member of the Court of the Bank of England from 1997 to 2001. He is now Deputy Chairman of Xansa plc, and a financial consultant. Age 67.

6. GOH GEOK LING
Director
Appointed 3 May 2004. Prior to his retirement in October 1999, he was in the electronics industry for 29 years. He spent 28 years with Texas Instruments Singapore Pte Ltd where he last held the post of Managing Director. Following the acquisition of Texas Instruments Singapore's assets by Micron Technology Inc in 1998, he became the Managing Director of Micron Semiconductor Asia Pte Ltd. Mr Goh is also a Council Member of Nanyang Technological University. Age 66.



7. KWA CHONG SENG
Director
Appointed 29 July 2003, he is Chairman and Managing Director of ExxonMobil Asia Pacific Pte Ltd and the Lead Country Manager for the ExxonMobil Companies in Singapore. He is also Deputy Chairman of Temasek Holdings (Pte) Ltd. Mr Kwa also serves on the Public Service Commission and the Legal Service Commission in Singapore. Age 60.

8. LEUNG CHUN YING
Director
Appointed 22 July 2002, he is Chairman of DTZ Debenham Tie Leung Asia Pacific, a property services company. He was extensively involved in the establishment of Hong Kong as a Special Administrative Region, having served as a Vice Chairman of the Preparatory Committee and the Provisional Legislative Council. He continues to be actively involved in public service in Hong Kong, having been a member of the Hong Kong Executive Council since 1997. Age 52.

9. NARAYANA MURTHY
Director
Appointed 19 August 2003, he is Chairman of Infosys Technologies Ltd., a company he founded and in which he had served as Chief Executive Officer for 20 years. An Indian citizen, he is also Chairman of the Indian Institute of Management, Ahmedabad and sits on the Board of Trustees of Singapore Management University. Age 60.

10. PETER ONG BOON KWEE
Director
Appointed 26 March 2003, he is Permanent Secretary at the Ministry of Trade and Industry. Prior to that, he was Permanent Secretary at the Ministry of Transport and Second Permanent Secretary (Defence) at the Ministry of Defence. From 1998 to 2000, he was seconded to Temasek Holdings (Pte) Ltd as an Executive Vice President. He is the current Chairman of the Maritime and Port Authority. Age 45.

11. JOHN ALAN ROSS
Director
Appointed 6 February 2003, he is a retired banker. Prior to his retirement in February 2002, he was Corporate Chief Operating Officer for the Deutsche Bank Group. Before joining Deutsche Bank in 1992, he spent 21 years at the Bank of New York, where he was its last Executive Vice President, Head of Global Asset and Liability Management. A United States citizen, Mr Ross is a Trustee of the German Marshall Fund, the Jewish Museum, the Metropolitan Opera Guild and Hobart & William Smith Colleges. Age 62.

12. WONG NGIT LIONG
Director
Appointed 3 May 2004, he has been the Chairman and Chief Executive Officer of Venture Group since 1986. Prior to that, he spent more than 12 years with the Hewlett-Packard Company. Mr Wong also serves on the board of Royal Philips Electronics. He is also Chairman of the NUS board of Trustees, and sits on the Research Innovation and Enterprise Council. Age 66.

1 2 3 4 5 6 7 8 9 10 11 12



Highlights of 2006

JANUARY

* Cholamandalam DBS Finance, DBS' consumer finance joint venture with the well-regarded Murugappa Group of Chennai, launched first personal loan product.

FEBRUARY

* Former chairman of Barclays Bank Andrew Buxton appointed to the Boards of DBS Group and DBS Bank.
* DBS mandated sole lead arranger for US$222 million syndicated loan for Pamapersada, Indonesia's largest contract mining company. The upsized facility was its maiden offshore syndicated loan since the Asian financial crisis.

MARCH

* DBS mandated sole lead arranger and bookrunner for US$265 million equivalent facility for Spice Communications of India. The transaction, put in place for Telekom Malaysia to complete its acquisition of a 49% stake in Spice, was DBS India's first domestic loan syndication deal and first loan/security agency mandate.
* POSB Everyday Card, a card designed to meet the everyday spending needs of Singaporeans, acquired its 100,000th cardholder within six months of launch.

APRIL

* DBS received approval to open its first branch in the Middle East, making DBS one of the first few Asia-based banks, and the first Singapore-based bank, to receive a licence in Dubai.
* DBS announced successful completion of SME ACCESS Loan, the first rated SME loan securitisation scheme in Southeast Asia, achieving a financing portfolio of $100 million.

MAY

* DBS opened Shanghai Luwan sub-branch offering consumer banking and DBS Treasures Priority Banking services.
* DBS set up a branch in fast-growing Suzhou, the first Singapore-based bank to do so.
* DBS mandated coordinating arranger and sole bookrunner for Air China's US$750 million loan, the largest syndicated aircraft facility for a PRC airline.
* DBS launched DBS Treasures Priority Banking for the high net-worth in India.
* DBS pioneered another new investment asset class – Singapore's first business trust – when it acted as sole financial advisor, underwriter and bookrunner for Pacific Shipping Trust.
* DBS made it possible for DBS and POSB customers to make donations to the Singapore Red Cross in aid of victims of the earthquake in Indonesia that devastated Java.

JUNE

* DBS Asset Management announced its intention to acquire a 33% stake in Changsheng Fund Management, with the aim of building a leading fund management company in China.
* DBS introduced the first Middle Eastern non-bank issuer, Emirates Airlines, to the Singapore dollar debt capital markets.
* DBS acquired a further 54% stake in AXS InfoComm Pte Ltd. The network of 390 AXS stations expanded DBS' electronic collection capabilities island-wide.
* DBS successfully priced a benchmark international offering of US$900 million floating-rate subordinated notes due 2021. This subordinated note issue was the first of its kind with a maturity of at least 10 years issued by an Asia-based bank outside Japan.

JULY

* Following investors' strong reverse enquiries, DBS successfully priced another S$500 million subordinated notes offering to supplement its earlier US$900 million international issue.
* DBS appointed joint financial adviser, global coordinator and bookrunner for CDL Hospitality Trusts. The first hotel REIT in Asia ex-Japan featured an innovative stapled structure linked to a business trust and gave retail investors access to a new property class.
* DBS mandated lead arranger and bookrunner for PSA International's US$3.42 billion term facility, one of the largest US$ syndicated loans in Asia ex-Japan and Australia.

AUGUST

* Veteran Hong Kong banker Amy Yip appointed CEO of DBS Hong Kong following the retirement of Randy Sullivan.
* Winner of the DBS American Express Black Card draw drives away in a black Lamborghini Gallardo after being selected from over 130,000 DBS Black Cardholders in Singapore.

SEPTEMBER

* DBS mandated regional arranger for the Asian Development Bank's US$10 billion Asian Currency Note Programme, Asia's first multi-currency bond platform since the 1997 financial crisis. DBS was sole lead manager and bookrunner for the Singapore dollar issue launched concurrently.



DBS Management Committee members, from left to right: (first row sitting) Rajan Raju, Amy Yip, Jeanette Wong, Jackson Tai and Frank Wong; (second row sitting) Brent Smith, Roger Arner, Susan Ho and Karen Ngui; (standing) Edmund Larkin, Edmund Koh, Teresa Lin, Eric Ang, Sharon Craggs, David Lau, Chng Sok Hui and Theresa Soikkeli.

* DBS Hong Kong was one of the first to extend weekday banking hours from 5pm to 6pm to better serve customers. Taking into consideration staff's work-life balance, DBS also implemented a five-day work week for branch employees.
* DBS the first in Asia to offer full banking services within an airport transit area when it launched DBS Asia Treasures at Singapore's Changi International Airport.
* DBS launched its first regional branding campaign during Singapore 2006 – the largest international convention held in Singapore where 20,000 delegates from 180 countries gathered for the IMF and World Bank meetings. The campaign reaffirmed DBS' positioning as a bank that specialises in Asia.

OCTOBER

* DBS Asia Capital lead-managed the highly successful HK$1.4 billion IPO of Hong Kong property developer SPG Land, which was 89 times subscribed.
* DBS mandated lead arranger and bookrunner for Reliance Petroleum's US$2 billion greenfield refinery financing, India's biggest foreign currency loan and the largest limited recourse financing in Asia outside of China since the 1997 financial crisis.

DECEMBER

* DBS among the first batch of foreign banks – and the only Singapore-based bank – to receive approval to prepare for local incorporation in China. Setting up a local subsidiary enables DBS to offer a full suite of RMB banking services to Chinese nationals.
* Rating Agency Malaysia assigned DBS a long-term general bank rating of 'AAA' with a stable rating outlook, making DBS one of only four triple-A rated foreign banks in Malaysia.
* DBS mandated global coordinator for the US$1.4 billion bridge financing for Marina Bay Sands, Singapore's first Integrated Resort project.

Committed to Strengthening our Franchise in Asia

Asia is on the rise. After several years of strong growth, the region's economies continued to surge ahead in 2006, propelled by stronger consumer confidence, rising asset prices and increased global trade.

The only speed bump in an otherwise benign landscape appeared in May, when regional stock markets suffered large sell-offs on fears of rising oil prices, slower growth and higher inflation. Market uncertainty and sharp volatility dampened capital market, trading and wealth management activities. But the disquiet soon receded. By December, most regional stock indices had rallied to new highs. Against this backdrop, Singapore's economy surpassed earlier forecasts with 7.9% growth, while Hong Kong, our second-largest market, is expected to have grown more than 6.5%.

DBS capitalised on overall favourable economic conditions and our competitive advantage as an Asia banking specialist to post the highest Group net profit in our 38-year history.

Our dogged pursuit of optimising our balance sheet, shifting our business mix toward higher risk-adjusted returns, and building recurring income has produced more consistent and sustainable earnings growth. In the process, we also extended our product capabilities in global transaction services, treasury, capital markets and wealth management. All these strategic initiatives contributed to better returns to our shareholders.

For 2006, Group net profit rose 32% to a record $2.18 billion excluding one-time gains and goodwill charges, bolstered by stronger performance across businesses and geographies. Earnings growth was broad-based, with increases in almost all key income groups.



Net interest income grew 22% to $3.59 billion, reflecting another year of loan growth, better margins and a stronger focus on our asset and liability management capabilities. Net interest margin, at 2.20%, was at a new record. Net fee income rose for the eighth consecutive year, up 17% to a record $1.16 billion. Non-fee income increased 46% to $598 million.

For the year, our loan book rose 9% to $86.6 billion, led by corporate and SME loans, while consumer loans in Singapore picked up in the second half. DBS also increased corporate loans outside our core markets of Singapore and Hong Kong, such as in China, India and Indonesia. Overall, our loan book has grown steadily over the last eight consecutive semi-annual periods since December 2002, at a 10.5% compound annual growth rate.

Our asset quality continues to be among the best for Asian banks. The ratio of non-performing loans improved from 2.1% in 2005 to 1.7% at year-end. Even though the credit cycle remained benign, DBS boosted provision coverage from 97% the year before to a record 115% – about two and a half times the 44% low point in 1998.

DBS has the capacity to support our customers' needs as they grow and expand their operations in Asia. Given our strong asset quality, we have the confidence to take on more thoughtful and demanding risks, and to drive aggressively for loan growth, without compromising our credit standards.

We are encouraged that the market recognises our stronger core earnings performance. DBS' share price rose 37% in 2006, outpacing the 27%

gain of the broader Straits Times Index and the 29% rise of the Singapore Finance Equities Index.

Strengthening our Asian franchise

We live and breathe Asia. Our competitive advantage lies in our understanding Asia's cultural nuances, and in our ability to capitalise on this insight to help our customers in Asia deal with their most important needs.

With foresight and determination, we built expertise over the years in capital markets, treasury and wealth management. Today, we are able to leverage these capabilities in connecting our clients in Asia with our extensive distribution to traditional as well as "New Asian" investors. Few firms can match our ability to reach highly-liquid SMEs or first-time high net-worth customers, or to sell securities through our market-leading ATM network and highly-interactive e-banking services. DBS, we believe, is well-positioned to intermediate rapidly growing Asia capital flows in new and unconventional ways.

In 2006, we continued our leadership across regional debt and equity capital markets, syndicated finance, private equity as well as mergers and acquisitions. We were also at the forefront of a long list of ground-breaking capital markets transactions, a reflection of our established know-how in product structuring and our track record of linking Asian investors with issuing clients.

* DBS was the regional arranger for the Asian Development Bank's (ADB) US$10 billion Asian Currency Note Programme, the first multi-location, multi-currency financing since the 1997 regional economic crisis, and a new milestone for fragmented Asian currency markets. Instead of the usual sequential fund-raising approach, ADB is now able to simultaneously access several Asian financial markets under a single, unified framework. ADB's pioneering issue overcomes Asian market constraints that spring from differences in regulatory, tax, documentary and currency conventions in each jurisdiction. Going forward, other Asian issuers may use the same ADB financing format to bypass the long-standing practice of looking to the London or New York markets to raise capital that all too often comes from Asia. In time, Asia should be able to set the tone and pace for how liquidity in the region is redistributed to worthy Asian issuers.

* DBS continued to be the leading intermediary for foreign issuers, including conglomerates and banks, in the Singapore dollar bond market. During the year, we extended our geographical reach to issuers beyond Asia, such as in assisting Emirates Airlines to be the first Middle Eastern non-bank issuer to raise $400 million of five and 10-year notes in the Singapore dollar bond market.

"DBS capitalised on overall favourable economic conditions and our competitive advantage as an Asia banking specialist to post the highest Group net profit in our 38-year history."

* DBS pioneered the booming REIT market in Singapore back in 2002. Since then, we have maintained our market leadership in the Singapore REIT market by underwriting 18 transactions with a total issuance of US$1.49 billion. We successfully brought our REIT expertise to other markets. In Hong Kong, we launched the first REIT with mainland China assets. In Thailand, we led the first listed office property fund and the first listed retail property fund with an international offering. In Malaysia, we lead-managed the first Malaysian REIT with an international offering. In Singapore, DBS maintained our market-leading position in underwriting this asset class with 37% market share.

* We reinforced our leadership in the securitisation market by listing Singapore's first business trust on the Singapore Exchange in May. We were sole financial adviser, underwriter and bookrunner for the US$100 million Pacific Shipping Trust, which attracted public subscription of about 10 times. DBS aims to replicate this flexible business trust structure for other issuers with stable cash flows, including those in the infrastructure and utilities sectors.

* In February, DBS was joint lead manager and joint bookrunner for Videocon's inaugural issue of US$90 million of five-year foreign currency convertible bonds. DBS stayed the course for this Indian issuer even though two of the four joint leads pulled out at the last hour after failing to secure the underlying credit support for the transaction. DBS successfully priced the financing as the markets were closing on the eve of the Chinese New Year holidays. The issue was well received by investors and propelled DBS to the top 10 in the convertible league tables.


Bred in Asia
DBS

Unleashing the spirit of New Asia: In line with imbuing staff with a greater sense of organisational pride, DBS staff were prominently featured as the face of the bank's inaugural regional brand campaign.

- * In equity capital markets, Thai Beverage, Thailand's largest brewer and distiller, launched its $1.37 billion initial public offering in May, amid the most volatile equity market conditions in a year. The IPO was the largest since DBS' $4.2 billion flotation in 1993 for SingTel, Singapore's largest telecommunications company. DBS acted as the lead manager and coordinator for the Singapore portion of Thai Beverage's global offering. Despite weak market sentiment, the international and Singapore offerings were oversubscribed.

- * In March, we were the sole arranger for a US$265 million equivalent facility for Spice Communications of India – DBS India's first domestic loan syndication and loan/security agency mandate. The financing was put in place for Telekom Malaysia to complete its acquisition of a 49% stake in Spice.

Our capital market leadership continues to be recognised in numerous international and regional trade publications. In particular, *The Asset* named DBS the Best Domestic Bank, Best Domestic Investment Bank, Best Equity House and Best Debt House in Singapore in 2006. *FinanceAsia* singled out DBS as "Best Small-cap Equity House", saying that DBS"carved a strong niche in bringing small-cap companies to market in both Singapore and Hong Kong".

Standing by our customer

We take pride in being Asia banking specialists, and it is no surprise that all our key decision makers are located here in Asia. With Asia fast becoming the centre of economic activity and capital formation, we can meet most of our clients' needs right here in Asia, and increasingly on better terms than in North America or Europe. On the flip side, we cannot fold up our tents when times are tough in Asia.

In 2006, we continued to reaffirm our commitment to our clients in Singapore and across the region, through challenging times.

In May, jitters over inflation and economic bubbles caused markets across emerging markets to nosedive. All high-beta stocks around the world were sold. Even Asia (ex-Japan and India), which was more resilient among emerging stock markets, was not spared. Stock indices in The Philippines, Thailand, Singapore and Hong Kong saw more than double-digit declines.

In the aftermath, capital market financings were pulled left and right. However, DBS stood steadfastly by our clients to help them through difficult markets.

- * We successfully launched the $369 million IPO for luxury resort operator Banyan Tree in May. The institutional tranche received convincing interest from investors around the world, and the retail offering through our ATM network was fully subscribed.

* In July, we successfully took public Frasers Centrepoint Trust and CDL Hospitality Trust, despite sagging equity market conditions, and even though three new property-related issuances and four IPO candidates were withdrawn from the Hong Kong and Singapore markets. Frasers Centrepoint Trust's $270 million IPO attracted substantial institutional and retail investor interest.

* DBS was joint financial advisor, joint lead underwriter and joint bookrunner for the $352.8 million listing of CDL Hospitality Trust, the first hotel REIT in Asia ex-Japan with an innovative stapled structure. We stood firmly behind our commitment to CDL in the midst of volatile market conditions, even while well-known underwriters wavered. The issue was well received, with the placement tranche 1.9 times and retail tranche 6.6 times subscribed. Although we were supported by our extensive distribution capabilities to traditional and new investors, DBS never felt we could side-step our commitment to our Asia-based clients.

Extending our regional presence

Our focus is Asia, where we understand the region's business and cultural idiosyncrasies, with Southeast Asia, South Asia and Greater China as our key markets.

* In India, DBS entered into a retail finance partnership with the well-regarded Murugappa Group by taking a 37.5% equal ownership stake in a joint venture. Cholamandalam DBS Finance aspires to become a leading financial services franchise in mass retail finance. During the year, the partnership launched a range of new product offerings, including personal loans for prime and sub-prime customers, as well as insurance products through Cholamandalam's more than 150 locations across India.



Celebrating the opening of Shanghai Luwan sub-branch: DBS reaffirms its commitment to China with its new sub-branch. This branch offers consumer banking and DBS Treasures Priority Banking services.

* In China, DBS was among the first foreign banks to seek regulatory approval to set up a local banking subsidiary. We have since received the go-ahead to prepare for local incorporation, the only Singapore bank and one of the few Asia-based banks in the first batch of applicants. With the local banking subsidiary, DBS will be able to offer local Chinese residents a full suite of renminbi products. In December, we also received approval from the China Banking Regulatory Commission to accept time deposits of at least RMB 1 million from local Chinese residents at our Beijing, Shanghai and Shenzhen branches, strengthening our local wealth management offerings in these markets.

To tap the wealth of a rapidly growing Chinese middle class, we are acquiring a 33% stake in Changsheng Fund Management Company. The partnership combines Changsheng's local market knowledge and distribution with DBS Asset Management's expertise in investment and risk management to build a leading fund management company in China. Our partnership, subject to regulatory approvals, complements DBS Asset Management's regional growth footprint.

During the year, we also opened a branch in fast-growing Suzhou, the first for a Singapore-based bank. The expansion is part of our overall strategy to grow DBS' presence and business in the Yangtze Delta region, Pearl-River Delta and the Beijing-Tianjin region. We also established the Shanghai Luwan sub-branch to offer consumer banking and DBS Treasures Priority Banking.

* With two-way trade between the Middle East and Asia on the rise, DBS was among the first few Asia-based banks, and the first Singapore-based bank, to receive a banking licence in Dubai, through the Dubai International Financial Centre (DIFC). Although our DIFC branch operations are relatively new, we have already participated in several key financings, including as lead arranger for the US$1 billion three-year Ijarah (Islamic-compliant leasing agreement) facility for Dubai Department of Civil Aviation. We also joined in the financing of Dubai Port World's acquisition of P&O, and two Murahabas (Islamic syndicated loans) for Kuwait Finance House of Kuwait, and Al Rajhi Banking and Investment Corporation of Saudi Arabia.

* Hwang-DBS Securities Berhad (HDBSS), a wholly-owned subsidiary of Hwang-DBS (Malaysia) Berhad, which is now 27.8% owned by DBS, received approval from Malaysian authorities to convert its operations to that of an investment bank. DBS is an active partner in HDBSS and this development allows HDBSS to expand its existing corporate finance advisory business to include a broader and more sophisticated range of wholesale banking services, including treasury products, to serve Malaysian customers.

We will continue to expand our banking franchise in the region through stepped-up organic growth, as well as thoughtful, disciplined strategic acquisitions and alliances, with the objective of adding value to the DBS pan-Asian franchise and maximising long-term shareholder value.

Managing Asia's rising wealth

Asia is now the fastest-growing region in the world based on GDP growth rates. Its strong economic



DBS memahami betul bahwa pada saat anda mengumpulkan kekayaan, anda
untuk generasi-generasi selanjutnya. Dengan pemahaman kami tentang Asia
berada di tangan yang tepat. Untuk mengetahui lebih banyak tentang kami,
845 5008, Surabaya (031) 531 9661, Medan (061) 457 7336 atau kunjungi
PT Bank DBS Indonesia merupakan anak perusahaan dari DBS Bank Ltd, bank


DBS

Sustaining business momentum in Hong Kong: DBS is No. 2 in trade finance and the third-largest banker for manufacturers.

fundamentals have significantly improved the prospects for Asians across every social stratum. Material wealth has been enhanced by the rise in asset prices, supported by large capital inflows.

Not surprisingly, these better prospects are swelling the ranks of Asia's wealthy, particularly in China and India. Asian wealth will grow ahead of the global average, creating new opportunities for DBS to offer financial advisory and solutions. Our edge lies in our end-to-end origination-to-structuring-to-sales. DBS capitalises on our extensive distribution channels in Singapore and Hong Kong to reverse engineer just-in-time products that suit our identified customer needs.

We have also continued to leverage our derivatives prowess and risk management expertise to structure products for our retail clientele – products previously available only to sophisticated institutional investors.

During the year, DBS launched funds that allow investors to buy mainland A-shares indirectly. Changsheng, our asset management partner in China, is the appointed investment advisor for the newly established DBS China Advantage A-share Fund. This product is structured to meet the investment needs of foreign individual investors, who are otherwise not allowed to tap the A-share market.

DBS Indonesia is a market leader in foreign exchange structured deposits. To better serve our high net-worth customers on the ground, DBS Indonesia launched three DBS Treasures Centres in 2006, taking the total to five. We plan to open nine more DBS Treasures branches in Indonesia in 2007.

In India, we launched DBS Treasures Priority Banking to serve high net-worth clients through our Mumbai and New Delhi branches. We are also awaiting the Reserve Bank of India's approval for new branch licences under CECA, the Singapore – India free trade agreement.

In Singapore, we have the largest network of 865 ATMs and 81 branches, including POSB-branded ATMs and branches. Our ATM network handles about 50% of all transactions; and we have the largest internet banking customer base in Singapore, capturing half of the online banking business. We are also among the top credit card issuers in Singapore with about 20% share.

We further strengthened our payments and collections business with the acquisition of a majority stake in AXS InfoComm, which develops and operates an island-wide network of 390 web-enabled transactional terminals known as "AXS Stations". The AXS Stations complement our internet banking platform and ATM network, serving both retail and corporate customers.

To better serve our retail customers, we embarked on a programme to revitalise POSB and turn it into a full-service mass market bank. The initiative involved a physical renovation of the branches, as well as holistic "service-to-sales" transformation. A total of 36 branches were transformed last year, with the remaining 15 to be completed this year.

DBS is one of the leading providers of custody services in Singapore. We are the only institution to be appointed the Common Depository in Singapore by the world's two leading International Central Securities Depositories, EuroClear Bank and Clearstream Banking. Over the past few years, we expanded our


The first home loan pegged to CPF rates.
Like my family, my home loan should give me a sense of security and peace of mind.
POSB Home Ideal
POSB

Raising transparency levels: POSB, part of the DBS Group, launched a home loan pegged to CPF rates.



Replicating our success in other markets: DBS remained the leader in the Singapore REIT market, having underwritten 18 deals worth US$1.5 billion since 2002. In Hong Kong, we launched the first REIT with mainland China assets.

footprint to Hong Kong and Thailand. Last year, we also secured the necessary licences to expand our custody offering into China, India and Indonesia.

Helping SMEs prosper

Small and medium-sized enterprises are the lifeblood of most economies. In Singapore, they account for 99% of enterprises, about 43% of gross domestic product, and employ more than half the workforce. In Hong Kong, SMEs make up about 98% of all business enterprises.

Through an integrated business model, DBS' Enterprise Banking business now extends from Singapore and Hong Kong to mainland China, Macau, India and Indonesia. During the year, we strengthened our ability to serve SME and mid-cap customers with confidence. We used our balance sheet capacity to support continued loan expansion and emphasised fee-based activities and services, such as DBS' leading capital markets, treasury, cash management and credit risk management expertise.

In Hong Kong, DBS is No. 2 in trade finance and the third-largest banker for manufacturers. We aim to continue to differentiate ourselves by focussing on China and distinctive product offerings such as trade finance, equipment finance and factoring. DBS' Trade Regional Processing Centre in Hong Kong, with a 170-strong team, supports seven other regional locations on top of Singapore and Hong Kong, and handles an estimated 500,000 import and export transactions a year.

In April, DBS completed the first rated SME loan securitisation scheme in Southeast Asia. Known as the SME Access Loan scheme, this pioneering effort was initiated by the Singapore government to help SMEs with little collateral or no track record to obtain financing, with DBS appointed as programme manager. The scheme securitised a portfolio of $100 million of financing to more than 400 SMEs.

The SME Access Loan scheme is an extension of our deep-seated commitment to the SME market, where we are a market leader in another Singapore government-led scheme. DBS has a 22% market share in the Local Enterprise Financing Scheme and is also the top factoring house in Singapore, with about 30% market share.

Capital position and credit ratings

In June, DBS successfully raised US$900 million in a subordinated notes issue of Tier 2 capital. This transaction was the first floating-rate subordinated note issue by an Asian ex-Japan bank with a maturity of at least 10 years. Following investors' strong reverse enquiries on this transaction, DBS successfully priced another S$500 million offering of subordinated notes in July. Both financings supplement maturing subordinated notes, and position us to pursue business and strategic initiatives as they arise.

> "Our 2006 results reflect several years of unwavering dedication and hard work by my DBS colleagues to extend and deepen our customer franchise in Singapore, Hong Kong and throughout Asia."


DBS

Setting a milestone: DBS structured the first regional platform for Asian currency bond issues since the financial crisis with the launch of the Asian Development Bank's US$10 billion note programme.

Our balance sheet remains strong, with our total capital adequacy ratio of 14.5% and Tier 1 ratio of 10.2% comfortably above the regulatory minimum. Our credit ratings are among the highest for banks competing in Asia: "Aa2" by Moody's, "AA-" by Standard & Poor's, and "AA-" by Fitch Ratings. In December, we were also assigned an "AAA" rating by Rating Agency Malaysia (RAM), only the fourth foreign bank in Malaysia to receive such a ringing endorsement. RAM pointed to our solid domestic franchise, superior asset quality, healthy performance indicators, sound funding and liquidity positions, and robust capitalisation, as the basis for awarding DBS the highest possible rating.

Our current risk management framework closely tracks Basel II principles. We are on schedule to meet Basel II qualification timelines of home and host regulators.

Commitment to Asia

The IMF / World Bank meetings held in Singapore in September drew an unprecedented 20,000 participants from around the world, and reinforced Singapore's standing as a key financial centre. We timed our first pan-Asian brand campaign to coincide with the annual meetings, and reaffirmed our commitment as a bank that specialises in Asia.

We are gratified by DBS' progress in 2006. We broke records and posted the highest Group net profit in DBS' 38-year history. I offer my heartfelt thanks to the Chairman and members of the Board for their guidance and counsel, and to our shareholders, customers and business partners for their invaluable support throughout the year.

Our 2006 results reflect several years of unwavering dedication and hard work by my DBS colleagues to extend and deepen our customer franchise in Singapore, Hong Kong and throughout Asia. To my DBS colleagues and their families, I offer my sincere thanks for their commitment and sacrifices. There is more to do, but the broad-based and disciplined results delivered better returns to our shareholders, and point to sustainable growth for DBS as an Asia banking specialist.

JACKSON TAI
Vice Chairman & Chief Executive Officer, DBS Group Holdings


DBS

"This is my first time taking part in such a large-scale staff event, and the energy was electrifying!"

ALISON LING
HYSAN BRANCH, CAUSEWAY BAY

One Bank, One Team, One Heartbeat

Emails from management, quarterly staff briefings on the bank's performance, business unit off-sites to build team-work and department gatherings? The year 2006 featured all these and more – much more.

DBS staff have never been so prominently featured in a region-wide campaign before – or seen anything like the townhalls that took place throughout 2006 – or taken part in quarterly pulse of the-staff surveys and after to have the findings shared at the very next quarterly staff briefing – or had the Chairman address their questions, worries and opinions directly and individually.

Blanche Chan



"Being part of New Asia means we're plugged into the dynamism of Asia while remaining rooted in our heritage."

Starring the DBS family!

What was going on? Townhalls in four countries – Hong Kong first, followed by Singapore, India, Beijing, Shanghai, Shenzhen, and ending with one in Jakarta (see picture on page 27) saw thousands of DBS staff from all over the region come together to celebrate the bank's New Asia spirit.

The energetic celebrations bowled over and invigorated the staff. For many, it was the first time they have ever gathered in full force to hear their senior management speak about DBS being "One Bank, One Team, One Heartbeat," and how every staff was to play a part in building that bank. Judging from the sea of coordinated red and black attire and their enthusiastic cheering, staff embraced the bank's vision with gusto.

In another invigorating move to make staff proud of being part of DBS and take ownership of the bank's future,



Ridwan Soenoto

many DBS talents showcased their New Asia spirit in DBS' first ever regional brand campaign that saw their faces adorn public buses, taxis, branch posters, our internet banking website, DBS diaries, calendars and even outdoor billboards all over Hong Kong and Singapore.



Judy Koey

"New Asia is our identity, purpose, future."

Having work-life balance, being part of the community

DBS was one of the first local banks in Hong Kong to implement a five-day work week in 2006, aligning our Hong Kong colleagues with the rest of the our network around the world. A forerunner of work-life balance practices, DBS offers a flexible scheme allowing staff to choose their working hours, subject of course to the bank's business needs. DBS also gives employees in Hong Kong and Singapore up to two days of "pro-family" leave a year.

Asia being at risk of a pandemic avian flu outbreak was not lost on DBS either. Contingency measures were put in place across all DBS offices to help deal with a potential outbreak. Flu vaccinations were made available at the local doctors, staff monitoring and emergency response plans were set up.


Munusamy Krishnan

"The humility to serve, the confidence to lead – we respect tradition but do not conform for conformity's sake. New Asia pushes the envelope!"

and personal protective equipment for staff were stockpiled.

Close to a hundred social and recreational activities were organised across Asia last year by the DBS Recreation Club in Singapore, DBS Staff Club in Hong Kong, DBS Indonesia and DBS India. Visits to homes for the elderly, fitness classes, blood and bone marrow donation drives, walkathons and family days kept the volunteers busy while promoting camaraderie, friendship and a strong community spirit.

Learning and developing at DBS

DBS takes people leadership and development seriously as no organisation can successfully deepen its bench-strength unless it focuses on talent management, training and career development.

In 2006, the DBS Learning Centre was revamped to provide staff with better equipped learning systems and facilities, and access to a wider range of resources.

The DBS Management Associate Program (MAP) was established in 2003 to serve as the leadership pipeline for the bank. It was re-launched last year as an 18-month regional leadership training program. The latest cohort comprises high potential associates hailing from China, Hong Kong, India, Indonesia and Singapore. The MAP provides a dynamic environment for growth and continuous learning through an intensive and structured training programme focussing on three broad areas – on-the-job experience, education-based on-campus learning and relationship-based development including a mentoring scheme and senior management networking.

Crisis management workshops were developed in 2006 to better equip


Maria Pilar Ciola

DBS managers with skills to help their colleagues deal with work stress and the challenge of facing today's competitive environment.

Going to the heart of the matter

There is a serious intent behind all the glossy posters, townhalls and talent management programmes. An extensive multi-market discovery and forward positioning research programme that took place in the second half of 2005 pointed the way forward for DBS – to embody the modern, vibrant and confident spirit of New Asia and at the same time embrace the region's rich heritage and values.

The research showed there is a groundswell of pride and confidence in the future of Asia that speaks of a new dynamism and passion, coupled with a deep appreciation of Asia's heritage.

And for a regional bank focussed


David Chin

"New Asia means we dare to be different; to take risks and take on a can-do attitude."

on Asia, our success depends on DBS living and breathing this New Asia spirit. This could never come close to reality if each and every one of DBS' 13,000 employees did not epitomise this dynamic can-do spirit with a deep sense of belonging, purpose and pride when they come to work each day.

We made encouraging progress last year in communicating to our colleagues DBS' New Asia mindset and going by their own definitions of what "New Asia" means – as seen in a sample of their quotes on these pages – they have begun to identify with and imbue that aspiration with real meaning. In 2007, as we continue to transform DBS into one of the most respected and admired financial institutions in Asia, we shall further embed this spirit into all that we say, think and do.



"An excellent opportunity to see different colleagues from all over the island coming together to celebrate the bank as a team."

RIDWAN SOENOTO,
CONSUMER BANKING GROUP

Hearing it from the Marketplace

DBS continued to garner many prestigious awards and accolades in 2006 – a few of which are listed here. They reflect our expertise in investment banking, global financial markets, consumer banking and our focus on corporate governance.

Asiamoney
- Domestic Bank Awards (Singapore)
  - Best Domestic Equity House
  - Best Domestic Debt House
- Brokers Poll (Singapore)
  - Best Local Brokerage
- Cash Management Poll (Singapore)
  - Best Local Cash Management Bank
  - Best Overall Domestic Cash Management Services
  - Best Overall Cross-Border Cash Management Services
- Structured Products Poll (Singapore)
  - Best Domestic Provider for Local Currency Products – Structured currency & structured interest-rate products
- FX Poll (Singapore)
  - Best Domestic Provider of FX Services (as voted by Financial Institutions & Corporates)

The Asian Banker
- Best Retail Bank in Singapore
- Top 20 Best Retail Banks in Asia Pacific
  - Ranked 5th
- The Asian Banker 300 – Largest Banks in Southeast Asia – Ranked 1st

Asia Risk
- Asia Risk Awards (Singapore)
  - House of the Year

The Asset
- The Asset Asian Awards Country Awards (Singapore)
  - Best Domestic Bank
  - Best Domestic Investment Bank
  - Best Debt House
  - Best Equity House
- The Asset Triple A Transaction Banking Country Awards (Singapore)
  - Best Cash Management Bank
  - Best Sub-Custodian Bank
  - Best Trade Finance Bank

The Banker
- Top 1000 World Banks
  - Top 25 in Asia (Tier 1 Capital) – Ranked 11th

The Edge-Lipper
- Singapore Unit Trust Fund Awards
  - Best Fund Group over 3 years (Overall Group)
  - Best Fund Group over 3 years (Bond Group)

Euromoney
- Awards for Excellence
  - Best Bank in Singapore
- Cash Management Poll
  - Best Local Bank in Southeast Asia

"DBS has carved a strong niche in bringing small-cap companies to market in both Singapore and Hong Kong... DBS has now positioned itself as a leader in the small-cap equity space."

FINANCE ASIA

Finance Asia
- Country Awards for Achievement (Singapore)
  - Best Bank
  - Best Investment Bank
  - Best Equity House
  - Best Bond House
  - Best Broker
- End-of-Year Achievement Awards
  - Best Small-Cap Equity House (Asia ex Australia & Japan)

Global Custodian
- Major Market Agent Bank Review (Singapore)
  - Top rated / Best in Class in 9 out of 10 service areas

Global Finance
- World's Best Foreign Exchange Banks & Providers
  - Winner in Southeast Asia and Singapore
- World's Best Trade Finance Providers
  - Singapore

"DBS Bank remains a clear winner of Best Retail Bank in Singapore...for its enduring franchise success and its sound retail cost efficiency."

THE ASIAN BANKER

Hitwise
- Hitwise Singapore Online Performance Award
  - Winner of Banking Category

IFR Asia

League Tables
- Asia-Pacific mandated arrangers – Ranked 4th
- Asia Pacific bookrunners – Ranked 5th
- China bookrunners – Ranked 2nd
- Indonesia bookrunners – Ranked 4th
- Singapore bookrunners – Ranked 1st

IR Magazine
- South East Asia Awards (Singapore)
  - Grand Prix for Best Overall Investor Relations (Large cap) – Highly commended
  - Best Corporate Governance – Highly commended
  - Most Progress in Investor Relations – Winner

Private Banker International
- Outstanding Regional Private Bank – Asia-Pacific

Securities Investors Association (Singapore)
- SIAS Investors' Choice – Most Transparent Company Award
  - Winner of Finance Category

The Wall Street Journal Asia
- Asia 200 Survey
  - Top 10 Most Admired Companies (Singapore)
  - Top in Financial Soundness Category (Singapore)

Management Discussion and Analysis

OVERVIEW

	2006	2005	% chg
Selected income items ($m)			
Net interest income	**3,591**	2,943	22
Net fee and commission income	**1,155**	986	17
Net trading income[1]	**330**	207	59
Net income from financial investments	**171**	102	68
Other income	**97**	100	(3)
Total income	**5,344**	4,338	23
Less: Expenses	**2,369**	2,026	17
Profit before allowances	**2,975**	2,312	29
Less: Allowances for credit and other losses	**135**	203	(33)
Share of profits of associates	**70**	54	30
Profit before tax	**2,910**	2,163	35
Net profit	**2,175**	1,649	32
Add: One-time gains	**94**	303	(69)
Less: Goodwill charges	**0**	1,128	(100)
Net profit including one-time gains and goodwill charges	**2,269**	824	>100
Selected balance sheet items ($m)			
Customer loans[2]	**86,630**	79,462	9
Interbank assets[2]	**26,515**	23,816	11
Total assets	**197,372**	180,204	10
Customer deposits[3]	**131,373**	116,884	12
Total liabilities	**176,326**	161,014	10
Shareholders' funds	**18,675**	16,724	12
Key financial ratios (excluding one-time gains and goodwill charges) (%)			
Net interest margin	**2.20**	1.91	–
Non-interest/total income	**32.8**	32.2	–
Cost/income ratio	**44.3**	46.7	–
Return on assets	**1.15**	0.93	–
Return on equity	**12.33**	9.71	–
Loan/deposit ratio	**65.9**	68.0	–
NPL ratio	**1.7**	2.1	–
Specific allowances (loans) / average loans (bp)	**19**	26	–
Tier 1 capital adequacy ratio	**10.2**	10.6	–
Total capital adequacy ratio	**14.5**	14.8	–
Per share data ($)			
Per basic share			
– earnings excluding one-time gains and goodwill charges	**1.44**	1.10	–
– earnings	**1.50**	0.54	–
– net book value	**12.08**	10.87	–
Per diluted share			
– earnings excluding one-time gains and goodwill charges	**1.39**	1.06	–
– earnings	**1.45**	0.53	–
– net book value	**11.84**	10.69	–

(1) Includes net income from financial instruments designated at fair value

(2) Includes financial assets at fair value through profit or loss

(3) Includes financial liabilities at fair value through profit or loss

The Group's net profit excluding one-time items rose 32% to $2,175 million in 2006 from $1,649 million in 2005.

A one-time net gain of $94 million was recorded in 2006, compared to $303 million in 2005. In both years, the gains were due to the sale of buildings. In 2005, there had also been a $1,128 million accounting charge to impair a portion of unamortised goodwill arising from the purchase of DBS Hong Kong. Including these items, the Group's reported net profit amounted to $2,269 million in 2006 and $824 million in 2005. The commentary that follows excludes the effects of these non-operating items.

The better operating performance in 2006 was driven by a broad-based, 23% increase in total income to $5,344 million as DBS' expanding customer franchise captured the benefits of the region's strong economic fundamentals. Higher loan volumes and interest margins propelled interest income to a record $3,591 million, up 22% from 2005. Fee income increased 17% to $1,155 million for an eighth consecutive year of growth as both business and consumer activities rose. Trading income recovered from the subdued performance in 2005, rising 59% to $330 million. Cost pressures were felt during the year. Expenses rose 17% to $2,369 million, led by staff costs as labour markets tightened and computerisation expenses to support business expansion. But as costs rose less quickly than revenues, the cost-income ratio improved to 44% from 47% in 2005.

Asset quality remained healthy. The non-performing loan ratio fell to 1.7% from 2.1% in 2005. Total allowances amounted to $135 million from $203 million in 2005 as a decline in specific allowances was partially offset by an increase in general allowances.

The Group's return on assets improved to 1.15% compared to 0.93% in 2005, while return on equity rose to 12.3% from 9.7%.

There were no significant accounting changes for the year.

Goodwill was tested for impairment using the same methodology and key assumptions as the previous year. Goodwill for all entities tested was found to be intact.

NET INTEREST INCOME

	2006			2005		
Average balance sheet	**Average balance ($m)**	**Interest ($m)**	**Average rate (%)**	**Average balance ($m)**	**Interest ($m)**	**Average rate (%)**
Interest-bearing assets						
Customer loans	**82,561**	**4,559**	**5.52**	75,479	3,152	4.18
Interbank assets	**30,718**	**1,001**	**3.26**	29,072	656	2.26
Securities	**49,908**	**2,249**	**4.51**	49,307	1,734	3.52
Total	**163,187**	**7,809**	**4.79**	153,858	5,542	3.60
Interest-bearing liabilities						
Customer deposits	**123,779**	**2,746**	**2.22**	115,814	1,494	1.29
Other borrowings	**31,713**	**1,472**	**4.64**	31,748	1,105	3.48
Total	**155,492**	**4,218**	**2.71**	147,562	2,599	1.76
Net interest income/margin		**3,591**	**2.20**		2,943	1.91

Net interest income rose 22% to $3,591 million from higher asset volumes and interest spreads.

Average interest-earning assets grew 6% to $163,187 million. With most of the increase coming from customer loans, the asset mix also improved during the year.

Interest spreads were significantly higher as asset yields rose faster than funding costs.

In Singapore, corporate and SME customer loan yields increased in line with interbank rates, while board rates for housing loans were raised. Funding costs also rose with a larger proportion of fixed deposits in the funding mix, but by less than asset yields. In Hong Kong, interest margins benefitted from the full impact of a series of prime lending rate increases that had started in 2005.

The improved asset mix and higher interest spreads resulted in the Group's interest margins rising to 2.20% from 1.91% in 2005.

The following table indicates that higher interest margins had a greater impact on net interest income growth in 2006 than asset volumes.

Volume and rate analysis ($m)

Increase/(decrease) due to change in	**Volume**	**Rate**	**Net change**
Interest income			
Customer loans	296	1,111	1,407
Interbank assets	37	308	345
Securities	21	494	515
Total	354	1,913	2,267
Interest expense			
Customer deposits	103	1,149	1,252
Other borrowings	(3)	370	367
Total	100	1,519	1,619
Net interest income	254	394	648

NET FEE AND COMMISSION INCOME

($m)	**2006**	**2005**	**% chg**
Stockbroking	**141**	106	33
Investment banking	**150**	134	12
Trade and remittances	**190**	172	10
Loan related	**166**	157	6
Guarantees	**30**	28	7
Deposit related	**79**	77	3
Credit card	**115**	90	28
Fund management	**62**	53	17
Wealth management	**170**	129	32
Others	**52**	40	30
Total	**1,155**	986	17

Net fee and commission income rose 17% to $1,155 million as contributions from a wide range of activities grew.

Buoyant equity markets boosted investor activity. Stockbroking commissions climbed 33%, while a 34% increase in unit trust sales contributed to a 32% rise in wealth management fees.

Increased consumer confidence contributed to a 28% rise in credit card fees, with much of the growth coming from Singapore, where the number of credit cards issued by DBS rose by 18% to 1,067 million.

Investment banking fees were 12% higher as capital market activities increased across the region. DBS continued to top various domestic league tables during the year, such as bookrunning Singapore dollar bonds, arranging syndicated loans and underwriting real estate investment trusts.

Fee income accounted for 22% of total operating income, slightly below the 23% in 2005 due to the strong interest income growth in 2006.

OTHER NON-INTEREST INCOME

($m)	2006	2005	% chg
Net trading income	**330**	207	59
From trading businesses	**340**	187	82
From other businesses	**(10)**	20	NM
Net income from financial investments	**171**	102	68
Net gain from fixed assets	**10**	11	(9)
Others (including dividend and rental income)	**87**	89	(2)
Total	**598**	409	46

Other non-interest income rose 46% to $598 million as net trading income increased from $207 million to $330 million. Included in net trading income was a $10 million loss in the fair value of market positions to manage the Group's structural risks.

Net trading income from trading businesses rose from $187 million to $340 million. The better performance was spread across foreign exchange, equity, credit and interest rate instruments, from both customer flows as well as trading activity.

Net income from investment securities rose 68% from the sale of several equity and debt investments during the year. Non-interest income from other sources (including dividends and rental income) was little changed at $87 million.

EXPENSES

($m)	2006	2005	% chg
Staff	**1,244**	1,052	18
Occupancy	**193**	186	4
Computerisation	**404**	308	31
Revenue-related	**105**	99	6
Others	**423**	381	11
Total	**2,369**	2,026	17

Expenses increased 17% to $2,369 million.

Staff costs rose 18%. With headcount growing 1% to 12,907, a large part of the staff cost increase was attributable to salary revisions due to competitive pressures for finance sector staff in Singapore and Hong Kong, and to higher bonus accruals in line with the Group's better performance.

Computerisation expenses were 31% higher due to depreciation for equipment and expenses for major ongoing projects such as Basel II implementation.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	2006	2005	% chg
General allowances ("GP")	**88**	0	NM
Specific allowances ("SP") for loans	**159**	196	(19)
Singapore	**79**	114	(31)
Hong Kong	**78**	56	39
Other countries	**2**	26	(92)
Specific allowances ("SP") for securities, properties and other assets	**(112)**	7	NM
Total	**135**	203	(33)

Total allowances amounted to $135 million from $203 million in 2005.

General allowances of $88 million were made for loan growth during the year. No charges had been taken in 2005.

Specific allowances for loans fell to $159 million from $196 million in 2005 as economic conditions further strengthened during the year. The decline in charges was across corporate, SME and consumer loans. Specific allowances for loans amounted to 19 basis points of average loans, compared to 26 basis points in 2005.

A net write-back of $112 million in specific allowances for securities, properties and other assets was for the recovery of corporate debt securities and included a write-back of $69 million for buildings in Singapore as market valuations improved.

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	EB	CIB	GFM	CTU	Central Ops
2006						
Net interest income	**1,765**	**736**	**592**	**595**	**280**	**(377)**
Non-interest income	**514**	**330**	**585**	**274**	**(64)**	**114**
Total income	**2,279**	**1,066**	**1,177**	**869**	**216**	**(263)**
Less: Expenses	**985**	**338**	**376**	**411**	**31**	**228**
Profit before allowances	**1,294**	**728**	**801**	**458**	**185**	**(491)**
Less: Allowances	**52**	**119**	**77**	**(3)**	**(5)**	**(105)**
Share of profits of associates	**0**	**0**	**0**	**5**	**0**	**65**
Profit before tax	**1,242**	**609**	**724**	**466**	**190**	**(321)**
Net profit	**1,001**	**500**	**603**	**383**	**166**	**(478)**
2005						
Net interest income	1,308	578	475	484	380	(282)
Non-interest income	483	227	462	111	(167)	279
Total income	1,791	805	937	595	213	(3)
Less: Expenses	926	291	319	364	31	95
Profit before allowances	865	514	618	231	182	(98)
Less: Allowances	77	145	144	0	6	(169)
Share of profits of associates	0	0	0	5	0	49
Profit before tax	788	369	474	236	176	120
Net profit	636	305	391	187	150	(20)

The financial data and commentary on the performance by business unit and geography are based on Singapore GAAP and in accordance with the Group's accounting policies. They include internal allocations of income and cost items and intra-Group eliminations.

A description of DBS' reported business unit segments can be found in Note 49.1 of the financial accounts on page 99.

Consumer Banking (CBG)

CBG's interest income rose 35% from wider deposit spreads in Singapore and loan spreads in Hong Kong, as well as higher deposit volumes in Singapore and Hong Kong. Non-interest income increased 6%, led by higher wealth management product sales revenue in Hong Kong.

Expenses grew 6% from higher staff and support costs in Singapore and Hong Kong.

Specific allowances were lower in Singapore as economic conditions improved. In Hong Kong, specific allowances rose due to lower write-backs for housing loans. General allowances were little changed.

Enterprise Banking (EB)
EB's net interest income increased 27% as loan and deposit volumes in Singapore and Hong Kong rose. Loan and deposit spreads were also higher in Hong Kong. Non-interest income climbed 45% led by higher sales of treasury products, such as foreign currency hedging instruments, in Hong Kong.

Expenses rose 16% due to higher bonus accruals and other costs.

Specific allowances declined 18% as a reduction in Singapore was partially offset by a rise in Hong Kong, which partly resulted from lower write-backs. General allowances were little changed.

Corporate and Investment Banking (CIB)
CIB's net interest income grew 25% from higher loan and deposit volumes. Non-interest income benefitted from higher investment banking and capital market activities across the region, as well as investment gains and higher dividend income.

Expenses rose 18% from higher bonus accruals and other costs.

Total allowances fell 47% as there was a net write-back of specific allowances. The effect of the write-back was partially offset by higher general allowances for loan growth.

Global Financial Markets (GFM)
GFM's total income rose 46%. Interest income benefitted from higher interest rates while non-interest income grew from higher trading gains and customer revenues across a wide range of products. Stockbroking commissions were also higher.
Expenses increased 13% from higher bonus accruals in line with the better performance.

Central Treasury (CTU) and Central Operations
CTU manages the Group's asset and liability interest rate positions as well as investments arising from the Group's excess liquidity. Central Operations encompasses a wide range of activities from corporate decisions as well as income and expenses not attributable to other business segments. Asset management and private banking activities are also included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South, S-east Asia	Rest of the world
2006					
Net interest income	**2,255**	**1,145**	**47**	**90**	**54**
Non-interest income	**1,129**	**377**	**100**	**91**	**56**
Total income	**3,384**	**1,522**	**147**	**181**	**110**
Less: Expenses	**1,474**	**668**	**82**	**89**	**56**
Profit before allowances	**1,910**	**854**	**65**	**92**	**54**
Less: Allowances	**26**	**100**	**0**	**(6)**	**15**
Share of profits of associates	**10**	**0**	**0**	**60**	**0**
Profit before tax	**1,894**	**754**	**65**	**158**	**39**
Net profit	**1,345**	**626**	**55**	**127**	**22**
2005					
Net interest income	1,808	947	31	94	63
Non-interest income	926	319	61	47	42
Total income	2,734	1,266	92	141	105
Less: Expenses	1,199	653	54	68	52
Profit before allowances	1,535	613	38	73	53
Less: Allowances	83	44	30	4	42
Share of profits of associates	4	0	0	50	0
Profit before tax	1,456	569	8	119	11
Net profit	1,071	481	4	100	(7)

A description of DBS' reported geographic segments can be found in Note 49.2 of the financial accounts on page 101.

Singapore
Net interest income rose 25% from higher interest margins and loan growth. Corporate, SME and consumer loan yields were repriced upwards in line with interbank rates while funding costs rose less as a result of DBS' leading domestic savings deposits base. Loans rose 8% led by corporates and SMEs, with housing loans picking up towards the second half of the year. Surplus funds benefitted from higher interbank rates during the year.

Non-interest income rose 22% from a wide range of fee income activities as well as trading income, which recovered from a subdued performance in 2005.

Expenses increased 23% from higher wage costs and computerisation expenses. As part of ongoing efforts to improve productivity, headcount in Singapore fell 2% as more stringent hiring processes were put in place.

Specific allowances for loans declined, while general allowances increased.

Hong Kong
The results for Hong Kong incorporate the effects of an appreciation of the Singapore dollar against the Hong Kong dollar by 5% in the profit and loss account and 8% in the balance sheet.

Net interest income rose 21% primarily from higher interest margins and deposit volumes. Prime lending rates were on average higher than the previous year. Deposit volumes grew as higher balances were received from priority consumer banking customers.

Non-interest income increased 18%, led by fee income. Higher contributions were recorded in all activities and were led by stockbroking, investment banking and unit trust sales. Trading income was also higher, although some of the gains were offset by lower marked-to-market values of structured products.

Expenses increased 2% with higher wage, computerisation and occupancy expenses being partially offset by lower advertising costs.

Specific allowances were higher as write-backs fell and charges for SME loans rose. General allowances were also higher.

Other regions
DBS' operations outside Singapore and Hong Kong are in their build-up phase. The largest earnings contribution is currently from Indonesia (through a 99%-owned subsidiary).

GROSS CUSTOMER LOANS[1]
($m)

	2006	2005	% chg
By business unit			
Consumer Banking	**29,538**	29,686	(0)
Enterprise Banking	**20,101**	19,234	5
Corporate and Investment Banking	**33,764**	26,478	28
Others	**4,677**	5,551	(16)
By geography			
Singapore	**48,789**	45,280	8
Hong Kong	**27,216**	26,669	2
Rest of Greater China	**4,443**	2,953	50
South and Southeast Asia	**2,993**	2,287	31
Rest of the world	**4,639**	3,760	23

(1) Includes financial assets at fair value through profit or loss

Gross loans increased 9% to $88,080 million.

Loans booked in Singapore, comprising both Singapore dollar and foreign currency loans, rose 8% to $48,789 million. Singapore dollar loans increased 6% to $35,708 million, giving DBS an 18% market share of Singapore dollar loans.

The growth in Singapore-booked loans was led by corporates and SMEs. Housing loans, which had declined in the first half of the year before recovering in the second half, rose 4% for the year.

In Hong Kong, loans grew 11% in local currency terms but only 2% in Singapore dollar terms to $27,216 million. All of the growth in Hong Kong was due to corporate and SME borrowing. Consumer loans, by contrast, were weak. Housing loans fell 5% in local currency terms, while credit card loans were flat. DBS' overall share of Hong Kong loans was 6%.

With a smaller base, loans in other regions grew faster than in Singapore and Hong Kong as DBS expanded its banking franchise to other parts of Asia.

NON-PERFORMING LOANS AND LOSS ALLOWANCE COVERAGE

	2006			2005		
	NPA ($m)	**NPL (% of loans)**	**(GP+SP)/ NPA(%)**	**NPA ($m)**	**NPL (% of loans)**	**(GP+SP)/ NPA(%)**
By geography						
Singapore	**811**	**1.8**	**99**	883	2.1	94
Hong Kong	**363**	**1.3**	**118**	395	1.5	109
Rest of Greater China	**68**	**1.3**	**112**	91	3.2	65
South and Southeast Asia	**112**	**2.5**	**119**	131	3.7	98
Rest of the world	**106**	**1.6**	**109**	191	3.7	65
Total non-performing loans	**1,460**	**1.7**	**106**	1,691	2.1	93
Debt securities	**36**	**–**	**223**	130	–	99
Contingent liabilities	**37**	**–**	**327**	44	–	227
Total non-performing assets	**1,533**	**–**	**115**	1,865	–	97
By business unit						
Consumer Banking	**307**	**1.0**	**127**	344	1.2	118
Enterprise Banking	**691**	**3.4**	**76**	691	3.6	68
Corporate and Investment Banking	**396**	**1.2**	**131**	573	2.2	92
Others	**66**	**1.4**	**185**	83	1.5	196
Total non-performing loans	**1,460**	**1.7**	**106**	1,691	2.1	93
Debt securities	**36**	**–**	**223**	130	–	99
Contingent liabilities	**37**	**–**	**327**	44	–	227
Total non-performing assets	**1,533**	**–**	**115**	1,865	–	97

Non-performing loans (NPLs) fell to $1,460 million from $1,691 million even as loan volumes expanded. As a percentage of loans, the NPL rate declined from 2.1% to 1.7%. NPL rates for all geographical and business segments improved.

Including debt securities and contingent liabilities, the amount of non-performing assets fell from $1,865 million to $1,533 million, 27% of which were still current and were classified for prudential reasons.

Overall loss allowance coverage increased from 97% to 115% of total non-performing assets. As a percentage of non-performing loans only, allowance coverage rose from 93% to 106%. Slightly more than half of all non-performing assets were secured against collateral.

($m)	2006	2005
Unsecured non-performing assets	**740**	911
Secured non-performing assets by collateral type		
Properties	**556**	675
Shares and debentures	**46**	68
Fixed deposits	**38**	36
Others	**153**	175
Total non-performing assets	**1,533**	1,865

FUNDING SOURCES

($m)	2006	2005	% chg
Customer deposits(1)	**131,373**	116,884	12
Interbank liabilities	**8,537**	8,959	(5)
Other borrowings and liabilities	**38,787**	37,637	3
Shareholders' funds	**18,675**	16,724	12
Total	**197,372**	180,204	10

(1) Includes financial liabilities at fair value through profit or loss

Total funding rose 10% to $197,372 million. The increase was largely due to customer deposits, which grew 12%.

Singapore dollar deposits increased 11% to $71,242 million. DBS' market share for total Singapore dollar deposits was 26% compared to 29% in 2005. DBS retained its leadership in savings deposits. In line with industry trends, the proportion of fixed deposits increased and savings deposits declined as customers sought higher yields in a rising interest rate environment.

In Hong Kong, DBS' market share of total deposits was stable at 4%. The proportion of savings and fixed deposits was little changed.

CAPITAL ADEQUACY RATIOS

($m)	2006	2005
Tier 1		
Share capital	**4,042**	3,861
Disclosed reserves and others	**16,556**	15,080
Less: Goodwill	**(5,840)**	(5,823)
Total	**14,758**	13,118
Tier 2		
Cumulative general allowances	**1,033**	963
Subordinated debts	**5,038**	4,222
Others	**103**	13
Total	**6,174**	5,198
Total capital	**20,932**	18,316
Risk-weighted assets	**144,086**	123,847

Based on regulatory guidelines, the total capital adequacy ratio was little changed at 14.5%. The Tier 1 ratio declined from 10.6% to 10.2%.

During the year, the Group issued US$900 million and S$500 million of Tier 2 subordinated debt, which was partially offset by the amortisation of US$420 million of existing Tier 2 subordinated debt. The Tier 2 ratio rose slightly to 4.3%.

VALUATION SURPLUS

($m)	2006	2005
Properties	**371**	416
Financial investments	**11**	25
Total	**382**	441

The amount of unrealised valuation surpluses, which amounted to $382 million, fell as part of the valuation surplus for properties was written back to the balance sheet as market valuations improved.

Corporate Governance Report

INTRODUCTION

DBS considers good corporate governance to be the cornerstone of a well-managed organisation. Good corporate governance goes beyond the output of transparent, timely and full financial disclosures to a gamut of decisions and structures manifested by board composition, decision-making powers, internal governance to instilling the right corporate culture across the organisation. DBS aspires to the highest standards of corporate governance, starting with the Board of Directors and continuing throughout the organisation. The promotion of corporate transparency, fairness and accountability is led by a highly qualified independent Board accountable to shareholders, aided by a seasoned and experienced management team.

DBS is guided in its corporate governance practices by the Code of Corporate Governance ("the Code") issued by the Singapore Council on Corporate Disclosure and Governance and the Banking (Corporate Governance) Regulations issued by the Monetary Authority of Singapore ("the MAS regulations").

BOARD GOVERNANCE

Board composition

The present board size of 12 members is appropriate for the current size of DBS Group and the scope of its operations. The current size allows for efficiency and encourages active dialogue among its members; however there is room to increase by one or two to accommodate the availability of an outstanding candidate or the Board's changing needs and circumstances.

Board appointment and independence

DBS has reviewed its policy of appointing directors for a maximum of three two-year terms and considers that the Group's interests would be better served by moving to a maximum of three three-year terms. The longer period will ensure that the Group can continue to draw on the knowledge, experience and expertise of some of our longer-standing directors.

The existing procedure of directors retiring by rotation and re-election of directors by shareholders at the annual general meeting remains. At the same time, directors may serve on the Board until the age of 70 and once attained, will require shareholders' approval to serve every year thereafter.

Selection and qualification of Board members

The Board's Nominating Committee (NC) reviews and recommends all director appointments. The candidates' qualifications and experience are benchmarked against the criteria set out in statutory regulations and in DBS' Articles of Association to help the NC make an assessment of the candidates' suitability and potential contribution to the Group. Any candidate considered by the NC must have extensive experience and hold senior positions, whether in the public or private sector, and must have built a reputation that demonstrates the ability to contribute to discussions and to make decisions at board level. At the same time, the candidate must have demonstrated that he or she is committed to the highest ethical standards. The NC ensures that the composition of the Board comprises a diverse range of industry expertise and experience that management can benefit from.

The current Board includes industry captains drawn from a wide range of sectors within and outside banking, as well as the public sector. Of the 12-member board, seven are Singapore citizens or permanent residents, and five are non-Singaporeans.

The NC assesses the independence of the directors based on criteria set out in the MAS regulations and the Code. The NC considers a director independent if he is not related to a substantial shareholder or to senior management, and if he does not have significant business relationships with companies in the DBS Group.

Seven directors – Mr Ang Kong Hua, Mr Andrew Buxton, Mr Goh Geok Ling, Mr Leung Chun Ying, Mr Narayana Murthy, Mr John Ross and Mr Wong Ngit Liong (Mr NL Wong) – are considered independent by the NC.

Mr Ang, Mr Buxton, Mr Goh, Mr Leung, Mr Murthy and Mr NL Wong are directors of companies that engage in business dealings with the Group. However, the NC has determined that the nature and scope of the business relationships do not undermine the independence of these directors. Mr Ang, Mr Buxton, Mr Goh and Mr Leung are also directors of companies linked to Temasek Holdings, DBS' substantial shareholder. Their appointments are non-executive in nature and they are not involved in the day-to-day conduct of these companies' businesses. The NC has therefore determined that their independence is not compromised by their directorships in these Temasek-linked companies. Mr Ross is not a director of any company having business dealings with the DBS Group. Neither is he a director of any Temasek-linked companies.

The other five directors (Mr Jackson Tai, Mr Frank Wong, Mr Koh Boon Hwee, Mr Kwa Chong Seng and Mr Peter Ong) are considered by the NC to be non-independent under the MAS regulations. Mr Tai and Mr Frank Wong are executive directors. Mr Koh and Mr Kwa are non-executive directors of Temasek Holdings. Mr Ong is a senior civil servant in the Singapore government which is Temasek's ultimate owner.

Separation of the role of the Chairman and the Chief Executive Officer

In DBS, the Chairman and the Chief Executive Officer (CEO) positions are held by separate individuals. The responsibilities of the Chairman and the CEO have been formalised by the Board.

The Chairman manages and leads the Board in its oversight over management. He ensures that there are active and comprehensive discussions on matters brought up to the Board, and steers the Board in making sound decisions. Members of the Board have free access to management and vice versa. Members of the Group Management Committee, the highest management decision-making body in the Group, are also invited to attend all Board meetings except those sessions involving only the non-executive Board members. At annual general meetings and other forums, the Chairman plays a pivotal role in fostering constructive dialogue between shareholders, the Board and management. Shareholders' questions and concerns are adequately attended to and addressed at the annual general meetings.

The CEO heads the Group Management Committee. He oversees the execution of the Group's corporate and business strategy, and is ultimately responsible for managing its day-to-day operations.

Board responsibilities and accountability

The Board is responsible for setting the strategic vision, direction, and long-term goals of the Group.

It is responsible for the selection, appointment and annual appraisal of the CEO and other key senior executives and ensuring that a succession and development plan for all key positions is in place to prepare for contingencies, as well as to facilitate a smooth management transition.

Matters that require Board approval include the Group's annual budget and strategic three-year plan, strategic acquisitions and divestments, fund-raising exercises, the Group's risk governance framework and limits and any major decisions that may have an impact on the Group's reputation.

The Board emphasises professionalism, integrity and honesty as being key to the Group's image and reputation. These core values and principles which all DBS staff must adhere to are set out in the DBS Staff Code of Conduct and govern all dealings by DBS staff with internal and external counterparts.

Board meetings and attendance

Five scheduled Board meetings are conducted a year. At these meetings, the Board reviews the Group's financial performance, corporate strategy, business plans, potential strategic acquisitions or alliances, strategic or significant operational issues and significant matters attended to by Board committees. The Board also reviews the Group's long term corporate strategy and business plans, including principal issues and challenges that the Group may face in the future in at least one of the Board meetings during the year. In addition to the scheduled meetings, ad hoc meetings are also held when necessary.

When exigencies prevent a Board member from attending meetings in person, he can participate by tele- or video-conference. Board approval for less critical matters may be obtained through written resolutions approved by circulation.

In 2006, the Board held one meeting in Hong Kong, underscoring the growing significance of the Group's Hong Kong franchise, and the Group's commitment to Greater China, as a key priority market for growth.

Board directors attend the annual general meeting, Board meetings and meetings of the sub-committees on which they serve, and they spend the time needed to properly discharge their responsibilities. Materials and information important to the understanding of the matters to be reviewed during the meetings are distributed to the directors in advance of the said meetings to provide sufficient time for the directors to prepare.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Name of Director	Board Meetings (Board)		Audit Committee Meetings (AC)		Board Risk Management Committee Meetings (BRMC)		Board Credit Committee Meetings (BCC)		Board Strategy and Planning Committee Meetings (BSPC)		Nominating Committee Meetings (NC)		Compensation and Management Development Committee Meetings (CMDC)	
	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held*@	Attendance	No. of Meetings held@	Attendance
Koh Boon Hwee	6	6	–	–	4	4	9	4	4	4	0	0	3	3
Jackson Tai	6	6	–	–	–	–	9	9	4	4	–	–	–	–
Frank Wong Kwong Shing	6	6	–	–	–	–	9	6	4	4	–	–	–	–
Ang Kong Hua	6	4	5	5	4	4	–	–	–	–	0	0	–	–
Andrew Buxton *(Appointed on 17 Feb 06 (Board), 3 Apr 06 (BRMC))*	6	4	–	–	3	1	–	–	–	–	–	–	–	–
Goh Geok Ling	6	6	5	5	–	–	9	8	4	3	–	–	3	3

@ *the number of meetings held during the period the director was a member of the Board and/or relevant Committee*

* *There were 7 matters deliberated and approved via circular resolutions.*

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS (CONT'D)

Name of Director	Board Meetings (Board)		Audit Committee Meetings (AC)		Board Risk Management Committee Meetings (BRMC)		Board Credit Committee Meetings (BCC)		Board Strategy and Planning Committee Meetings (BSPC)		Nominating Committee Meetings (NC)		Compensation and Management Development Committee Meetings (CMDC)	
	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held*@	Attendance	No. of Meetings held@	Attendance
Kwa Chong Seng	6	5	–	–	4	4	9	5	4	4	–	–	3	3
Leung Chun Ying	6	5	–	–	–	–	–	–	–	–	0	0	3	2
Narayana Murthy	6	4	–	–	–	–	–	–	–	–	0	0	3	2
Peter Ong Boon Kwee	6	5	5	5	4	4	–	–	–	–	–	–	–	–
John Alan Ross	6	4	–	–	4	2	–	–	–	–	–	–	–	–
Wong Ngit Liong	6	5	–	–	–	–	–	–	–	–	0	0	3	2

@ *the number of meetings held during the period the director was a member of the Board and/or relevant Committee*

* *There were 7 matters deliberated and approved via circular resolutions.*

Board training and information access

Directors undergo comprehensive orientation and training programmes. A new director, on appointment, is briefed and provided with written guidance on a director's role and responsibilities. The new director is also briefed by the CEO and business and support unit heads on the Group's operations.

Management ensures that the Board receives regular reports on the Group's financial performance and operations, and that the Board is provided with relevant information and comprehensive analysis to facilitate discussions on specific matters and issues. The Board is also regularly briefed on accounting and regulatory changes, as well as major industry and market developments. Training courses were conducted for the Audit Committee on more complex issues pertaining to Business Combinations, Intangible Assets and Impairment. The Audit Committee was also updated on the changes to the Financial Instruments measurement standard as well as the new FRS 107 on Financial Instrument disclosures. Training courses for the Board Risk Management Committee were conducted on Basel II Credit Risk, the Integrated Risk Framework, as well as the Economic Capital Framework.

Each business and support unit head certifies to the CEO and the Chief Financial Officer (CFO) every quarter that, as far as he is aware, there are no circumstances that would render the Group's financial statements misleading. The CEO and CFO in turn provide an official undertaking to the Audit Committee and to the external auditors, Ernst & Young, confirming that the financial statements have been properly drawn up.

Directors have unrestricted access to all DBS employees. The Board has the power to engage outside expert advice from sources independent of management at the expense of the Group.

The Company Secretary attends Board meetings and ensures that all relevant regulations and established procedures regarding the conduct of the Board are complied with.

Board performance

A process is in place to assess the performance and effectiveness of the Board as a whole and of each individual director.

For the collective appraisal, each director assesses the Board's performance and provides feedback to the Chairman of the Board and the Chairman of the Nominating Committee. Both chairmen consolidate the feedback and present the results to the Board annually. The Board has found the collective assessment useful in evaluating its own effectiveness, as directors have provided constructive suggestions for improvement.

Currently, the Board's performance is judged on the basis of accountability for the Group's operations as a whole, rather than solely on financial criteria such as return on equity or return on assets.

For individual assessments, each director is evaluated on the basis of his attendance at meetings and contribution to Board discussions. Each director completes a self and peer evaluation form, which is seen only by the Chairman of the Board. The results of a director's appraisal are communicated to him when feedback indicates that his contribution to the Board could be enhanced.

BOARD COMMITTEES

The Board has established six committees to enhance its effectiveness. Each committee has its terms of reference which set forth the responsibilities of that committee and the qualifications for committee membership, in line with the Code and the MAS regulations. The Board and each committee have the power to hire any independent legal, financial or other advisors as they deem necessary.

Audit Committee

The Audit Committee comprises Mr Ang (Chairman), Mr Goh and Mr Ong, all non-executive Directors.

The Committee reviews the Group's financial statements before submission to the Board. The Committee is briefed on significant changes to accounting standards and policies and its impact on the Group's reported results. The Committee also assesses the effectiveness of the Group's internal controls and procedures.

The Group's external auditors are accountable to the Committee. The external auditors present their audit plan of the Group, their evaluation of the Group's internal accounting controls and their long form audit report to the Committee for approval. The terms of the external auditors' appointment, their effectiveness, independence and objectivity, and the amount of non-audit services provided during the year, are reviewed by the Committee.

The heads of Group Audit and Group Legal, Compliance and Secretariat as well as the Group's external auditors attend all committee meetings. The Committee also holds a separate session with the external auditors without the presence of management at each committee meeting.

The Committee has reviewed the financial statements with management and the external auditors and is of the view that the Group's financial statements for 2006 are presented in conformity with generally accepted accounting principles in all material aspects.

The Committee has considered the business relationship between the Group and the external auditors for 2006, taking into account the amount of non-audit services provided. The Committee is satisfied that the nature and extent of such services have not prejudiced the external auditors' objectivity and that they can be considered independent.

The Committee also performs an annual assessment of the effectiveness of the Group's Internal Audit function and ensures that Internal Audit has adequate resources to fulfill its mandate.

Board Credit Committee

The Board Credit Committee comprises Mr Koh (Chairman), Mr Tai, Mr Frank Wong, Mr Goh and Mr Kwa. All credit exposures exceeding the limit delegated by the Board to management are approved by this Committee.

Board Strategy and Planning Committee

The composition of the Board Strategy and Planning Committee is the same as the Board Credit Committee. This Committee serves as a forum where members deliberate on strategic matters, including potential mergers and acquisitions, alliances and fund-raising exercises, before these matters are raised to the Board for discussion or approval.

Board Risk Management Committee

The Board Risk Management Committee comprises Mr Kwa (Chairman), Mr Ang, Mr Buxton, Mr Koh, Mr Ong and Mr Ross.

The Committee is responsible for oversight of risk governance, risk framework and limits for the Group. It approves the overall risk governance framework as well as the framework for credit, market and operational risks, including the applicable limits. The Committee also monitors the Group's risk profile, including risk trends and concentrations. The Committee is responsible for carrying out specific responsibilities, including approving certain policies, in accordance with regulatory requirements. During the year, the Committee approved the material aspects of the Internal Ratings Based Approach under Basel II, and reviewed the results of independent reviews of the Bank's internal rating systems.

Compensation and Management Development Committee

The Compensation Committee comprises Mr Kwa (Chairman), Mr Goh, Mr Koh, Mr Leung, Mr Murthy and Mr NL Wong.

The Committee reviews and approves the remuneration of each executive director, and the annual aggregate, performance-related cash bonuses and share grants for DBS employees. It also provides oversight on the remuneration of senior executives and oversees the management development and succession planning for key positions.

In 2006, the Committee finalised the Group compensation philosophy and the overall framework. With the compensation philosophy and framework broadly in place, the Committee intends to balance its focus between compensation and people development with the aim of building a talent pipeline for the future. To better reflect the role of the Committee, the Committee has been re-named as the Compensation and Management Development Committee.

Nominating Committee

The Nominating Committee comprises Mr Leung (Chairman), Mr Ang, Mr Koh, Mr Murthy and Mr NL Wong.

Details of the terms of reference of the Committee are discussed in the section under "Selection and qualification of Board members" above. In addition to reviewing board appointments, the Committee also approves the appointments of business and support unit heads and senior positions in major subsidiaries. The Committee also reviews appointments to the Group Management Committee.

REMUNERATION MATTERS

Remuneration policy

The Group's remuneration policy is built on a transparent appraisal system and formulated to drive performance of its employees, who are its most important asset. The remuneration policy is therefore fundamental to achieving the Group's corporate goals.

Employees' remuneration

Employees' remuneration is based on total compensation. An employee's total compensation is benchmarked to the market and consists of three components: fixed pay, cash bonuses and long-term incentives. Each component plays a distinct role in the makeup of the total compensation package. The long-term incentives are share grants and share options.

The Group's approach to rewarding employees not only helps to attract, retain and motivate talented employees but also fosters a performance-oriented culture across the organisation that will help attain the Group's financial objectives.

Directors' remuneration

The remuneration for executive directors and fees for non-executive directors reflect the scope and extent of a director's responsibilities and obligations. They are measured against industry benchmarks and are competitive.

Remuneration of Non-executive Directors

Directors receive basic directors' fees. Additional fees are given to members of certain Board committees.

Directors are encouraged to invest half of their fees in DBSH shares and to hold not less than 50% of these shares for the duration of their terms. Directors' fees are approved by shareholders at the annual general meeting.

The current fee structure is set out below. An increase in the basic retainer paid to Directors is being proposed to bring it more in line with market norms. The Audit Committee Chairman and Audit Committee member fees are also being increased to reflect the increasingly onerous obligations being imposed on the Audit Committee. All increases are subject to shareholders' approval at the forthcoming annual general meeting.

Annual fees for the Board

	Current	New
Board Chairman:	$85,000	$105,000
Director:	$50,000	$70,000

Additional fees for membership in board committees

Committee	Chairman (Current)	Chairman (New)	Committee Member (Current)	Committee Member (New)
Audit Committee	$35,000	$50,000	$20,000	$35,000
Board Risk Management Committee	$35,000	No change	$20,000	No change
Board Credit Committee/Board Strategy and Planning Committee	$35,000	No change	$20,000	No change
Compensation and Management Development Committee	$35,000	No change	$20,000	No change
Nominating Committee	$17,500	No change	$10,000	No change

Remuneration of Executive Directors

Certain principles are adopted by the Compensation and Management Development Committee in determining the remuneration for executive directors. Principally, the remuneration should motivate the executive directors to achieve the Group's annual and long-term goals to ensure that they are aligned with shareholders' interests. Performance-related elements therefore form a significant part of executive directors' total remuneration. The Board endorses the Compensation and Management Development Committee's recommendation for each executive director's remuneration.

Executive directors are appointed under standard employment terms which include provisions for basic salary and performance bonus. There is no special provision for early termination of services.

Breakdown of Directors' remuneration

The following table shows the composition of directors' remuneration for 2006. Directors who were appointed or who resigned or retired during the year are included in the table.

BREAKDOWN OF DBSH DIRECTORS' REMUNERATION FOR PERFORMANCE YEAR 2006[1] (1 JAN 2006 – 31 DEC 2006)

Remuneration Bands	Salary %	Cash Bonus[2] %	Share[3] Plan %	Directors' Fees %	Others %	Total Remuneration %
$7,500,000 – $7,749,999						
Jackson Tai	24	32	39	1[4]	4	100
Frank Wong Kwong Shing	13	37	44	1[4]	5	100
Below $250,000						
Koh Boon Hwee	–	–	–	84	16	100
Ang Kong Hua	–	–	–	100	–	100
Andrew Buxton[5]	–	–	–	100	–	100
Goh Geok Ling	–	–	–	100	–	100
Kwa Chong Seng	–	–	–	100	–	100
Leung Chun Ying	–	–	–	100	–	100
Narayana Murthy	–	–	–	100	–	100
Peter Ong Boon Kwee	–	–	–	100	–	100
John Alan Ross	–	–	–	100	–	100
Wong Ngit Liong	–	–	–	100	–	100

(1) Refers to remuneration payable for performance in 2006 – includes fixed pay in 2006, cash bonus received in February 2007 as well as shares granted in 2007

(2) Based on amount accrued in 2006 financial statements. Amount finalised, approved and paid in 2007. As reference,
Mr Jackson Tai's remuneration for performance year 2005 was in the range of $5,750,000 – $5,999,999 which comprised the following:
Salary = 33%, Cash Bonus = 31%, Share Plan = 31%, Directors' Fees = 1%, Others = 4%
Mr Frank Wong's remuneration for performance year 2005 was in the range of $5,500,000 – $5,749,999 which comprised the following:
Salary = 18%, Cash Bonus = 38%, Share Plan = 38%, Directors' Fees = 1%, Others = 5%

(3) Refers to the estimated value of DBSH shares issued in 2007. This forms part of the variable performance bonus

(4) Fees are not retained by directors

(5) Appointed on 17 February 2006

Key executives' remuneration

Although the Code recommends that at least the top five key executives' remuneration be disclosed within bands of $250,000, the Board believes such disclosure would be disadvantageous to the Group's business interests, given the highly competitive conditions in the banking industry where poaching of executives is commonplace.

Long-term share incentives – DBSH Share Plan, Share Option Plan and Share Ownership Scheme

As the Group seeks to foster a culture that aligns the interests of employees with those of shareholders, it has put in place share-based plans for employees. These plans allow employees to share in the Group's growth and success. There are three plans – the DBSH Share Plan ("Share Plan", previously known as the DBSH Performance Share Plan), the DBSH Share Option Plan ("SOP") and the DBSH Share Ownership Scheme ("SOS").

Employees holding the corporate rank of Managing Director, Senior Vice President and Vice President are eligible to participate in the Share Plan and SOP.

Rewards made under the Share Plan and SOP form part of an employee's annual performance remuneration, which also includes cash bonuses. The portion of the performance remuneration paid in shares increases with the amount of the performance remuneration.

There are vesting periods for the Share Plan and SOP. The number of shares eventually awarded upon vesting under the Share Plan is based on DBS Group's performance for a three-year performance period as measured by the Group's return on equity. The aggregate total number of new DBSH ordinary shares that may be issued under the Share Plan and SOP at any time may not exceed 7.5% of the issued ordinary shares of DBSH.

Shareholders approved granting time-based awards under the Share Plan at the annual general meeting held in 2006. Such awards operate like restricted share awards and will vest only after an employee completes a satisfactory period of service to the Group. These awards will be granted in 2007 as part of employees' deferred bonuses, as based on the Group's overall performance and the individual's past performance. The allocation of such awards will be linked to performance metrics designed to deliver shareholder value. Details of the Share Plan and SOP appear in pages 111 to113 of the Directors' Report.

Employees who are not eligible for the Share Plan or SOP are eligible to participate in the SOS. The SOS is a market purchase plan administered by DBS Trustee Ltd, a wholly-owned subsidiary of DBS Bank. Under the SOS, all confirmed employees with at least one year of service can subscribe up to 10% of their monthly base pay to buy units of DBSH ordinary shares, with DBS contributing an additional 50% of the amount the employee contributes.

Share Options Issued

In compliance with listing requirements, the following participants in the SOP received the following number of options:

Name of participant*	Options granted during financial year under review	Aggregate options granted since commencement of Plan to end of financial year under review	Aggregate options exercised since commencement of Plan to end of financial year under review	Aggregate options outstanding as at end of financial year under review
Jackson Tai (Director)	Nil	440,175	0	440,175
Frank Wong Kwong Shing (Director)	Nil	448,050	0	448,050

* *DBSH has no controlling shareholders and no disclosure is made in this respect*

No further share options were issued by the Group in 2006.

The aggregate number of options granted to the directors and the employees of the DBS Group since the commencement of the SOP till the end of 2006 is 62,796,690.

RELATED PARTY TRANSACTIONS

The Group has procedures to comply with existing regulations governing related party transactions for banks and listed companies. These regulations include the Banking Act, MAS directives and the guidelines on interested person transactions in the SGX Listing Manual. New directors are briefed on the relevant provisions that they need to comply with. If necessary, existing credit facilities to related parties are adjusted prior to a director's appointment, and all credit facilities to related parties are monitored on an on-going basis.

The Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities and the estimated values of collaterals as at 31 December 2006 are as follows:

(In $ millions)	Credit facilities granted to	Contingent credit facilities granted to	Estimated value of collaterals	Deposits received by DBSH Group
Granted to/received from:				
DBSH Directors and their related entities	27	#	121	–
Companies with DBSH Directors represented on their boards	62	70	–	–
Bank-related companies(1)				
– engaged in financial activities	1,463	3	1,696	1,820
– engaged in non-financial activities	276	65	414	3

Notes:

(1) Excludes transactions between subsidiary companies and their own subsidiary companies.

 # Amount under $500,000

As required under the SGX Listing Manual, the following are details of interested person transactions in 2006:

Name of Interested Person	Aggregate value of all Interested Person Transactions during 2006 (excluding transactions less than $100,000)
CISCO Security Pte Ltd Branch cash delivery, collection and processing services, self-service banking cash services, static armed guard services, renovation projects and maintaining of security equipment	$21,761,619
National Computer Systems Pte Ltd System support/maintenance and other IT related services	$1,993,171
NETS Credit card and ATM card personalisation	$360,000
Singapore Airlines Ltd Air tickets	$4,736,452
Singapore Computer Systems Ltd Procurement operations, document management, imaging and storage and other services	$4,014,936
Singapore Telecommunications Ltd Subscription for usage-based telecom services	$13,000,000
SNP Sprint Pte Ltd Personalisation/despatch of cheque books and security documents printing	$1,669,736
CapitaLand Limited New and renewal of leases for branch premises/ATMs	$665,111
HSBC Institutional Trust Service (Singapore) Limited as Trustee of CapitaMall Trust New and renewal of leases for branch premises	$6,177,827
HarbourFront Centre Pte Ltd (a subsidiary of Mapletree Investments Pte Ltd) New and renewal of leases for branch premises	$3,120,630
SMRT Trains Ltd Renewal of leases for branch premises/ATMs	$616,150

DEALINGS IN SECURITIES

DBS has adopted more stringent "black-out" policies than prescribed under the Best Practices Guide issued by the SGX. DBS employees are prohibited from trading in DBS shares and securities one month before the release of the half-year and full-year results and three weeks before the release of the first quarter and third quarter results. In addition, directors and employees are prohibited at all times from trading if they are in possession of material non-public information. Employees with access to price-sensitive information in the course of their duties must obtain prior approval to trade in any securities listed in Singapore and Hong Kong. Such employees are also instructed to trade through the Group's stockbroking subsidiaries. In addition, business units and subsidiaries engaging in proprietary trading and discretionary trading of securities on behalf of customers are restricted from trading in DBS securities during the black-out period.

COMMUNICATION WITH SHAREHOLDERS

Dissemination of information

The Group maintains an active dialogue with shareholders. It holds in-person briefing sessions or telephone conference calls with the media and analysts when quarterly results are released. All press statements and quarterly financial statements are published on the DBS and SGX websites. A dedicated investor relations team supports the CEO and CFO in maintaining a close dialogue with institutional investors.

During the year, management met more than 200 local and foreign investors in more than 200 meetings. Management also participated in five non-deal investor conferences and road shows comprising two to the US and one each in Europe, Hong Kong and Singapore.

The Group embraces and commits to fair, transparent and timely disclosure policy and practices. All price-sensitive information or data are publicly released, prior to individual sessions held with investors or analysts.

Shareholder meetings

The Group views the annual general meeting as an opportune forum for retail investors to meet the Board and senior management. The CFO presents the Group's preceding year's financial performance to all shareholders present ahead of formal proceedings of the meeting. The Group's external auditors are also available to answer shareholders' queries.

In accordance with the recommendations of the Code of Corporate Governance, resolutions requiring shareholder approval are tabled separately for adoption at the AGM unless the matters for consideration are closely related and would more appropriately be considered together.

INTERNAL AUDIT AND INTERNAL CONTROLS

Internal Audit

Group Audit is an independent function that reports directly to the Audit Committee and the CEO. Group Audit meets or exceeds the Standards for Professional Practice of the Institute of Internal Auditors in all key aspects. The professional competence of the Group's internal auditors is maintained or upgraded through training programmes, conferences and seminars that provide updates on auditing techniques, regulations and banking products and services.

An annual audit plan is developed under a structured risk assessment approach that examines all of the Group's activities and entities, their inherent risks and internal controls. Audit assignments are identified based on this approach and audit resources are focused on the activities deemed to carry higher risks.

The progress of corrective actions on outstanding audit issues is monitored monthly through a centralised Group-wide tracking system. Information on outstanding issues is categorised according to severity and monthly reports are sent to the Audit Committee Chairman, the Chairman of the Board, senior management and all Group heads.

All audit reports which are rated as requiring attention are copied to the Audit Committee, the external auditors and senior management. The regulators are also apprised of all relevant audit matters and may request for further information on audit matters at any time.

The head of Group Audit is Edmund J Larkin, who has more than 20 years of experience in internal audit, risk management and operations with global financial institutions and public accounting firms. Mr Larkin has full access to the Audit Committee and senior management, and his appointment is approved by the Committee.

Group Audit works closely with the external auditors and meets them regularly to discuss matters of mutual interest, to strengthen working relationships and to co-ordinate audit efforts. The external auditors review the effectiveness of the Group's internal controls and risk management during an annual statutory audit. Material non-compliance with established practices and procedures and regulations, as well as internal control weaknesses noted during the audit, together with recommendations, are reported to the Audit Committee, which ensures that high-risk outstanding issues are dealt with in a timely manner.

Internal controls

A sound system of internal controls requires a defined organisational and policy framework. The Group has a management framework that clearly defines the roles, responsibilities and reporting lines of business and support units. The delegation of authority, control processes and operational procedures are documented and disseminated to staff. The Group Audit, Group Risk and Group Legal, Compliance and Secretariat functions provide independent oversight over controls and risks within the Group.

The Audit Committee and the Board Risk Management Committee have reviewed the adequacy of DBS' control environment. The Board believes that the system of internal controls in place up to the date of this report, is adequate for the current business scope and operations of the Group.

RISK MANAGEMENT APPROACH AND RISK PROFILE

The Group sees strong risk management capabilities as vital to the success of a well-managed bank. The Group Risk Management function is the central resource for driving such capabilities in DBS, and it complements the risk and control activities of other functions including Group Audit and Group Legal, Compliance and Secretariat. More on risk management can be found in the following section.

Risk Management Approach and Risk Profile

APPROACH TO RISK MANAGEMENT

Strong risk management capabilities are critical to the financial soundness of DBS. The key components of DBS' risk management approach are: strong risk governance; robust and comprehensive processes to identify, measure, control, monitor and report risks; sound assessments of capital adequacy relative to risks; and a rigorous system of internal control reviews, involving internal and external auditors, as well as reviews and inspections by prudential supervision authorities.

RISK GOVERNANCE

The Group has implemented a framework to give greater clarity, focus and consistency across different risk areas in the governance of risks. Under the DBS Integrated Risk Framework, the Board of Directors, through the Board Risk Management Committee, oversees the establishment of a robust enterprise-wide risk management system and will progressively set risk appetite limits to guide risk-taking within the Group. Management is accountable to the Board for ensuring effective risk management activities and adherence to the risk appetite limits. In this regard, various senior management risk committees provide oversight and forums for discussions on specific risk areas, including Credit Risk, Market Risk, Liquidity Risk and Operational Risk. The committees are the Business Support and Controls Committee, the Group Market Risk Committee, the Group Credit Risk Committee, the Group Asset and Liability Committee, the Group Operational Risk Committee and the Group Commitments and Conflicts Committee.

Business units have primary responsibility for managing specific risk exposures. Group Risk Management is the central resource for quantifying and managing the portfolio of risks taken by the Group as a whole. Group Risk Management performs the following roles:

- Develops and implements effective risk and economic capital adequacy assessment frameworks, policies and methodologies
- Develops and implements an infrastructure that will support DBS' risk management activities
- Recommends risk appetite and control limits, in line with the risk governance framework
- Provides senior management and Board with independent and timely assessment of the aggregate risk profile concerning significant risk concentrations, portfolio composition and quality
- Identifies opportunities to optimise risk-based return on capital

DBS Group has implemented policies and procedures to identify, measure, analyse and control risk across the firm. A governance framework has been established to provide a disciplined, consistent and tiered approach in the approval of the various risk frameworks/ policies/ procedures throughout the DBS organisation. The framework comprises four levels: Level 1 policies are Board-level approved firm-wide risk frameworks; Level 2 policies are minimum corporate-level and subject-specific risk principles and standards; Level 3 policies are business or location-specific in nature; and Level 4 procedures underlie and support the policy implementation. These policies and procedures rely on constant communication, judgment, knowledge of products and markets, and controls by business and support units.

CREDIT RISK

Credit risk is the potential earnings volatility caused by obligors' inability and/or unwillingness to fulfill their contractual debt obligations. Exposure to credit risks arises primarily from lending activities and also from sales and trading activities, derivatives activities and from participation in payment transactions and securities settlements. Credit exposure includes current as well as potential credit exposure. Current credit exposure is represented by the notional value or principal amount of on-balance sheet financial instruments and off-balance sheet direct credit substitutes, and by the positive market value of derivative instruments. DBS Group also estimates the potential credit exposure over the remaining term of transactions. At DBS Group, a disciplined credit risk management process integrates risk management into the business management processes, while preserving the independence and integrity of risk assessment.

An enterprise-wide Core Credit Risk Policy sets forth the principles by which the Bank and its subsidiaries conduct their credit risk management activities. It ensures credit risk underwriting consistency across the Group, and provides guidance to various credit management units in the formulation of supplementary credit policies specific to their businesses.

The Group Credit Risk Committee serves as an executive forum for discussion and decisions on all aspects of credit risk and its management including the assessment of credit risk taking and adherence to limits, policies, exceptions and other processes; the assessment of the risk-return tradeoffs across the Group; the identification, measurement and monitoring of DBS' credit risk portfolio, including special loan and asset review situations, specific credit concentrations and credit trends affecting the portfolio; as well as recommendation of credit limits and credit policy at the sector, business and country levels. It will also oversee the ongoing monitoring of various aspects of credit risks within the Basel II framework.

Individual corporate credit risks are analysed and approved by experienced credit officers who consider a number of factors in the identification and assessment of credit risk. Each borrower is assigned a rating under the Counterparty Risk Rating process. For large corporate borrowers, the rating is based on the assessment of all relevant factors including the borrower's financial condition and outlook, industry and economic conditions, market position, access to capital, and management strength. The Counterparty Risk Rating assigned to smaller business borrowers is primarily based on the borrower's financial position and strength, which are assessed via the use of a validated quantitative tool.

All ratings are reviewed at least annually and more frequently when conditions warrant. The Counterparty Risk Rating process is further enhanced by the Facility Risk Rating System which takes into consideration facility specific considerations such as credit structuring, collateral, third party guarantees and transfer risks. These credit risk-rating tools are used to assess the credit quality of the portfolio, so that deteriorating exposures are quickly identified and appropriate remedial action can be taken.

Consumer credit risk is managed on a portfolio basis. Business-specific credit risk policies and procedures including underwriting criteria, scoring models, approving authorities, regular asset quality review and business strategy review as well as systems, processes and techniques to monitor portfolio performance against benchmarks are in place. Risk models are being used for secured loans to update risk level of each loan on a monthly basis, putting Basel II management principles to daily usage and for regular portfolio quality reviews.

The credit control functions ensure that credit risks are being taken and maintained in compliance with group-wide credit policies and guidelines. These functions ensure proper activation of approved limits, appropriate endorsement of excesses and policy exceptions, and also monitor compliance with credit standards and/or credit covenants established by management and/or regulators.

An independent Credit Risk Review team conducts regular reviews of credit exposures and judgmental credit risk management processes. It also conducts independent validation of internal credit risk rating processes on an annual basis. These reviews provide senior management with objective and timely assessments of the effectiveness of credit risk management practices and ensure group-wide policies, internal rating models and guidelines are being adopted consistently across different business units including relevant subsidiaries.

Stress testing of credit risk has assumed increasing importance in the discipline of credit risk management. DBS uses credit risk stress testing approaches to assess the vulnerability of the portfolio to "exceptional but plausible" adverse credit risk events.

DBS uses various metrics, including Economic Capital-at-Risk, to measure and manage credit concentration risk to individual borrowers, borrower groups and industry sectors. Information on credit exposures by geographical area, business line and industrial classification, and the breakdown of investment and dealing securities are disclosed in Notes 18, 19, 20, 22, 23 and 49 to the Financial Statements and the Management Discussion and Analysis chapter.

COUNTRY RISK

The principles and approach in the management of cross-border risk are spelt out in a Board-approved Country Risk Management Framework. The Framework includes an internal country (and sovereign) risk rating system where the assessments are made independent of business decisions. Benchmark country limits are set to alert the bank when exposures rise to levels that may imply concentration risk. Day-to-day operational country limits, called working limits, are also imposed to manage the shape and growth of the cross-border exposures as they build up. A rigorous scanning process is established, with the objective of adjusting country exposures according to risks perceived at the global, regional and country level. There are close consultations with the businesses and credit management in right sizing cross-border exposures to take into account not only of risks and opportunities, but also the strategic intent of DBS.

TRADING MARKET RISK

Trading market risk arises from changes in pricing parameters, including market rates such as interest rates, foreign exchange rates, equity prices and credit spreads, as well as their correlations and implied volatilities. DBS Group takes trading market risk in the course of market making, structuring and packaging products for investors and issuers, as well as to benefit from market opportunities.

The Trading Market Risk Framework comprises the following elements:

- Types of market risk to be covered, and the risk metrics and methodologies to be used to capture such risks
- Policies and processes for managing market risks, as well as the roles and responsibilities of relevant functions for the processes
- Limits to ensure that risk-takers do not exceed aggregate risk and concentration parameters set by senior management and the Board
- Independent validation of valuation and risk models and methodologies
- Independent mark-to-market valuation, reconciliation of positions and tracking of stop-loss for trading positions on a timely basis
- New product/service process whereby risk issues are identified before new products and services are launched

DBS adopts a Value-at-Risk (VaR) methodology (at a 99% confidence level and a one day holding period) to measure the Group's trading market risk. In September 2006, the trading book VaR methodology was changed to the historical simulation approach, which is in line with market practice. It takes into account pertinent risk factors and covers all financial instruments which expose the Group to market risk across all geographies. On a daily basis, DBS computes VaR for each trading business unit and location, and at the Group level. The VaR forecasts are backtested against the profit and loss of the trading book in line with the risk model validation policy.

VALUE-AT-RISK AND TRADING INCOME

The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from 1 January 2006 to 31 December 2006.

In $ millions	As at 31 December 2006	1 January 2006 to 31 December 2006 Average	High	Low
Total	10	16	28	8

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the year ended 31 December 2006.

GROUP VaR FOR TRADING BOOK

DBS changed its trading book VaR methodology from Parametric VaR (PVaR) to Historical Simulation VaR (HSVaR) in September 2006. The histogram below is based on PVaR for the period from January to August 2006 and HSVaR from September to December 2006.


No. of Days
50
40
30
20
10
0
>6-7 >7-8 >8-9 >9-10 >10-11 >11-12 >12-13 >13-14 >14-15 >15-16 >16-17 >17-18 >18-19 >19-20 >20-21 >21-22 >22-23 >23-24 >24-25 >25-26 >26-27 >27-28 >28-29 >29-30
VaR ($millions)

DAILY DISTRIBUTION OF GROUP TRADING INCOME


No. of Days
60
50
40
30
20
10
0
>20-17 >18-16 >16-14 >14-12 >12-10 >10-8 >8-6 >6-4 >4-2 >2-0 >0-2 >2-4 >4-6 >6-8 >8-10 >10-12 >12-14 >14-16 >16-18 >18-20 >20-22 >22-24
Trading Income ($millions)

Although VaR provides valuable insights, no single measure can capture all aspects of trading market risk. To complement the VaR framework, regular stress testing is carried out using historical and hypothetical scenarios to monitor the Group's vulnerability to simultaneous shocks on all market rates. Stress limits are also established accordingly.

The Group Market Risk Committee oversees DBS' market risk management infrastructure, including framework, policies, processes, information, methodologies and systems. The Committee also sets market risk control limits and provides comprehensive and enterprise-wide oversight of all market risks and their management. In this regard, the Committee meets regularly to review and give direction on the level of market risk taken within DBS Group; its breakdown by desk, geography risk type; trading profit and loss; stress testing results; and risk model backtesting performance.

Information on the Group's financial assets and liabilities in relation to exposures to interest rate and foreign exchange risks can be found in Notes 46.2(b) and 46.2(c) to the Financial Statements.

STRUCTURAL MARKET RISK

The Group Asset and Liability Committee ("Group ALCO") oversees the structural interest rate risk, structural foreign exchange risk and funding liquidity risk in the Group. It allocates core limits to regional/local ALCOs in the different countries and ensures that the consolidated exposures of the Group are within prudent levels. Regional/local ALCOs are responsible for managing the risks in their areas including the setting of operational limits and guidelines to fine tune risk management, consistent with the Group's Asset and Liability Management Policy.

Structural interest rate risk arises from mismatches in the interest rate profile of customer loans and deposits. This interest rate risk has several aspects: basis risk arising from different interest rate benchmarks, interest rate re-pricing risk, yield curve risks and embedded optionality.

To monitor the structural interest rate risk, the tools used by DBS include re-pricing gap reports, sensitivity analysis and income simulations under various scenarios.

In structural foreign exchange exposures, the Group manages the effect of exchange rate movements on its earnings, capital accounts and foreign currency investments. Foreign currency loans/lending and investments in fundable currencies are generally funded with the same foreign currencies. For currencies with high hedging costs or have an illiquid/controlled market, the position will be reviewed by the Structural Foreign Exchange Committee and alternative strategies may be used or left unhedged. Non-fundable or illiquid currencies may be hedged with instruments such as non-deliverable forwards.

An Investment Framework governs the Group's investment of funds. These investments are separately subject to Board and senior management limits on the portfolio size, credit quality, product and sector concentrations and market risk sensitivities under the Framework. Investment market risk is monitored by risk type using sensitivities and by valuation action triggers. Valuation as well as validation of models used in valuation and risk management is carried out by independent support units.

LIQUIDITY RISK

Liquidity risk is the potential earnings volatility arising from being unable to fund portfolio assets at reasonable rates over required maturities. Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. DBS seeks to manage its liquidity to meet its obligations under normal as well as adverse circumstances, and to take advantage of rising lending and investment opportunities.

The primary tool for monitoring liquidity is the maturity mismatch analysis, which is monitored over successive time bands and across major functional currencies. This analysis includes behavioural assumptions on, inter-alia, customer loans, customer deposits and reserve assets. This is tested under normal and adverse market scenario conditions. Limits are established by the Board and senior management for the maximum cumulative cash outflows over successive time bands. Various liquidity ratios, deposit concentration ratios and stress limits are additional tools employed by DBS to manage funding liquidity risk.

As part of its liquidity risk management, DBS Group focuses on a number of components, including tapping available sources of liquidity, preserving necessary funding capacity and contingency planning.

Information on the Group's financial assets and liabilities in relation to exposures to interest rate risk, foreign exchange risk and liquidity risk can be found in Notes 46.2(b), 46.2(c) and 48 to the Financial Statements.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. An Operational Risk Management Framework has been developed to ensure that operational risks within the DBS Group are properly identified, monitored, managed and reported in a structured, systematic and consistent manner. A key component of the Framework is a set of Core Operational Risk Standards which provides guidance on the baseline controls to ensure a controlled and sound operating environment. To manage and control operational risk, the Framework is supplemented with various tools including, control self-assessment (CSA), risk event management, key risk indicator monitoring and process risk mapping. Major operational risk mitigation programmes include Business Continuity Management and the Global Insurance Programme.

A firm-wide Operational Risk Management system was implemented in 2006. It is an integrated web-based system, incorporating the individual components of the Framework and facilitates an enhanced analysis and reporting of operational risk data. In addition, a process risk mapping framework was developed to identify the key risks and controls in an end-to-end transaction cycle. Process risk mapping for the major business lines has commenced.

The Group Operational Risk Committee oversees DBS' operational risk management infrastructure, including the Framework, policies, processes, information, methodologies and systems. The Committee also performs regular review of the operational risk profiles of the Group, and endorses and recommends corporate operational risk policies to be approved by the Business Support & Controls Committee.

The Group Operational Risk function is responsible for implementing the Framework in partnership with the business and support units. The day-to-day operational risk management lies with the business and support units. To reinforce accountability and ownership of risk and control, Unit Operational Risk Managers are appointed to assist the unit heads in driving the overall risk and control agenda and programmes.

As part of Group Audit's review process, the quality of the operational risk management programmes of the business/support units are taken into account in assigning a "Management Control Awareness" rating.

BASEL II PREPARATION

DBS views Basel II as a firm-wide programme that will ensure that our credit, market and operational risk management practices continue to meet international best practices. It is an initiative for us to further embed sound risk management practices and culture within our businesses, and ensure that DBS continues to expand our businesses across segments and markets with the right risk management discipline, practices and processes in place. To underscore the importance of this initiative and ensure a concerted effort towards the successful implementation of various aspects of the programme, an integrated Basel II Governance and Programme Management structure is put in place.

A Group Basel II Steering Committee ("Steering Committee"), chaired by the Group CFO, has been set up to oversee the implementation of all programme work streams to ensure that DBS is on track for Basel II qualification. The Steering Committee is supported by sub-committees for each major work stream. Reporting to the Steering Committee, the Basel II Programme Management Office works with the respective work stream sponsors and dedicated project managers to drive the overall Basel II programme.

By the Numbers

Consolidated Income Statement *for the year ended 31 December 2006*

In $ millions	Note	2006	2005
Income			
Interest income		**7,809**	5,542
Interest expense		**4,218**	2,599
Net interest income		**3,591**	2,943
Net fee and commission income	5	**1,155**	986
Net trading income	6	**522**	320
Net income from financial instruments designated at fair value	7	**(192)**	(113)
Net income from financial investments	8	**171**	102
Other income	9	**191**	403
Total income	10	**5,438**	4,641
Expenses			
Employee benefits		**1,244**	1,052
Depreciation of properties and other fixed assets	11	**130**	148
Other expenses	28	**995**	826
Goodwill charges	12	**–**	1,128
Allowances for credit and other losses	27	**135**	203
Total expenses	13	**2,504**	3,357
Share of profits of associates		**70**	54
Profit before tax		**3,004**	1,338
Income tax expense	14	**575**	353
Net profit for the year		**2,429**	985
Attributable to:			
Shareholders		**2,269**	824
Minority interests		**160**	161
		2,429	985
Basic earnings per ordinary share ($)	15	**1.50**	0.54
Diluted earnings per ordinary share ($)	15	**1.45**	0.53
Basic earnings per ordinary share ($) – exclude goodwill charges	15	**1.50**	1.30
Diluted earnings per ordinary share ($) – exclude goodwill charges	15	**1.45**	1.25

(see notes on pages 58 to 104, which form part of these financial statements)

Balance Sheets *at 31 December 2006*

		Group		Company	
In $ millions	**Note**	**2006**	**2005**	**2006**	**2005**
Assets					
Cash and balances with central banks	17	**11,846**	4,986		
Singapore Government securities and treasury bills	18	**12,843**	9,846		
Due from banks		**25,273**	22,129		
Financial assets at fair value through profit or loss	19	**16,496**	18,502		
Positive replacement values	41	**8,215**	8,792		
Loans and advances to customers	20	**85,149**	77,636		
Financial investments	22	**22,261**	23,102		
Securities pledged	23	**2,866**	2,380		
Subsidiaries	24	**–**	–	**6,927**	6,790
Investments in associates	26	**603**	585		
Goodwill on consolidation	27	**5,840**	5,803		
Properties and other fixed assets	28	**1,481**	1,662		
Deferred tax assets	29	**20**	51		
Other assets	30	**4,479**	4,730		
Total assets		**197,372**	180,204	**6,927**	6,790
Liabilities					
Due to banks		**7,863**	8,950		
Due to non-bank customers	31	**122,092**	106,431		
Financial liabilities at fair value through profit or loss	32	**19,708**	22,823		
Negative replacement values	41	**7,873**	8,537		
Bills payable		**511**	378		
Current tax liabilities		**766**	557		
Deferred tax liabilities	29	**137**	58		
Other liabilities	33	**6,677**	5,475	**8**	6
Other debt securities in issue	34	**3,950**	2,440		
Subordinated term debts	35	**6,749**	5,365		
Total liabilities		**176,326**	161,014	**8**	6
Net assets		**21,046**	19,190	**6,919**	6,784
Equity					
Share capital	36	**4,042**	1,564	**4,042**	1,564
Share premium	36	**–**	2,269	**–**	2,269
Treasury shares	36	**(111)**	(117)		
Other reserves	37	**7,182**	6,841	**53**	77
Revenue reserves	37	**7,562**	6,167	**2,824**	2,874
Shareholders' funds		**18,675**	16,724	**6,919**	6,784
Minority interests	38	**2,371**	2,466		
Total equity		**21,046**	19,190	**6,919**	6,784
Off balance sheet items					
Contingent liabilities	39	**12,187**	8,769		
Commitments	40	**86,065**	75,804		
Financial derivatives	41	**1,378,916**	1,359,935		

(see notes on pages 58 to 104, which form part of these financial statements)

Consolidated Statement of Changes in Equity

for the year ended 31 December 2006

In $ millions	Ordinary shares	Convertible preference shares (CPS)	Share premium	Treasury shares	Other reserves	Revenue reserves	Minority interests	Total equity
2006								
Balance at 1 January 2006	**1,498**	**66**	**2,269**	**(117)**	**6,841**	**6,167**	**2,466**	**19,190**
Exercise of share options	**165**		**7**					**172**
Effects of Companies (Amendment) Act 2005	**2,304**		**(2,276)**		**(28)**			**–**
Net exchange translation adjustments					**(6)**		**(103)**	**(109)**
Share of associates' reserves					**21**	**18**		**39**
Cost of share-based payments					**28**			**28**
Draw-down of reserves upon vesting of performance shares				**6**	**(6)**			**–**
Reclassification of reserves upon exercise of share options	**9**				**(9)**			**–**
Available-for-sale investments/Cash flow hedge:								
– Net valuation taken to equity					**425**			**425**
– Transferred to income statement on sale					**(101)**			**(101)**
– Tax on items taken directly to or transferred from equity					**(44)**			**(44)**
Net profit for the year						**2,269**	**160**	**2,429**
Appropriation from income statement					**61**	**(61)**		**–**
Final dividends paid for previous year						**(203)**		**(203)**
Interim dividends paid for current year						**(628)**		**(628)**
Dividends paid to minority interests							**(147)**	**(147)**
Change in minority interests							**(5)**	**(5)**
Balance at 31 December 2006	**3,976**	**66**	**–**	**(111)**	**7,182**	**7,562**	**2,371**	**21,046**
2005								
Balance at 1 January 2005	1,493	66	2,208	–	6,585	6,150	1,128	17,630
Effects on adoption of new or revised FRS				(126)	42	26	1,303	1,245
Balance at 1 January 2005 (restated)	1,493	66	2,208	(126)	6,627	6,176	2,431	18,875
On adoption of FRS 39 at 1 January 2005					292	(25)		267
Exercise of share options	5		59					64
Net exchange translation adjustments					7		21	28
Share of associates' reserves					8			8
Cost of share-based payments					41			41
Draw-down of reserves upon vesting of performance shares				9	(9)			–
Reclassification of reserves upon exercise of share options			2		(2)			–
Available-for-sale investments/Cash flow hedge:								
– Net valuation taken to equity					(59)			(59)
– Transferred to income statement on sale					(88)			(88)
– Tax on items taken directly to or transferred from equity					(11)			(11)
Net profit for the year						824	161	985
Appropriation from income statement					35	(35)		–
Final dividends paid for previous year						(269)		(269)
Interim dividends paid for current year						(504)		(504)
Dividends paid to minority interests							(151)	(151)
Change in minority interests							4	4
Balance at 31 December 2005	1,498	66	2,269	(117)	6,841	6,167	2,466	19,190

(see notes on pages 58 to 104, which form part of these financial statements)

Consolidated Cash Flow Statement *for the year ended 31 December 2006*

In $ millions	2006	2005
Cash flows from operating activities		
Profit before tax	**3,004**	1,338
Adjustments for non-cash items:		
Allowances for credit and other losses	**135**	203
Depreciation of properties and other fixed assets	**130**	148
Goodwill charges	**–**	1,128
Share of profits of associates	**(70)**	(54)
Net gain on disposal of properties and other fixed assets	**(104)**	(314)
Net gain on disposal of financial investments	**(171)**	(121)
Profit before changes in operating assets & liabilities	**2,924**	2,328
(Decrease)/Increase in:		
Due to banks	**(1,087)**	(1,989)
Due to non-bank customers	**15,661**	(6,775)
Financial liabilities at fair value through profit or loss	**(3,115)**	22,823
Other liabilities including bills payable	**163**	(5,427)
Debt securities and borrowings	**1,471**	(4,503)
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(95)**	(938)
Singapore Government securities and treasury bills	**(3,936)**	1,337
Due from banks	**(3,134)**	3,028
Financial assets at fair value through profit or loss	**1,890**	(15,877)
Other financial securities at fair value through profit or loss	**–**	7,942
Loans and advances to customers	**(7,741)**	(8,212)
Financial investments	**1,392**	(1,346)
Other assets	**297**	2,894
Tax paid	**(300)**	(440)
Net cash generated from/(used in) operating activities (1)	**4,390**	(5,155)
Cash flows from investing activities		
Dividends from associates	**37**	40
Purchase of properties and other fixed assets	**(239)**	(225)
Proceeds from disposal of associates	**4**	–
Proceeds from disposal of properties and other fixed assets	**387**	733
Acquisition of interest in associates	**(6)**	(42)
Net cash generated from investing activities (2)	**183**	506
Cash flows from financing activities		
Increase in share capital and share premium	**172**	66
Proceeds from issuance of subordinated term debts	**1,928**	–
Dividends paid to shareholders of the Company	**(831)**	(773)
Dividends paid to minority interests	**(147)**	(151)
Net cash generated from/(used in) financing activities (3)	**1,122**	(858)
Exchange translation adjustments (4)	**15**	15
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**5,710**	(5,492)
Cash and cash equivalents at 1 January	**9,408**	14,900
Cash and cash equivalents at 31 December (Note 42)	**15,118**	9,408

(see notes on pages 58 to 104, which form part of these financial statements)

Notes to the Financial Statements *for the year ended 31 December 2006*

These Notes are integral to the financial statements.

The consolidated financial statements for the year ended 31 December 2006 were authorised for issue by the directors on 15 February 2007.

1 DOMICILE AND ACTIVITIES

The Company, DBS Group Holdings Ltd, is incorporated and domiciled in the Republic of Singapore and has its registered office at 6 Shenton Way, DBS Building Tower One, Singapore 068809.

The Company is listed on the Singapore Exchange.

The principal activity of the Company is that of an investment holding company and the principal activities of its main subsidiary, DBS Bank Ltd, are the provision of retail, small and medium-sized enterprise, corporate and investment banking services.

The financial statements relate to the Company and its subsidiaries ("the Group") and the Group's interests in associates and joint ventures.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards ("FRS") including related Interpretations promulgated by the Council on Corporate Disclosure and Governance ("CCDG"). In accordance with Section 201(19) of the Companies Act, the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning are modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

The financial statements of the Company are prepared in accordance with FRS including related Interpretations promulgated by the CCDG. As permitted by Section 201(4B) of the Act, the Company's income statement has not been included in these financial statements.

The financial statements are presented in Singapore dollars and rounded to the nearest million, unless otherwise stated. They are prepared on the historical cost convention, except for derivative financial instruments, available-for-sale financial assets, and financial assets and liabilities held at fair value through profit or loss, which have been measured at fair value. In addition, the carrying amounts of assets and liabilities that are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks.

The preparation of financial statements in conformity with FRS requires management to exercise judgement, use estimates and make assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from these estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement and complexity, are disclosed in Note 4.

On 1 January 2006, the Group adopted the new or revised FRS and Interpretations to FRS ("INT FRS") that are applicable in the current financial year. The 2006 financial statements have been prepared in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised)	Presentation of Financial Statements
FRS 19 (revised)	Employee Benefits
FRS 21 (revised)	The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised)	Related Party Disclosures
FRS 32 (revised)	Financial Instruments: Disclosure and Presentation
FRS 37 (revised)	Provisions, Contingent Liabilities, and Contingent Assets
FRS 38 (revised)	Intangible Assets
FRS 39 (revised)	Financial Instruments: Recognition and Measurement
INT FRS 104	Determining whether an Arrangement contains a Lease

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies, which are consistent with those used in the previous financial year.

2.2 Group accounting

Subsidiaries

Subsidiaries are entities that the Group has power to govern the financial and operating policies of in order to obtain benefits from their activities. It is generally accompanied by a shareholding of more than 50% of voting rights. Potential voting rights that are exercisable or convertible are considered when determining whether an entity is considered a subsidiary.

The purchase method is used to account for the acquisition of subsidiaries. Subsidiaries are consolidated from the date control is transferred to the Group to the date control ceases. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus cost directly attributable to the acquisition. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition, irrespective of the extent of any minority interest. Refer to Note 2.10 for the Group's accounting policy on "Goodwill".

Special purpose entities
Entities in which the Group holds little or no equity are consolidated as subsidiaries if the Group is assessed to have control over them. Such control can be demonstrated through predetermination of the entities' activities, exposure to and retention of majority of their residual or ownership risks, and decision-making powers to obtain a majority of benefits of the entities.

Joint ventures
Joint ventures are entities that are jointly controlled by the Group together with one or more parties through contractual arrangements. The Group recognises its interest in joint ventures using the proportionate consolidation method.

Proportionate consolidation involves combining the Group's share of the joint venture's income, expenses, assets and liabilities on a line-by-line basis with similar items in the Group's financial statements.

Associates
Associates are entities in which the Group has significant influence, but not control, and generally holds a shareholding of between and including 20% and 50% of the voting rights. The Group recognises its investment in associates using the equity method of accounting. Investment in associates in the consolidated balance sheet includes goodwill (net of accumulated impairment loss) identified on acquisition.

Under the equity method of accounting, the Group's investment in associates is initially carried at cost. The initial cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities assumed at the date of exchange, plus costs directly attributable to the acquisition. The carrying amount is increased or decreased to recognise the Group's share of net assets of the associate, less any impairment in value after the date of acquisition. Where the Group's share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The results of the associates are taken from the latest audited accounts or unaudited management accounts of the associates, prepared at dates not more than three months prior to the end of the financial year of the Group.

Investment cost at Company level
Investments in subsidiaries and associates are stated at cost less accumulated impairment losses in the Company's balance sheet. On disposal of investments in subsidiaries and associates, the difference between the net proceeds and the carrying amounts of the investments is taken to the income statement.

Intra-group transactions
All intra-group transactions, balances, income and expenses are eliminated on consolidation. Profits resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interests in these companies. Losses are also eliminated unless the transaction provides evidence of an impairment of an asset transferred.

Alignment of accounting policies
Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the Group.

2.3 Foreign currency translation

Functional and presentation currency
Items in the financial statements of the Company and each of the Group's subsidiaries are translated using their functional currency, being the currency of the primary economic environment in which the entity operates. The financial statements are presented in Singapore dollars, which is the functional currency and presentation currency of the Company and the Group.

Foreign currency transactions
Transactions in foreign currencies are measured at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the balance sheet date. Foreign exchange differences arising from this translation are recognised in the income statement. Non-monetary assets and liabilities measured at cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities measured at fair value in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the date the fair value was determined.

Foreign operations
The results and financial position of the Group's operations whose functional currency is not Singapore dollars are translated into Singapore dollars in the following manner:

i. Assets and liabilities are translated at the exchange rate ruling at the balance sheet date;
ii. Income and expenses in the income statement are translated at an average exchange rate approximating the exchange rates at the dates of the transactions; and
iii. All resulting exchange differences are taken to the capital reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of the foreign operation and translated at the closing rate. For acquisitions prior to 1 January 2005, the foreign exchange rates at the dates of acquisition were used.

Consolidation adjustments
On consolidation, foreign exchange differences arising from the translation of net investments in foreign entities, as well as any borrowings and instruments designated as foreign currency hedges of such investments, are taken to the capital reserves. When a foreign operation is disposed of, such currency translation differences are recognised in the income statement as part of the gain or loss on disposal.

2.4 Segment reporting
The Group's financial businesses are organised into the Consumer Banking and Wholesale Banking Business Groups and Central Operations. Wholesale Banking Business Group is segregated into Enterprise Banking, Corporate and Investment Banking, Global Financial Markets and Central Treasury Unit. In total, the Group reports six business segments.

A ***business segment*** provides products or services whose risks and returns are different from those of other business segments. A ***geographical segment*** provides products or services within a particular economic environment whose risks and returns are different from those of other economic environments. Business segments are the primary reporting segments.

2.5 Revenue recognition
Net interest income
Net interest income, being interest income less interest expense, is recognised on a time-proportionate basis using the effective interest method. The effective interest rate is the rate that discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to its carrying amount. The calculation includes significant fees and transaction costs that are integral to the effective interest rate, as well as premiums or discounts. No interest expense is accrued on the Group's structured investment deposits which are carried at fair value through profit or loss.

When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cashflow discounted at the original effective interest rate of the instrument. Interest earned on the recoverable amount is recognised as interest income in the income statement.

Fee and commission income
The Group earns fee and commission income from a diverse range of products and services provided to its customers. Fee and commission income is recognised on the completion of a transaction. For a service that is provided over a period of time, fee and commission income is recognised over the period which the related service is provided or credit risk is undertaken.

Dividend income
Dividend income is recognised when the right to receive payment is established.

Rental income
Rental income from operating leases on properties is recognised on a straight-line basis over the lease term.

2.6 Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, non-restricted balances with central banks, and trading government securities and treasury bills which are readily convertible into cash.

2.7 Financial assets
Financial assets are classified according to the purpose for which the assets were acquired. Management determines the classification at initial recognition and re-evaluates the designation at every reporting date, with the exception of the reclassification in and out of the financial assets at fair value through profit or loss category.

The classification of financial assets is as follows:

(a) **Financial assets at fair value through profit or loss** are either acquired for the purpose of short-term selling (held for trading) or designated by management on initial recognition (designated under the fair value option).

Derivatives are classified as held for trading unless they are designated as hedging instruments. The specific Group accounting policy on derivatives is detailed in Note 2.15.

Financial assets designated under the fair value option meet at least one of the following criteria upon designation:
i. it eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial assets, or recognising gains or losses on them, using different bases; or
ii. the financial asset contains an embedded derivative that would need to be separately recorded.

(b) **Loans and receivables** are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c) **Available-for-sale financial assets** are non-derivatives that are either designated in this category or not classified in any other categories.

Recognition and derecognition
Purchases and sales of investments are recognised on the date that the Group commits to purchase or sell the asset. Investments are de-recognised when the Group has transferred substantively all risks and rewards of ownership.

Initial measurement
Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss,

for which transaction costs are expensed off immediately. The fair value of a financial asset on initial recognition is usually the transaction price.

Subsequent measurement
Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Unquoted equity investments classified as available-for-sale for which fair values cannot be reliably determined are carried at cost, less impairment.

Realised or unrealised gains or losses of financial assets held for trading and financial assets designated under the fair value option are taken to "Net trading income" and "Net income from financial instruments designated at fair value" respectively in the income statement in the period they arise. Unrealised gains or losses arising from changes in fair value of investments classified as available-for-sale are recognised in the available-for-sale revaluation reserves. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments in the available-for-sale revaluation reserves are taken to the income statement.

Determination of fair value
The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models refined to reflect the issuer's specific circumstances.

2.8 Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Financial assets carried at amortised cost
The Group carries out regular and systematic reviews of all credit facilities extended to customers.

Specific allowances for credit losses
A specific allowance for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due under a claim according to the original contractual terms or the equivalent value. A "claim" means a loan, debt security or a commitment such as a letter of guarantee and letter of credit.

A specific allowance for credit losses is reported as a reduction in the carrying value of a claim on the balance sheet. For an off-balance sheet item such as a commitment, a specific allowance for credit loss is reported as an increase in other liabilities. Specific allowances for credit losses are evaluated either as being counterparty-specific or collective according to the following principles:

Counterparty-specific: Individual credit exposures are evaluated using the discounted cash flow method and an allowance is made when existing facts, conditions or valuations indicate that the Group is not likely to collect part or all of the principal and interest due contractually on the claim. An allowance is reversed only when there has been an identifiable event that led to an improvement in the collectibility of the claim.

Collective: Homogenous consumer loans such as housing loans and credit card receivables, are pooled according to their risk characteristics, and assessed and provided for collectively as a group, taking into account the historical loss experience of such loans.

General allowances for credit losses
Apart from specific allowances, the Group also carries general allowances for credit losses. The Group maintains a level of allowances that is deemed sufficient to absorb all credit losses inherent in its loan portfolio (including off-balance sheet credit exposures). In determining the level of general allowances, the Group considers country and portfolio risks, as well as industry practices. The Group maintains general allowances of at least 1% of credit exposures on and off the balance sheet net of collaterals and after deducting specific allowances that have been made.

Available-for-sale financial assets
When there is objective evidence of an impairment of an available-for-sale financial asset, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from the revaluation reserve within equity and recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement, until the equity investments are disposed of. A subsequent recovery in the value of an available-for-sale debt instrument whose value is impaired is reversed through the income statement if there has been an identifiable event that led to the recovery.

2.9 Repurchase agreements
Repurchase agreements ("Repos") are treated as collateralised borrowing. The amount borrowed is reflected as a liability either as "Due to non-bank customers", "Due to banks" or "Financial liabilities at fair value through profit or loss". The securities sold under repos are treated as pledged assets and remain on the balance sheet at amortised cost or fair value depending on their classification.

Reverse repurchase agreements ("Reverse repos") are treated as collateralised lending. The amount lent is reflected as an asset either as "Loans and advances to customers", "Due from banks" or "Financial assets at fair value through profit or loss".

Amounts paid and received on the repos and reverse repos are amortised as interest expense and interest income respectively on an effective interest basis.

2.10 Goodwill on consolidation
Goodwill in a business combination represents the excess of acquisition cost over the fair values of the identifiable assets acquired, liabilities and contingent liabilities assumed at the date of exchange. Goodwill is stated at cost less impairment losses and it is tested at least annually for impairment.

Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. a discount on acquisition) is recognised directly in the income statement in the period of acquisition.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units ("CGU") expected to benefit from the combination's synergies for the purpose of impairment testing.

2.11 Properties and other fixed assets
Properties and other fixed assets are stated at cost less accumulated depreciation and impairment losses. The cost of an item of properties and other fixed assets includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

The basis of depreciation is as follows:

Properties
Leasehold land, where the balance of the leasehold period is 100 years or less, is depreciated over the remaining period of the lease. Leasehold land where the unexpired lease period is more than 100 years is not depreciated.

Buildings are depreciated on a straight-line basis over their useful lives estimated at 50 years or over the remaining lease period, whichever is shorter.

Other fixed assets
Depreciation is calculated using the straight-line method to write down the cost of other fixed assets to their residual values over their estimated useful life as follows:

Computer software	3 – 5 years
Office equipment	5 – 8 years
Furniture and fittings	5 – 8 years

Subsequent expenditure relating to properties and other fixed assets that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefit associated with the item can be measured reliably. Other subsequent expenditure is recognised as hire and maintenance expense in the income statement during the financial year in which it is incurred.

On disposal of an item of properties and other fixed assets, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.12 Impairment of non-financial assets
Goodwill
An impairment loss is recognised when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of a CGU is the higher of the CGU's fair value less cost to sell and their value-in-use.

An impairment loss on goodwill recognised in the income statement cannot be reversed in subsequent periods.

Properties and other fixed assets, and investment in subsidiaries, associates and joint ventures
Properties and other fixed assets, and investment in subsidiaries, associates and joint ventures are reviewed for impairment at each balance sheet date to determine if events or changes in circumstances indicate that the carrying value may not be recoverable. If such an indication exists, the carrying value of the asset is written down to its recoverable amount (being the higher of the fair value less cost to sell and the value-in-use).
The impairment loss is charged to the income statement.

2.13 Financial liabilities
The Group classifies its financial liabilities in the following categories: (a) financial liabilities at fair value through profit or loss; and (b) financial liabilities at amortised cost.

Financial liabilities are classified as financial liabilities at fair value through profit or loss if they are incurred for the purpose of short-term repurchasing (held for trading) or designated by management on initial recognition (designated under the fair value option).

Derivatives are classified as held for trading unless they are designated as hedging instruments. The specific Group accounting policy on derivatives is detailed in Note 2.15.

Financial liabilities designated under the fair value option meet at least one of the following criteria upon designation:
i. it eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial liabilities, or recognising gains or losses on them, using different bases; or

ii. the financial liability contains an embedded derivative that would need to be separately recorded.

Financial liabilities are initially recognised at fair value, net of transaction costs incurred. Financial liabilities classified at fair value through profit or loss are subsequently carried at fair value. Realised or unrealised gains or losses of financial liabilities held for trading and financial liabilities designated under the fair value option are taken to "Net trading income" and "Net income from financial instruments designated at fair value" respectively in the income statement in the period they arise. All other financial liabilities are subsequently carried at amortised cost using the effective interest method.

The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

A financial liability is removed or derecognised from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

2.14 Provisions and other liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

2.15 Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value at the date on which a derivative contract is entered into and are subsequently remeasured at fair value. All derivatives are classified as assets when the fair value is positive ("Positive replacement values") and as liabilities when the fair value is negative ("Negative replacement values").

Changes in the fair value of derivatives other than those designated as cash flow hedges or net investments in foreign operations hedges are included in "Net trading income".

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in "Net trading income".

For financial instruments designated as hedging instruments, each entity within the Group documents at the inception the relationship between the hedging instrument and hedged item, including the risk management objective for undertaking various hedge transactions and methods used to assess the effectiveness of the hedge. Each entity within the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivative is highly effective in offsetting changes in the fair value or cash flows of the hedged item.

Fair value hedge

For a qualifying fair value hedge, the changes in the fair value of the derivative are recorded in the income statement, together with any changes in the fair value of the hedged item attributable to the hedged risk. Gain or loss arising from hedge ineffectiveness is recognised in the income statement under "Net trading income".

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used, is amortised to the income statement over the remaining period to maturity of the hedged item.

Cash flow hedge

The effective portion of changes in the fair value of a derivative designated and qualified as a hedge of future cash flows is recognised directly in the cash flow hedge reserve, and taken to the income statement in the periods when the hedged item affects profit or loss. The ineffective portion of the gain or loss is recognised immediately in the income statement under "Net trading income".

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the cash flow hedge reserve remains until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss in the cash flow hedge reserve is recognised immediately in the income statement.

Hedge of net investment in a foreign operation

Hedges of net investments in the Group's foreign operations are accounted for in a manner similar to cash flow hedges. The gain or loss from the derivative relating to the effective portion of the hedge is recognised in the cash flow hedge reserve. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement. On disposal of the foreign operations, the cumulative gain or loss in the cash flow hedge reserve is taken to the income statement under "Net trading income".

2.16 Employee benefits

Employee benefits, which include base pay, cash bonuses, share-based compensation, contribution to defined contribution plans such as the Central Provident Fund and other staff-related allowances, are recognised in the income statement when incurred. For defined contribution plans, contributions are made to publicly or privately administered funds on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations.

Employee entitlement to annual leave is recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

2.17 Share-based compensation
Employee benefits also include share-based compensation, namely, the DBSH Share Ownership Scheme, the DBSH Share Option Plan, the DBSH Performance Share Plan and the DBSH Employee Share Plan. The details of the Scheme and Plans are described in Note 43.

Equity instruments granted and ultimately vested under the Plans are recognised in the income statement based on the fair value of the equity instrument at the date of grant. The expense is amortised over the vesting period of each award, with a corresponding adjustment to the Share option/plan reserves. Monthly contributions to the Scheme are expensed off when incurred.

For the DBSH Performance Share Plan and the DBSH Employee Share Plan, a trust has been set up for each share plan. The employee trust funds are consolidated and the DBSH shares held by the trust funds are accounted for as "Treasury shares", which are included as a deduction within equity.

2.18 Deferred tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill that is not deductible for tax purposes and for the initial recognition of assets or liabilities that neither affects accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

2.19 Financial guarantees
A financial guarantee is initially recognised at its fair value. Subsequently, the amount initially recognised is amortised to the income statement over the period of the financial guarantee. Examples include letter of credit, shipping guarantee, airway guarantee, letter of guarantee etc.

The exposure to potential losses associated with a financial guarantee is monitored periodically. When there is objective evidence indicating probability of losses occurring, a provision is recognised for the financial guarantee.

2.20 Dividend payment
Interim dividends are recorded during the financial year in which they are declared payable. Final dividends are recorded during the financial year in which the dividends are approved by the shareholders at the Annual General Meeting.

2.21 Offsetting financial instruments
Certain financial assets and liabilities offset each other and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.22 Operating leases
Operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment that has to be made to the lessor is recognised as an expense in the period the termination takes place.

2.23 Fiduciary activities
Assets and income belonging to a customer for whom the Group acts in a fiduciary capacity as nominee, trustee or agent, are excluded from the financial statements.

2.24 Comparatives
Where applicable, comparative figures have been reclassed in order to adopt the current year's presentation.

3 NEW FRS ISSUED BUT NOT YET EFFECTIVE
The Group has not applied the following FRS and INT FRS that have been issued but not yet effective.

FRS 40: Investment Property
FRS 40 becomes effective for financial years beginning on or after 1 January 2007. There is no expected material impact on the Group's financial statements arising from the Standard. The Group's current policy is to carry its investment properties at historical cost less accumulated depreciation and impairment losses.

FRS 107: Financial Instruments: Disclosures
FRS 107 becomes effective for financial years beginning on or after 1 January 2007 and it introduces new disclosure requirements regarding financial instruments. It requires the disclosure of qualitative and quantitative information about

exposure to risks arising from financial instruments, including minimum disclosures about credit risk, liquidity risk and market risk. It replaces the disclosure requirements currently in FRS 32: Financial Instruments: Disclosure and Presentation.

The adoption of FRS 107 will create additional disclosure requirements for the Group's financial statements.

Amendment to FRS 1: Presentation of Financial Statements – Capital Disclosures
The amendment to FRS 1 becomes effective for financial years beginning on or after 1 January 2007. It introduces disclosures about the level of an entity's capital and how the capital is managed.

The amendment to FRS 1 will create additional disclosure requirements for the Group's financial statements.

INT FRS 108: Scope of FRS 102 – Share-based Payment
INT FRS 108 becomes effective for financial years beginning on or after 1 May 2006. It clarifies the scope of FRS 102 to include transactions in which the entity cannot identify specifically some or all of the goods and services received.

There is no expected material impact on the Group's financial statements arising from this new INT FRS.

INT FRS 109: Reassessment of Embedded Derivatives
INT FRS 109 becomes effective for financial years beginning on or after 1 June 2006. It establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

There is no expected material impact on the Group's financial statements arising from this new INT FRS.

INT FRS 110: Interim Financial Reporting and Impairment
INT FRS 110 becomes effective for financial years beginning on or after 27 October 2006. It prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date.

There is no expected material impact on the Group's financial statements arising from this new INT FRS.

4 CRITICAL ACCOUNTING ESTIMATES

The Group's accounting policies and use of estimates are integral to the reported results. Certain accounting estimates require exercise of management's judgement in determining the appropriate methodology for valuation of assets and liabilities. In addition, procedures are in place to ensure that methodologies are reviewed and revised as appropriate. The Group believes its estimates for determining the valuation of its assets and liabilities are appropriate.

The following is a brief description of the Group's critical accounting estimates involving management's valuation judgement.

4.1 Impairment allowances on claims

It is the Group's policy to establish, through charges against profit, specific and general allowances in respect of estimated and inherent credit losses in its portfolio.

In determining specific allowances, management considers objective evidence of impairment. When a loan is impaired, a specific allowance is assessed by using the discounted cash flow method, measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The amount of specific allowance also takes into account the collateral value, which may be discounted to reflect the impact of a forced sale or timely liquidation.

In determining *general allowance*, the Group has applied the transitional arrangements under Notice to Banks No. 612, "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. These arrangements will be in place until the Group believes that the incurred loss concept under FRS 39 can be robustly determined.

4.2 Fair value of financial instruments

Fair value is defined as the value at which positions can be closed or sold in a transaction with a willing and knowledgeable counterparty over a time period that is consistent with the Group's trading or investment strategy. The majority of the Group's financial instruments reported at fair value are based on quoted and observable market prices or on internally developed models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Management exercises judgement in determining the risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors used in the valuation process. Judgement may also be applied in estimating prices for less readily observable external parameters. Other factors such as model assumptions, market dislocations and unexpected correlations can also materially affect these estimates and the resulting fair value estimates.

4.3 Impairment review of goodwill on consolidation

The Group performs an impairment review to ensure that the carrying value of the goodwill does not exceed its recoverable amount from the CGU to which the goodwill is allocated. The recoverable amount represents the present value of the estimated future cash flows expected to arise from continuing operations.

Therefore, in arriving at the recoverable amount, management exercises judgement in estimating the future cash flows, growth rate and discount rate.

4.4 Income taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on reasonable estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5 NET INTEREST INCOME

In $ millions	The Group 2006	The Group 2005
Cash and balances with central banks and Due from banks	**1,001**	656
Loans and advances to customers	**4,559**	3,152
Debt securities	**2,249**	1,734
Total interest income	**7,809**	5,542
Due to banks	**538**	415
Due to non-bank customers	**2,746**	1,494
Others	**934**	690
Total interest expense	**4,218**	2,599
Net interest income	**3,591**	2,943

In $ millions	The Group 2006	The Group 2005
Interest income for financial assets at fair value through profit or loss	**1,005**	732
Interest income for financial assets not at fair value through profit or loss	**6,804**	4,810
Interest expense for financial liabilities at fair value through profit or loss	**(492)**	(206)
Interest expense for financial liabilities not at fair value through profit or loss	**(3,726)**	(2,393)
Total	**3,591**	2,943

6 NET FEE AND COMMISSION INCOME

In $ millions	The Group 2006	The Group 2005
Fee and commission income	**1,400**	1,177
Fee and commission expense	**245**	191
Net fee and commission income	**1,155**	986
Comprising:		
Trade and remittances	**190**	172
Wealth management	**170**	129
Loan-related	**166**	157
Investment banking	**150**	134
Stock broking	**141**	106
Credit card	**115**	90
Deposit-related	**79**	77
Fund management	**62**	53
Guarantees	**30**	28
Others	**52**	40
Net fee and commission income	**1,155**	986

7 NET TRADING INCOME

In $ millions	The Group 2006	The Group 2005
From trading businesses		
– Foreign exchange	**379**	94
– Interest rates, credit and equities	**153**	206
Other businesses	**(10)**	20
Total	**522**	320

8 NET INCOME FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE

In $ millions	The Group 2006	The Group 2005
Financial assets designated at fair value	**(2)**	4
Financial liabilities designated at fair value	**(190)**	(117)
Total	**(192)**	(113)

Gains or losses from changes in fair value of financial liabilities designated at fair value, not attributable to changes in market conditions, are not material. Refer to Note 32.

9 NET INCOME FROM FINANCIAL INVESTMENTS

In $ millions	The Group 2006	2005
Debt securities	**38**	10
Equity securities[a]	**133**	92
Total	**171**	102
Comprising gains transferred from:		
Available-for-sale revaluation reserves	**101**	88

(a) 2006 included $16 million profits on sale of unquoted equity securities which were stated at cost. Their carrying amounts were $1 million at the time of sale

10 OTHER INCOME

In $ millions	The Group 2006	2005
Dividend income	**58**	49
Rental income	**14**	30
Net gain on properties and other fixed assets[a]	**104**	314
Others	**15**	10
Total	**191**	403

(a) Included in 2006 were one-time gains of $50 million and $54 million from the sale of DBS Tampines Centre and Hong Kong Queen's Road Office respectively. Included in 2005 was a one-time gain of $303 million from the sale of office buildings in Singapore, DBS Tower One and Tower Two. Refer to Note 28

11 EMPLOYEE BENEFITS

In $ millions	The Group 2006	2005
Salary and bonus	**1,067**	883
Contributions to defined contribution plans	**55**	57
Share-based expenses	**28**	40
Others	**94**	72
Total	**1,244**	1,052

12 OTHER EXPENSES

In $ millions	The Group 2006	2005
Computerisation expenses	**349**	261
Occupancy expenses	**161**	134
Revenue-related expenses	**105**	99
Others	**380**	332
Total	**995**	826

Included in the above table were:

In $ millions	The Group 2006	2005
Hire and maintenance of fixed assets, including building-related expenses	**98**	95
Audit fees payable to Ernst & Young Singapore	**3**	3
Audit fees payable to Ernst & Young firms outside Singapore	**2**	2
Non audit fees payable to Ernst & Young Singapore	**1**	#
Non audit fees payable to Ernst & Young firms outside Singapore	**#**	#

 # Amount under $500,000

13 ALLOWANCES FOR CREDIT AND OTHER LOSSES

In $ millions	The Group 2006	2005
Loans and advances to customers (Note 20)	**228**	237
Financial investments (Note 22)	**(32)**	3
Properties and other fixed assets (Note 28)	**(71)**	(46)
Off-balance sheet credit exposures (Note 33)	**31**	(31)
Others (bank loans and sundry debtors)	**(21)**	40
Total	**135**	203

14 INCOME TAX EXPENSE

Income tax expense in respect of profit for the financial year is analysed as follows:

In $ millions	The Group 2006	2005
Current tax expense		
– Current year	**459**	366
– Prior years' provision	**50**	–
Deferred tax expense		
– Reversal/(Origination) of temporary differences	**61**	(13)
– Prior years' provision	**5**	–
Total	**575**	353

The deferred charge/(credit) in the income statement comprises the following temporary differences:

In $ millions	The Group 2006	2005
Accelerated tax depreciation	**(6)**	–
Allowances for loan losses	**75**	(7)
Other temporary differences	**(3)**	(6)
Deferred tax expense charged/ (credited) to income statement	**66**	(13)

The tax on the Group's profit (before share of profits of associates) differs from the theoretical amount that would arise using the Singapore basic tax rate as follows:

In $ millions	The Group 2006	2005
Profit	**2,934**	1,284
Prima facie tax calculated at a tax rate of 20% (2005 : 20%)	**587**	257
Effect of different tax rates in other countries	**(1)**	(11)
Income not subject to tax	**(14)**	(63)
Income taxed at concessionary rate	**(68)**	(89)
Non-tax deductible provisions	**(14)**	5
Reversal of temporary differences	**61**	–
Goodwill charges	–	226
Others	**24**	28
Income tax expense charged to income statement	**575**	353

Refer to Note 29 for further information on deferred tax assets/ liabilities.

15 EARNINGS PER ORDINARY SHARE

In $ millions		The Group 2006	2005
Weighted average number of ordinary shares in issue	(a)	**1,504**	1,490
Dilutive effect of share options		**4**	2
Full conversion of non-voting redeemable CPS		**66**	66
Weighted average number of ordinary shares in issue (diluted)	(aa)	**1,574**	1,558

In $ millions		The Group 2006	2005
Net profit attributable to shareholders ("Net Profit")	(b)	**2,269**	824
Net profit (less preference dividends)	(c)	**2,253**	808
Net profit (exclude goodwill charges)	(d)	**2,269**	1,952
Net profit (exclude goodwill charges and less preference dividends)	(e)	**2,253**	1,936
Earnings per ordinary share ($)			
Basic	(c)/(a)	**1.50**	0.54
Basic (exclude goodwill charges)	(d)/(a)	**1.50**	1.30
Diluted	(b)/(aa)	**1.45**	0.53
Diluted (exclude goodwill charges)	(e)/(aa)	**1.45**	1.25

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of a full conversion of non-voting convertible preference shares ("CPS") and non-voting redeemable CPS. In addition, the calculation takes into account the exercise of all outstanding share options granted to employees when such shares would be issued at a price lower than the average share price during the financial year.

16 MEASUREMENT BASIS OF FINANCIAL INSTRUMENTS

	The Group 2006						
In $ millions	Held for trading	Designated at fair value through profit or loss	Loans and receivables/ amortised cost	Available-for-sale	Fair value hedging instruments	Cash flow hedging instruments	Total
Assets							
Cash and balances with central banks	–	–	11,846	–	–	–	11,846
Singapore Government securities and treasury bills	3,319	–	–	9,524	–	–	12,843
Due from banks	–	–	25,202	71	–	–	25,273
Financial assets at fair value through profit or loss	14,300	2,196	–	–	–	–	16,496
Positive replacement values	8,080	–	–	–	135	–	8,215
Loans and advances to customers	–	–	85,149	–	–	–	85,149
Financial investments	–	–	1,930	20,331	–	–	22,261
Securities pledged	1,483	–	–	1,383	–	–	2,866
Other assets	–	–	4,479	–	–	–	4,479
Total financial assets	27,182	2,196	128,606	31,309	135	–	189,428
Other asset items outside the scope of FRS 39							7,944
Total assets							197,372
Liabilities							
Due to banks	–	–	7,863	–	–	–	7,863
Due to non-bank customers	–	–	122,092	–	–	–	122,092
Financial liabilities at fair value through profit or loss	13,895	5,813	–	–	–	–	19,708
Negative replacement values	7,789	–	–	–	84	–	7,873
Bills payable	–	–	511	–	–	–	511
Other liabilities	–	–	6,677	–	–	–	6,677
Other debt securities in issue	–	–	3,950	–	–	–	3,950
Subordinated term debts	–	–	6,749	–	–	–	6,749
Total financial liabilities	21,684	5,813	147,842	–	84	–	175,423
Other liability items outside the scope of FRS 39							903
Total liabilities							176,326

In $ millions	The Group 2005 Held for trading	Designated at fair value through profit or loss	Loans and receivables/ amortised cost	Available-for-sale	Fair value hedging instruments	Cash flow hedging instruments	Total
Assets							
Cash and balances with central banks	–	–	4,986	–	–	–	4,986
Singapore Government securities and treasury bills	4,223	35	–	5,588	–	–	9,846
Due from banks[(a)]	–	–	22,015	114	–	–	22,129
Financial assets at fair value through profit or loss[(a)]	16,475	2,027	–	–	–	–	18,502
Positive replacement values	8,492	–	–	–	272	28	8,792
Loans and advances to customers[(a)]	–	–	77,636	–	–	–	77,636
Financial investments	–	–	1,864	21,238	–	–	23,102
Securities pledged	1,397	–	–	983	–	–	2,380
Other assets	–	–	4,730	–	–	–	4,730
Total financial assets	30,587	2,062	111,231	27,923	272	28	172,103
Other asset items outside the scope of FRS 39							8,101
Total assets							180,204
Liabilities							
Due to banks[(a)]	–	–	8,950	–	–	–	8,950
Due to non-bank customers[(a)]	–	–	106,431	–	–	–	106,431
Financial liabilities at fair value through profit or loss[(a)]	16,746	6,077	–	–	–	–	22,823
Negative replacement values	8,372	–	–	–	165	–	8,537
Bills payable	–	–	378	–	–	–	378
Other liabilities[(a)]	–	–	5,475	–	–	–	5,475
Other debt securities in issue[(a)]	–	–	2,440	–	–	–	2,440
Subordinated term debts	–	–	5,365	–	–	–	5,365
Total financial liabilities	25,118	6,077	129,039	–	165	–	160,399
Other liability items outside the scope of FRS 39							615
Total liabilities							161,014

(a) *Assets and Liabilities in the 2005 Balance Sheet have been re-grouped by investment intention to enhance readability and to provide more relevant and useful information to investors. This presentation does not have any impact on the income statement and retained earnings of the Group*

17 CASH AND BALANCES WITH CENTRAL BANKS

In $ millions	The Group 2006	2005
Cash on hand	**988**	802
Balances with central banks		
– Restricted balances	**2,556**	2,461
– Non-restricted balances	**8,302**	1,723
Total	**11,846**	4,986

18 SINGAPORE GOVERNMENT SECURITIES AND TREASURY BILLS

In $ millions	The Group 2006	2005
Fair value through profit or loss		
– Trading	**3,319**	4,223
– Fair value designated	–	35
Available-for-sale	**9,524**	5,588
Total	**12,843**	9,846
Market value	**12,843**	9,846

19 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

In $ millions	The Group 2006	2005
Trading		
Other government securities and treasury bills	**2,509**	2,625
Corporate debt securities	**8,606**	9,725
Equity securities	**790**	719
Loans and advances to customers	**1,153**	1,719
Other financial assets (due to banks)	**1,242**	1,687
Sub-total	**14,300**	16,475
Fair value designated		
Corporate debt securities	**1,868**	1,920
Loans and advances to customers	**328**	107
Sub-total	**2,196**	2,027
Total	**16,496**	18,502
Analysed by industry		
Manufacturing	**918**	786
Building and construction	**129**	180
General commerce	**111**	223
Transportation, storage and communications	**641**	982
Financial institutions, investment and holding companies	**8,849**	11,139
Government	**2,509**	2,625
Others	**3,339**	2,567
Total	**16,496**	18,502
Fair value designated loans & advances and related credit derivatives/enhancements		
Maximum credit exposure	**343**	119
Credit derivatives/enhancements – protection bought	**(343)**	(119)
Cumulative change in fair value arising from changes in credit risk	**318**	104
Cumulative change in fair value of related credit derivatives/enhancements	**(318)**	(104)

Changes in fair value arising from changes in credit risks are determined as the amount of change in their fair value that is not attributable to changes in market conditions that give rise to market risk. Changes in market conditions that give rise to market risk include changes in a benchmark interest rate, foreign exchange rate or index of prices or rates.

The movement in changes in fair value attributable to credit risk is as follows:

Fair value designated loans and advances

In $ millions	2006	2005
Balance at 1 January	**104**	148
New deals	**238**	56
Amount recognised in income statement	**1**	(20)
Matured deals	**(25)**	(80)
Balance at 31 December	**318**	104

Credit derivatives/enhancements

In $ millions	2006	2005
Balance at 1 January	**(104)**	(148)
New deals	**(238)**	(56)
Amount recognised in income statement	**(1)**	20
Matured deals	**25**	80
Balance at 31 December	**(318)**	(104)

20 LOANS AND ADVANCES TO CUSTOMERS

In $ millions	The Group 2006	2005
Gross	**86,599**	79,123
Less: Specific allowances	**564**	636
General allowances	**886**	851
Net total	**85,149**	77,636
Comprising:		
Bills receivable	**2,926**	2,606
Loans	**82,223**	75,030
Net total	**85,149**	77,636
Analysed by industry		
Manufacturing	**10,854**	8,523
Building and construction	**10,883**	8,956
Housing loans	**25,043**	25,005
General commerce	**8,930**	8,639
Transportation, storage and communications	**7,709**	6,878
Financial institutions, investment and holding companies	**8,521**	8,001
Professionals and private individuals (except housing loans)	**7,948**	7,183
Others	**6,711**	5,938
Gross total	**86,599**	79,123

In $ millions	The Group 2006	2005
Analysed by products		
Long-term loans	**36,188**	28,693
Short-term facilities	**19,117**	19,254
Overdrafts	**3,262**	3,482
Housing loans	**25,043**	25,005
Trade financing	**2,989**	2,689
Gross total	**86,599**	79,123
Analysed by currency and fixed/variable rates		
***Fixed rate*[a]**		
Singapore dollar	**7,941**	7,171
Hong Kong dollar	**633**	409
US dollar	**229**	208
Others	**820**	428
Sub-total	**9,623**	8,216
***Variable rate*[b]**		
Singapore dollar	**27,671**	26,322
Hong Kong dollar	**24,309**	24,312
US dollar	**15,068**	14,912
Others	**9,928**	5,361
Sub-total	**76,976**	70,907
Gross total	**86,599**	79,123

(a) Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans

(b) Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates

Movements in specific and general allowances during the year were as follows:

In $ millions	The Group 2006	2005
Specific allowances		
Balance at 1 January	**636**	557
Charge to income statement	**159**	196
Write-off during the year	**(216)**	(112)
Exchange and other movements	**(15)**	(5)
Balance at 31 December	**564**	636
General allowances		
Balance at 1 January	**851**	805
Charge to income statement	**69**	41
Exchange and other movements	**(34)**	5
Balance at 31 December	**886**	851

21 NON-PERFORMING ASSETS

The Group classifies its credit facilities in accordance with MAS Notice to Banks No. 612, "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS"). These guidelines require the Group to categorise its credit portfolios according to its assessment of a borrower's ability to repay a loan from his normal sources of income. There are five categories of loans as follows:

Performing
- Pass grades indicate that the timely repayment of the outstanding credit facilities is not in doubt.
- Special mention grades indicate that the credit facilities exhibit potential weaknesses that, if not corrected in a timely manner, may adversely affect future repayments and warrant close attention by the bank.

Classified or non-performing loans
- Substandard grades indicate that the credit facilities exhibit definable weaknesses either in respect of business, cash flow or financial position of the borrower that may jeopardise repayment on existing terms.
- Doubtful grades indicate that the credit facilities exhibit severe weaknesses such that the prospect of full recovery of the outstanding credit facilities is questionable and the prospect of a loss is high, but the exact amount remains undeterminable.
- Loss grades indicate the amount of loan recovery is assessed to be insignificant.

The Group may also apply a split classification to any credit facility where appropriate. For instance, when a non-performing loan is partially secured, the portion covered by the amount realisable from a collateral may be classified as substandard while the unsecured portion of the loan will be classified as doubtful or loss, as appropriate.

Non-performing assets ("NPAs") by loan grading

In $ millions	The Group NPAs	Specific allowances
2006		
Substandard	**939**	**82**
Doubtful	**243**	**216**
Loss	**351**	**351**
Total	**1,533**	**649**
2005		
Substandard	1,220	156
Doubtful	276	244
Loss	369	369
Total	1,865	769

Non-performing assets by industry

In $ millions	The Group NPAs	The Group Specific allowances
2006		
Customer loans		
Manufacturing	**314**	**170**
Building and construction	**107**	**50**
Housing loans	**224**	**56**
General commerce	**336**	**146**
Transportation, storage and communications	**25**	**12**
Financial institutions, investment and holding companies	**173**	**47**
Professional and private individuals (except housing loans)	**142**	**65**
Others	**139**	**79**
Sub-total[(a)]	**1,460**	**625**
Debt securities	**36**	**15**
Contingent items	**37**	**9**
Total	**1,533**	**649**

In $ millions	The Group NPAs	The Group Specific allowances
2005		
Customer loans		
Manufacturing	434	225
Building and construction	103	37
Housing loans	256	66
General commerce	367	150
Transportation, storage and communications	30	13
Financial institutions, investment and holding companies	164	47
Professional and private individuals (except housing loans)	204	84
Others	133	71
Sub-total[(a)]	1,691	693
Debt securities	130	57
Contingent items	44	19
Total	1,865	769

(a) NPAs and specific allowances for customer loans each included $53 million (2005: $57 million) in interest receivables

Non-performing assets by region

In $ millions	The Group NPAs	The Group Specific allowances
2006		
Singapore	**840**	**366**
Hong Kong	**363**	**151**
Rest of Greater China	**68**	**20**
South and Southeast Asia	**156**	**77**
Rest of the World	**106**	**35**
Total	**1,533**	**649**
2005		
Singapore	999	441
Hong Kong	402	140
Rest of Greater China	91	36
South and Southeast Asia	181	85
Rest of the World	192	67
Total	1,865	769

Non-performing assets by overdue period

In $ millions	The Group 2006	The Group 2005
Not overdue	**413**	697
< 90 days overdue	**332**	353
91–180 days overdue	**128**	157
> 180 days overdue	**660**	658
Total	**1,533**	1,865

Restructured non-performing assets

Loans are classified as restructured loans when the Group grants concessions to a borrower because of deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule. A restructured credit facility is classified into the appropriate non-performing grade depending on the assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. Such loans are not returned to the performing status until there are reasonable grounds to conclude that the borrower will be able to service all future principal and interest payments on the credit facility in accordance with the restructured terms.

In $ millions	The Group NPAs	Specific allowances
2006		
Substandard	**218**	**29**
Doubtful	**66**	**48**
Loss	**42**	**42**
Total	**326**	**119**
2005		
Substandard	429	85
Doubtful	26	27
Loss	41	41
Total	496	153

22 FINANCIAL INVESTMENTS

In $ millions	The Group 2006	2005
Available-for-sale		
Quoted other government securities and treasury bills	**2,858**	4,133
Quoted corporate debt securities	**15,343**	15,643
Quoted equity securities	**1,996**	1,262
Unquoted equity securities	**298**	358
Less: Impairment allowances[(a)]	**164**	158
Available-for-sale financial investments	**20,331**	21,238
Loans and receivables		
Corporate debt securities	**1,957**	1,928
Less: Impairment allowances	**27**	64
Loans and receivables financial investments	**1,930**	1,864
Total	**22,261**	23,102
Market value of quoted securities	**22,137**	22,927

(a) *Comprised impairment allowances on unquoted equities and general allowances for credit related exposures*

Analysed by industry		
Manufacturing	**545**	932
Building and construction	**1,019**	1,070
General commerce	**121**	255
Transport, storage and communications	**830**	1,184
Financial institutions, investment and holding companies	**13,521**	12,938
Government	**2,858**	4,133
Others	**3,367**	2,590
Total carrying value	**22,261**	23,102

Movements in impairment allowances during the year were as follows:

In $ millions	The Group 2006	2005
Balance at 1 January	**222**	341
On adoption of FRS 39 at 1 January 2005	**-**	(110)
(Write-back)/charge to income statement	**(32)**	3
Write-off during the year	**(10)**	(10)
Exchange and other movements	**11**	(2)
Balance at 31 December	**191**	222

23 SECURITIES PLEDGED

In $ millions	The Group 2006	2005
Securities pledged		
Singapore Government securities and treasury bills	**317**	20
Other government securities and treasury bills	**2,549**	2,360
Total securities pledged[(a)]	**2,866**	2,380
Related liabilities	**2,451**	2,178

(a) *Included financial assets at fair value through profit or loss of $1,483 million (2005: $1,397 million)*

24 SUBSIDIARIES

In $ millions	The Company 2006	2005
Unquoted equity shares, at cost	**6,726**	6,731
Due from subsidiaries	**201**	59
Total	**6,927**	6,790

Refer to Note 50 for details of significant subsidiaries.

25 JOINT VENTURES

The Group's share of income and expenses, and assets and liabilities of joint ventures at 31 December were as follows:

In $ millions	The Group 2006	2005
Income statement		
Share of income	**43**	29
Share of expenses	**(37)**	(22)
Balance sheet		
Share of total assets	**540**	142
Share of total liabilities	**463**	108

Refer to Note 50 for details of significant joint ventures.

On 4 January 2006, DBS Bank purchased 17.5% shareholdings of Cholamandalam DBS Finance Limited (formerly known as Cholamandalam Investments and Finance Company Limited) from Tube Investments of India Ltd ("TI") for a consideration of $37 million, bringing DBS's total shareholdings to 37.5%, with DBS Bank and TI being equal shareholders sharing joint control.

26 INVESTMENTS IN ASSOCIATES

In $ millions	The Group 2006	2005
Unquoted		
Cost	**57**	84
Impairment allowances	**(28)**	(28)
Share of post acquisition reserves	**52**	34
Sub-total	**81**	90
Quoted		
Cost	**1,275**	1,312
Goodwill written off	**(837)**	(837)
Net exchange translation adjustments	**(46)**	(45)
Share of post acquisition reserves	**130**	65
Sub-total	**522**	495
Total	**603**	585
Market value – quoted associates	**1,160**	864

The Group's share of income and expenses, and assets and liabilities of associates at 31 December were as follows:

In $ millions	The Group 2006	2005
Income statement		
Share of income	**368**	327
Share of expenses	**(301)**	(273)
Balance sheet		
Share of total assets	**4,133**	3,912
Share of total liabilities	**3,563**	3,327

Refer to Note 50 for details of significant associates.

27 GOODWILL ON CONSOLIDATION

Set out below is the carrying value of the Group's goodwill arising from acquisition of subsidiaries and joint ventures as at 31 December, after an assessment for impairment was performed:

In $ millions	The Group 2006	2005
Balance at 1 January	**5,803**	6,931
Impairment charge	**–**	(1,128)
Acquisition of a subsidiary and a joint venture	**39**	–
Exchange difference	**(2)**	–
Balance at 31 December	**5,840**	5,803

Goodwill arising from acquisition of subsidiaries is allocated to the Group's cash-generating units as follows:

In $ millions	As at 31 December 2006	2005
DBS Bank (Hong Kong) Limited	**5,649**	5,649
DBS Vickers Securities Holdings Pte Ltd	**154**	154
Cholamandalam DBS Finance Limited (formerly known as Cholamandalam Investments and Finance Company Limited)	**31**	–
Primefield Company Pte Ltd	**6**	–
Total	**5,840**	5,803

Key assumptions used for value-in-use calculations:

	DBS Bank (Hong Kong) Limited	DBS Vickers Securities Holdings Pte Ltd
Growth rate	4.5%	4.0%
Discount rate	9.5%	9.0%

The recoverable amounts are determined based on a value-in-use calculation. These calculations use cash flow projections based on financial budgets and forecasts approved by senior management covering a five-year period, taking into account projected regulatory capital requirements. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated above. The growth rates do not exceed the long-term average growth rate for the market in which the businesses operate.

For the year ended 31 December 2006, no impairment charge was required for goodwill arising from the acquisition of subsidiaries and joint ventures. Management believes that any reasonably possible change to the key assumptions applied is not likely to cause the recoverable amounts to be lower than the carrying amounts.

For the year ended 31 December 2005, an impairment charge of $1,128 million was recorded in 'Goodwill charges' in the income statement. This was attributed to goodwill arising from acquisition of DBS Bank (Hong Kong) Limited.

28 PROPERTIES AND OTHER FIXED ASSETS

In $ millions	The Group Total properties	Other assets(a)	Total
2006			
Cost			
Balance at 1 January	**1,790**	**628**	**2,418**
Additions	**29**	**210**	**239**
Disposals	**(337)**	**(121)**	**(458)**
Exchange differences	**(78)**	**(17)**	**(95)**
Balance at 31 December	**1,404**	**700**	**2,104**
Less: Accumulated depreciation			
Balance at 1 January	**164**	**280**	**444**
Depreciation charge	**32**	**98**	**130**
Disposals	**(57)**	**(79)**	**(136)**
Exchange differences	**(6)**	**(3)**	**(9)**
Balance at 31 December	**133**	**296**	**429**
Less: Allowances for impairment	**194**	**–**	**194**
Net book value, 31 December	**1,077**	**404**	**1,481**
Market value, 31 December	**1,468**	**–**	**–**
2005			
Cost			
Balance at 1 January	2,182	461	2,643
Additions	28	197	225
Disposals	(440)	(34)	(474)
Exchange differences	20	4	24
Balance at 31 December	1,790	628	2,418
Less: Accumulated depreciation			
Balance at 1 January	279	211	490
Depreciation charge	52	96	148
Disposals	(170)	(29)	(199)
Exchange differences	3	2	5
Balance at 31 December	164	280	444
Less: Allowances for impairment	312	–	312
Net book value, 31 December	1,314	348	1,662
Market value, 31 December	1,730	–	–

(a) *Refers to computer hardware, software, office equipment, furniture and fittings and other fixed assets*

Movements in allowances for impairment of properties during the year were as follows:

In $ millions	The Group 2006	2005
Balance at 1 January	**312**	355
Write-back to income statement	**(71)**	(46)
Disposals	**(39)**	–
Exchange and other movements	**(8)**	3
Balance at 31 December	**194**	312

28.1 The net book value of PWC Building, being a property held for the purpose of generating rental income, was $390 million as at 31 December 2006 (2005: $347 million). Its fair value was independently appraised at $390 million (2005: $347 million).

28.2 On 7 December 2006, Tampines Assets Limited, a special purpose entity consolidated in the Group financials, sold its DBS Tampines Centre for a cash consideration of $212 million, and the building was derecognised on the balance sheet as at that date. A gain of $50 million, being the excess of the sales proceeds over the net book value and after deducting related expenses and amounts attributable to senior note holders, was recognised in the income statement.

28.3 On 18 May 2006, DBS Bank (Hong Kong) Limited sold its office premises in Hong Kong for a cash consideration of HK$655 million (S$126 million), and the premises were derecognised on the balance sheet as at that date. A net gain of HK$267 million (S$54 million) being the excess of the sales proceeds over the net book value and after deducting related expenses, was recognised in the income statement.

29 DEFERRED TAX ASSETS/LIABILITIES

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, were shown in the balance sheet:

In $ millions	The Group 2006	2005
Deferred tax assets	**20**	51
Deferred tax liabilities	**(137)**	(58)
Total	**(117)**	(7)

The movement in deferred tax is as follows:

In $ millions	The Group 2006	2005
Balance at 1 January	**(7)**	40
On adoption of FRS 39 at 1 January 2005	–	(49)
(Charge)/credit to income statement	**(66)**	13
Charge to equity	**(44)**	(11)
Balance at 31 December	**(117)**	(7)

Deferred income tax assets and liabilities were attributable to the following items:

In $ millions	The Group 2006	2005
Deferred income tax assets		
Allowances for loan losses	**78**	153
Other temporary differences	**30**	28
	108	181
Deferred income tax liabilities		
Accelerated tax depreciation	**(121)**	(126)
Available-for-sale investments/cash flow hedge	**(104)**	(61)
Other temporary differences	–	(1)
	(225)	(188)
Total	**(117)**	(7)

30 OTHER ASSETS

In $ millions	The Group 2006	2005
Accrued interest receivable	**1,136**	935
Deposits and prepayments	**298**	316
Clients' monies receivable from securities business	**885**	401
Sundry debtors and others	**2,160**	3,078
Total	**4,479**	4,730

31 DUE TO NON-BANK CUSTOMERS

In $ millions	The Group 2006	2005
Analysed by currency		
Singapore dollar	**65,927**	59,181
US dollar	**21,374**	21,078
Hong Kong dollar	**21,698**	15,812
Others	**13,093**	10,360
Total	**122,092**	106,431
Analysed by product		
Savings accounts	**47,491**	45,409
Current accounts	**14,109**	14,004
Fixed deposits	**57,707**	44,564
Other deposits	**2,785**	2,454
Total	**122,092**	106,431

32 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

In $ millions	The Group 2006	2005
Trading		
Other debt securities in issue (Note 32.1)	**2,951**	3,409
Due to non-bank customers		
– structured investments	**6,436**	6,097
– others	**270**	432
Payable in respect of short sale of debt securities	**3,564**	6,799
Other financial liabilities	**674**	9
Sub-total	**13,895**	16,746
Fair value designated[(a)]		
Due to non-bank customers		
– structured investments	**2,575**	3,924
Other debt securities in issue (Note 32.2)	**3,238**	2,153
Sub-total	**5,813**	6,077
Total	**19,708**	22,823

(a) Changes in the fair value of the financial liabilities designated as at fair value through profit or loss are attributable mainly to equity, interest and currency risk changes. The remaining change that is not attributable to changes in the benchmark interest rate is considered not significant. Unrealised gain for the fair value designated liabilities amount to $177 million at 31 December 2006 (2005: $249 million)

32.1 Other debt securities in issue (Trading)

Details of other debt securities issued and outstanding at 31 December 2006 were as follows:

In $ millions

Type	Issue Date	Maturity Date	The Group 2006	2005
Issued by DBS Bank				
Equity linked notes	19 May 2003 to 29 Dec 2006	2 Jan 2007 to 21 May 2014	**723**	806
Credit linked notes	15 Nov 2001 to 21 Nov 2006	13 Jan 2007 to 20 Jun 2016	**1,528**	1,932
Interest linked notes	23 Jan 2002 to 19 Dec 2006	6 Jan 2007 to 3 Dec 2019	**643**	585
Exchange linked notes	6 May 2005 to 18 Dec 2006	2 Jan 2007 to 21 Dec 2007	**57**	86
Total			**2,951**	3,409
Due within 1 year			**863**	827
Due after 1 year			**2,088**	2,582
Total			**2,951**	3,409

32.2 Other debt securities in issue (Fair value designated)

In $ millions	The Group 2006	2005
Negotiable certificate of deposits	**149**	1,010
Other debt securities	**3,089**	1,143
Total	**3,238**	2,153
Due within 1 year	**1,605**	453
Due after 1 year	**1,633**	1,700
Total	**3,238**	2,153

Details of negotiable certificate of deposits issued and outstanding at 31 December 2006 were as follows:

In $ millions

Face Value	Interest Rate and Repayment Terms	Issue Date	Maturity Date	The Group 2006	2005
Issued by other subsidiaries					
HK$671m	3-mth HIBOR* -0.1% to +0.01%, payable quarterly	3 Feb 2004 to 31 May 2005	26 Feb 2007 to 6 Apr 2010	**133**	168
US$10m	3-mth LIBOR**, payable quarterly	30 Mar 2005 to 31 May 2005	29 Oct 2007 to 7 Apr 2008	**16**	23
HK$1,150m	Fixed rate, payable quarterly	–	–	–	244
HK$50m	Fixed rate, payable half yearly	–	–	–	11
HK$2,680m	Fixed rate, payable yearly	–	–	–	564
Total				**149**	1,010

* *HIBOR: Hong Kong Interbank Offer Rate*

** *LIBOR: London Interbank Offer Rate*

Details of other debt securities issued and outstanding at 31 December 2006 were as follows:

In $ millions			The Group	
Type	**Issue Date**	**Maturity Date**	**2006**	**2005**
Issued by DBS Bank				
Credit linked notes	2 Jul 2004 to 18 Dec 2006	17 Jan 2007 to 12 Sep 2011	**474**	109
Exchange linked notes	29 Dec 2006	17 Jan 2007	**3**	–
Stapled notes with non-voting redeemable preference shares and fixed rate notes (Note (a))	13 Sep 2006 to 13 Dec 2006	15 Nov 2007 to 30 Dec 2007	**1,263**	–
Issued by other subsidiaries				
Equity linked notes	21 Mar 2005 to 10 Nov 2006	10 Nov 2009 to 10 Nov 2011	**50**	30
Credit linked notes	9 Oct 2003 to 22 Nov 2006	9 Oct 2008 to 22 Nov 2013	**1,268**	939
Secured asset-backed medium term notes (Note (b))	30 Nov 2001	25 Apr 2008	**31**	65
Total			**3,089**	1,143

(a) The notes consist of non-voting redeemable preference shares and fixed rate notes which are issued and stapled together. The payments at maturity can be either dividends and nominal interest, or full interest on issue value of the stapled securities. The non-voting redeemable preference shares are classified as liabilities instead of shareholders' equity in accordance with the substance of the transaction.

(b) The notes issued by New Heights Investment Limited would be redeemed at a fixed interest rate on the maturity provided that there is no occurrence of a credit event. If there is an occurrence of a credit event, the issuer of the note will deliver bonds or loans or their market value in cash terms to the holder of the notes. The notes are secured on deposits equivalent to the issue price, a series of credit default swaps whereby the issuer sells credit protection, and cross currency swaps.

33 OTHER LIABILITIES

	The Group	
In $ millions	**2006**	**2005**
Sundry creditors	**2,911**	2,992
Cash collaterals received in respect of valuation shortfalls on derivative portfolios	**539**	460
Interest payable	**593**	421
Valuation reserves	**195**	181
Loss allowances for off-balance sheet credit exposures	**126**	95
Other payables	**2,313**	1,326
Total	**6,677**	5,475

Movements in loss allowances for off-balance sheet credit exposures during the year were as follows:

	The Group	
In $ millions	**2006**	**2005**
Balance at 1 January	**95**	126
Charge/(Write-back) to income statement	**31**	(31)
Balance at 31 December	**126**	95

34 OTHER DEBT SECURITIES IN ISSUE

In $ millions	The Group 2006	2005
Negotiable certificate of deposits	**536**	522
Other debt securities	**3,414**	1,918
Total	**3,950**	2,440
Due within 1 year	**3,682**	1,410
Due after 1 year	**268**	1,030
Total	**3,950**	2,440

Details of negotiable certificate of deposits issued and outstanding at 31 December 2006 were as follows:

In $ millions Face Value	Interest Rate and Repayment Terms	Issue Date	Maturity Date	The Group 2006	2005
Issued by DBS Bank					
TWD900m	1.705%, payable on maturity	9 Nov 2006	9 Jan 2007	**42**	187
Issued by other subsidiaries					
HK$750m	2.13% to 8.34%, payable quarterly	10 May 2000 to 16 Feb 2005	5 Jan 2007 to 23 Feb 2008	**147**	113
HK$1,343m	2.175% to 4.12%, payable yearly	6 Sep 2004 to 10 May 2006	16 May 2007 to 9 Mar 2009	**261**	22
HK$436m	3-mth HIBOR* +0.01% to +0.07%, payable quarterly	30 Nov 2004 to 31 May 2005	7 Jun 2007 to 7 Dec 2007	**86**	200
Total				**536**	522

* *HIBOR: Hong Kong Interbank Offer Rate*

Details of other debt securities issued and outstanding at 31 December 2006 were as follows:

In $ millions Type	Issue Date	Maturity Date	The Group 2006	2005
Issued by DBS Bank				
Stapled notes with non-voting redeemable preference shares and fixed rate notes (Note (a))	20 Dec 2005 to 13 Dec 2006	15 Nov 2007 to 30 Dec 2007	**2,023**	934
Issued by other subsidiaries/joint ventures				
Equity linked notes	28 Nov 2006 to 13 Dec 2006	3 Jan 2007 to 19 Jan 2007	**2**	–
Collaterialised floating rate notes (Note (b))	–	–	**–**	66
Senior secured bonds (Note (c))	–	–	**–**	108
Asset-backed short term notes (AUD 654 million at 6.24% to 6.38% payable at maturity and $349 million at 3.38% to 3.44% payable at maturity) (Note (d))	10 Oct 2006 to 29 Dec 2006	3 Jan 2007 to 21 Mar 2007	**1,141**	810

In $ millions Type	Issue Date	Maturity Date	The Group 2006	2005
Redeemable non-convertible debentures (Note (e))				
– Fixed rate at 7.2% to 9.35%	15 Dec 2005 to 12 Dec 2006	6 Sep 2007 to 31 May 2012	**73**	–
– Floating rate at INBMK* +0.25% to +1.3%	3 Mar 2005 to 31 Jul 2006	3 Mar 2008 to 31 Jul 2009	**36**	–
– Floating rate at MIBOR** -0.1% to +2.18%	27 Dec 2004 to 29 Dec 2006	23 Feb 2007 to 31 Jul 2009	**87**	–
Commercial papers (INR 1.5 billion discounted at 7.39% to 8.2%)	1 Sep 2006 to 30 Nov 2006	28 Feb 2007 to 17 Apr 2007	**52**	–
Total			**3,414**	1,918

* *INBMK: Indian Benchmark*

** *MIBOR: Mumbai Interbank Offer Rate*

(a) The notes issued by DBS Bank consist of non-voting redeemable preference shares and fixed rate notes which are issued and stapled together. The payments at maturity can be either dividends and nominal interest, or full interest on issue value of the stapled securities. The non-voting redeemable preference shares are classified as liabilities instead of shareholders' equity in accordance with the substance of the transaction.

(b) The notes issued by DBS China Square Ltd, a subsidiary of DBS Bank, were fully redeemed on 30 November 2006.

(c) The bonds were issued by Tampines Asset Limited, a special purpose entity, in connection with the securitisation of Tampines Centre. These bonds were fully redeemed on 7 December 2006.

(d) The notes were issued by Red Orchid Secured Assets Limited. The short-dated notes are secured by a debenture creating a first fixed and floating charge over property, assets, rights and undertakings of the issuer.

(e) The notes were issued by Cholamandalam DBS Finance Limited, a joint venture. The medium-term debentures amounting to INR 1.7 billion are secured on a pari passu by way of specific charge on assets under hypothecation, hire-purchase assets and immovable property.

35 SUBORDINATED TERM DEBTS

Subordinated term debts issued by subsidiaries of the Group are classified as liabilities in accordance with FRS 32. Certain of these instruments qualify as Tier 2 capital for capital adequacy purposes. These subordinated term debts are junior long-term debts that have a lower priority claim on the Group's assets in the case of a default or liquidation.

In $ millions Face Value		Issue Date	Maturity Date	The Group 2006	2005
Issued by DBS Bank					
US$750m	7 7/8% Subordinated Notes (Note 35.1)	10 Aug 1999	10 Aug 2009	**1,204**	1,333
US$500m	7 7/8% Subordinated Notes (Note 35.2)	15 Apr 2000	15 Apr 2010	**808**	898
US$850m	7 1/8% Subordinated Notes (Note 35.3)	15 May 2001	15 May 2011	**1,341**	1,480
US$750m	5.00% Subordinated Notes callable with step-up in 2014 (Note 35.4)	1 Oct 2004	15 Nov 2019	**1,116**	1,219
US$900m	Floating Rate Subordinated Notes callable with step-up in 2016 (Note 35.5)	16 Jun 2006	15 Jul 2021	**1,379**	–
S$500m	4.47% Subordinated Notes callable with step-up in 2016 (Note 35.6)	11 Jul 2006	15 Jul 2021	**500**	–
Issued by other subsidiaries					
US$262m	7.75% Fixed Rate Subordinated Notes (Note 35.7)	24 Jan 1997	24 Jan 2007	**401**	435
Total				**6,749**	5,365

In $ millions	The Group 2006	2005
Due within 1 year	**401**	–
Due after 1 year	**6,348**	5,365
Total	**6,749**	5,365

35.1 Interest is payable semi-annually on 10 February and 10 August commencing 10 February 2000. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 1.0475% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.2 Interest is payable semi-annually on 15 April and 15 October commencing 15 October 2000. The fixed rate funding has been converted to floating rate at six-month LIBOR + 0.9569% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.3 Interest is payable semi-annually on 15 May and 15 November commencing 15 November 2001. The fixed rate funding has been converted to floating rate at three-month LIBOR + 1.252% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.4 Interest is payable semi-annually on 15 May and 15 November commencing 15 May 2005. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 0.611% via interest rate swaps. If the notes are not called at the tenth year, the interest rate steps up and will be reset at six-month LIBOR + 1.61% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.5 Interest is payable quarterly on 15 January, 15 April, 15 July and 15 October commencing 15 October 2006. Interest on the notes will be paid initially at three-month LIBOR + 0.61%. If the notes are not called at the tenth year, the interest rate steps up and will be set at three-month LIBOR + 1.61% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.6 Interest is payable semi-annually on 15 January and 15 July commencing 15 January 2007. If the notes are not called at the tenth year, the interest rate steps up and will be reset at a floating rate per annum equal to six-month Singapore swap offer rate + 1.58% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.7 Interest is payable semi-annually on 24 January and 24 July, commencing 24 July 1997.

36 SHARE CAPITAL, SHARE PREMIUM AND TREASURY SHARES

Share Capital

In $ millions	The Company 2005
Authorised	
4,000,000,000 ordinary shares	4,000
500,000,000 non-voting convertible preference shares ("CPS")	500
500,000,000 non-voting redeemable CPS	500
	1,000

The Companies (Amendment) Act 2005 came into effect on 30 January 2006 whereby the concept of par value, authorised share capital and share premium were abolished. On 30 January 2006, amount previously classified as share premium was transferred to share capital and became part of the Company's share capital henceforth.

Share Capital In $ millions	The Company 2006	 2005
Issued and fully paid-up		
1,510,835,033 (2005: 1,497,857,345) ordinary shares	**1,511**	1,498
120,436 (2005: 120,436) non-voting CPS	**#**	#
66,475,374 (2005: 66,475,374) non-voting redeemable CPS	**66**	66
Total Issued and Paid-up Share Capital of the Company	**1,577**	1,564

Amounts under $500,000

During the financial year, pursuant to the DBSH Share Option Plan, the Company issued 12,977,688 (2005: 5,126,909) ordinary shares, fully paid in cash upon the exercise of the options granted. The newly issued shares rank pari passu in all respects with the previously issued shares. The movements in ordinary shares and CPS were as follows:

Share Capital Number of shares ($ millions)	The Company 2006	 2005
Balance at 1 January	**1,564**	1,559
Exercise of share options	**13**	5
Balance at 31 December	**1,577**	1,564

The non-voting CPS and non-voting redeemable CPS enjoy the same dividend rate paid on ordinary shares except that the dividend payable is subject to maximum of $0.30 per annum.

Movements in share capital and treasury shares were as follows:

In $ millions	Issued share capital	Share premium	Treasury shares
Balance at 1 January 2006	**1,564**	**2,269**	**(117)**
Exercise of share options	**165**	**7**	**–**
Effects of Companies (Amendment) Act 2005	**2,304**	**(2,276)**	**–**
Draw-down of reserves upon vesting of performance shares	**–**	**–**	**6**
Reclassification of reserves upon exercise of share options	**9**	**–**	**–**
Balance at 31 December 2006	**4,042**	**–**	**(111)**
Balance at 1 January 2005	1,559	2,208	(126)
Exercise of share options	5	59	–
Draw-down of reserves upon vesting of performance shares	–	–	9
Reclassification of reserves upon exercise of share options	–	2	–
Balance at 31 December 2005	1,564	2,269	(117)

37 OTHER RESERVES

37.1 Other reserves

In $ millions	The Group 2006	 2005	The Company 2006	 2005
Available-for-sale revaluation reserves	**414**	111	**–**	–
Cash flow hedge reserves	**–**	23	**–**	–
General reserves	**2,423**	2,362	**–**	–
Capital reserves	**(11)**	(26)	**–**	–
Capital redemption reserves	**–**	28	**–**	28
Share option and share plan reserves	**85**	72	**53**	49
Others	**4,271**	4,271	**–**	–
Total	**7,182**	6,841	**53**	77

Movements in other reserves during the year were as follows:

	The Group							
In $ millions	Available-for-sale revaluation reserves	Cash flow hedge reserves	General reserves[(a)]	Capital reserves[(b)]	Capital redemption reserves[(c)]	Share option and share plan reserves	Other reserves[(d)]	Total
Balance at 1 January 2006	**111**	**23**	**2,362**	**(26)**	**28**	**72**	**4,271**	**6,841**
Effects of Companies (Amendment) Act 2005	**–**	**–**	**–**	**–**	**(28)**	**–**	**–**	**(28)**
Appropriation from income statement	**–**	**–**	**61**	**–**	**–**	**–**	**–**	**61**
Net exchange translation adjustments	**–**	**–**	**–**	**(6)**	**–**	**–**	**–**	**(6)**
Share of associates' capital reserves	**–**	**–**	**–**	**21**	**–**	**–**	**–**	**21**
Cost of share-based payments	**–**	**–**	**–**	**–**	**–**	**28**	**–**	**28**
Draw-down of reserves upon vesting of performance shares	**–**	**–**	**–**	**–**	**–**	**(6)**	**–**	**(6)**
Reclassification of reserves upon exercise of share options	**–**	**–**	**–**	**–**	**–**	**(9)**	**–**	**(9)**
Available-for-sale/cash flow hedge:								
– net valuation taken to equity	**454**	**(29)**	**–**	**–**	**–**	**–**	**–**	**425**
– transferred to income statement on sale	**(101)**	**–**	**–**	**–**	**–**	**–**	**–**	**(101)**
– tax on items taken directly to or transferred from equity	**(50)**	**6**	**–**	**–**	**–**	**–**	**–**	**(44)**
Balance at 31 December 2006	**414**	**–**	**2,423**	**(11)**	**–**	**85**	**4,271**	**7,182**
Balance at 1 January 2005								
– as previously reported	–	–	2,327	(41)	28	–	4,271	6,585
– effect of adoption of new or revised FRSs	292	–	–	–	–	42	–	42
Balance at 1 January as restated	–	–	2,327	(41)	28	42	4,271	6,627
On adaptation of FRS 39 at 1 January	292	–	–	–	–	–	–	292
Appropriation from income statement	–	–	35	–	–	–	–	35
Net exchange translation adjustments	–	–	–	7	–	–	–	7
Share of associates' capital reserves	–	–	–	8	–	–	–	8
Cost of share-based payments	–	–	–	–	–	41	–	41
Draw-down of reserves upon vesting of performance shares	–	–	–	–	–	(9)	–	(9)
Reclassification of reserves upon exercise of share options	–	–	–	–	–	(2)	–	(2)
Available-for-sale/cash flow hedge:								
– net valuation taken to equity	(87)	28	–	–	–	–	–	(59)
– transferred to income statement on sale	(88)	–	–	–	–	–	–	(88)
– tax on items taken directly to or transferred from equity	(6)	(5)	–	–	–	–	–	(11)
Balance at 31 December 2005	111	23	2,362	(26)	28	72	4,271	6,841

In $ millions	The Company Capital redemption reserves[c]	Share option and share plan reserves	Total
Balance at 1 January 2006	**28**	**49**	**77**
Effects of Companies (Amendment) Act 2005	**(28)**	**–**	**(28)**
Cost of share-based payments	**–**	**13**	**13**
Reclassification of reserves upon exercise of share options	**–**	**(9)**	**(9)**
Balance at 31 December 2006	**–**	**53**	**53**
Balance at 1 January 2005			
– as previously reported	28	–	28
– effect of adoption of new or revised FRSs	–	34	34
Balance at 1 January as restated	28	34	62
Cost of share-based payments	–	17	17
Reclassification of reserves upon exercise of share options	–	(2)	(2)
Balance at 31 December 2005	28	49	77

(a) The movements in General reserves relate to the amounts transferred to the Reserve Fund to comply with the Banking Act, and the other statutory regulations. This reserve is non-distributable unless approved by the relevant authorities

(b) The Capital reserves include net exchange translation adjustments arising from translation differences on net investments in foreign subsidiaries, joint ventures, associates and branches, and the related foreign currency borrowings designated as a hedge

(c) The Capital redemption reserves arise out of the redemption of non-voting redeemable convertible preference shares by way of capital reduction in the financial year ended 31 December 2000

(d) Other reserves relate to the share premium of DBS Bank prior to the restructuring of DBS Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of the Singapore Companies Act on 26 June 1999

37.2 Revenue reserves

In $ millions	The Group 2006	2005
Balance at 1 January		
– as previously reported	**6,167**	6,150
– effect of adoption of new or revised FRSs	**–**	26
Balance at 1 January as restated	**6,167**	6,176
On adoption of FRS 39 at 1 January 2005	**–**	(25)
Share of associates' reserves	**18**	–
Net profit attributable to shareholders	**2,269**	824
Transfer to general reserves	**(61)**	(35)
Amount available for distribution	**8,393**	6,940
Less: Final dividend on ordinary shares of $0.17 (2005: $0.22) net of tax paid for the previous financial year	**203**	263
Final dividend on non-voting CPS and non-voting redeemable CPS of $Nil (2005: $0.12) net of tax paid for the previous financial year	**–**	6
Interim dividends on ordinary shares of $0.51 (2005: $0.41) net of tax paid for the current financial year	**612**	488
Interim dividends on non-voting CPS and non-voting redeemable CPS of $0.30 (2005: $0.30) net of tax paid for the current financial year	**16**	16
Balance at 31 December	**7,562**	6,167

37.3 Proposed dividend

Proposed final dividends on ordinary shares of $0.20 per share, net of tax, as well as a special dividend of $0.05 per share, net of tax, are not accounted for in the financial statements for the year ended 31 December 2006, until they have been approved at the Annual General Meeting on 4 April 2007.

38 MINORITY INTERESTS

In $ millions	The Group 2006	2005
Preference shares issued by DBS Bank (Note 38.1)	**1,100**	1,100
Preference shares issued by DBS Capital Funding Corporation (Note 38.2)	**1,196**	1,298
Other subsidiaries	**75**	68
Total	**2,371**	2,466

38.1 $1,100 million 6% non-cumulative non-convertible perpetual preference shares and a liquidation preference of $100 each, was issued on 28 May 2001 by DBS Bank, a subsidiary of the Company, to third parties. They qualify as Tier 1 capital for the calculation of the Group's capital adequacy ratios. Dividends, if declared by the Board of Directors of DBS Bank, are payable semi-annually on 15 May and 15 November at a fixed rate of 6% gross of the liquidation preference per annum, ending on or prior to 15 May 2011, and thereafter on 15 February, 15 May, 15 August and 15 November in each year at a floating rate per annum equal to the three-month Singapore swap offer rate plus 2.28%.

38.2 US$725 million 7.657% non-cumulative guaranteed preference shares, Series A, each with a liquidation preference of US$1,000 and $100 million 5.35% non-cumulative guaranteed preference shares, Series B, each with a liquidation preference of $10,000 were issued on 21 March 2001 by DBS Capital Funding Corporation, a subsidiary of DBS Bank. Dividends, when declared by the Board of Directors of DBS Capital Funding Corporation, are payable in arrears on 15 March and 15 September each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, dividends are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.2% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B). In computing the Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier 1 capital.

39 CONTINGENT LIABILITIES

The Group conducts business involving guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Guarantees and performance bonds are generally written by the Group to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amount.

Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

In $ millions	The Group 2006	2005
Guarantees on account of customers	**6,909**	4,052
Endorsements and other obligations on account of customers		
– Letters of credit	**4,495**	4,217
– Others	**708**	412
Other contingent items	**75**	88
Total	**12,187**	8,769
Analysed by Industry		
Manufacturing	**2,414**	1,735
Building and construction	**778**	862
General commerce	**2,576**	2,920
Transportation, storage and communications	**940**	660
Financial institutions, investment and holding companies	**3,227**	1,016
Professionals and private individuals (except housing loans)	**180**	354
Others	**2,072**	1,222
Total	**12,187**	8,769

39.1 DBS Bank, a wholly-owned subsidiary of the Company, has existing outsourcing agreements for the provision of information technology and related support to the Group's operations in Singapore, Hong Kong and China. There are various termination clauses in the agreements that could require the Group to pay termination fees on early termination of the contract or part thereof. The termination fees are stipulated in the agreements and are determined based on the year when the agreements or part thereof are terminated.

39.2 Included in "Other contingent items" at 31 December 2006, is an amount of $75 million (2005: $85 million), representing the termination fee payable by DBS Bank should a distribution agreement be terminated prematurely prior to December 2011.

40 COMMITMENTS

The Group's commitments at 31 December comprised the following:

In $ millions	The Group 2006	2005
Loans and other facilities		
– Undrawn credit facilities	**85,520**	75,168
– Undisbursed commitments in debt securities and equities	**88**	103
Sub-total	**85,608**	75,271
Capital commitments	**40**	68
Operating lease commitments	**417**	465
Total	**86,065**	75,804
Undrawn commitments on loans and other facilities analysed by industry		
Manufacturing	**11,630**	9,775
Building and construction	**4,825**	3,369
Housing loans	**2,571**	1,915
General commerce	**9,579**	7,704
Transportation, storage and communications	**5,372**	5,509
Financial institutions, investment and holding companies	**23,727**	23,330
Professionals and private individuals (except housing loans)	**15,218**	13,892
Others	**12,686**	9,777
Total	**85,608**	75,271

The total future minimum lease payments under non-cancellable operating leases at 31 December were as follows:

In $ millions	The Group 2006	2005
Not later than 1 year	**109**	107
Later than 1 year but not later than 5 years	**220**	231
Later than 5 years	**88**	127
Total	**417**	465

41 FINANCIAL DERIVATIVES

Financial derivatives are financial instruments whose characteristics are derived from underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options. The following sections outline the nature and terms of the most common types of derivatives used by the Group.

Interest rate contracts

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is the difference between the contracted rate and the market rate prevailing on the settlement date.

Interest rate swaps involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate futures are typically exchange-traded agreements to buy or sell a standard amount of a specified fixed income security or time deposit at an agreed interest rate on a standard future date.

Interest rate options give the buyer on payment of a premium the right, but not the obligation, to fix the rate of interest on a future deposit or loan, for a specified period and commencing on a specified future date.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds, instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Exchange rate contracts
Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency options give the buyer, on payment of a premium, the right but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Equity-related contracts
Equity options provide the buyer, on payment of a premium, the right but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

Equity swaps involve the exchange of a set of payments whereby one of these payments is based on an equity-linked return while the other is typically based on interest reference rate.

Credit-related contracts
Credit default swaps involve the transfer of credit risk of a reference asset from the protection buyer to the protection seller. The protection buyer makes one or more payments to the seller in exchange for an undertaking by the seller to make a payment to the buyer upon a predefined credit event.

Commodity-related contracts
Commodity swaps are agreements between two parties to exchange cash flows which are dependent on the price of the underlying physical assets.

41.1 Trading derivatives
Most of the Group's derivatives relate to sales and trading activities. Sale activities include the structuring and marketing of derivatives to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities are entered into principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin. Trading includes market making, positioning and arbitraging activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitraging involves identifying and profiting from price differentials of the same product in different markets or the same economic factor in different products.

41.2 Hedging derivatives
The accounting treatment of the hedge derivative transactions varies according to the nature of the hedge and whether the hedge meets the specified criteria to qualify for hedge accounting. Derivatives transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes.

The Group's fair value hedges consist principally of interest rate swaps used for managing interest rate gaps. Derivatives are also used by the Group to hedge its exposures to variability in cash flows or forecasted transactions, and its net investment in foreign operations.

The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and hedging purposes. The notional or contractual amounts of these instruments reflect the volume of transactions outstanding at balance sheet date, and do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Positive replacement value" or "Negative replacement value" respectively.

The table on the facing page shows an analysis of the Group's derivatives financial instruments at 31 December:

In $ millions	2006 Underlying notional	2006 Year-end positive replacement values	2006 Year-end negative replacement values	2005 Underlying notional	2005 Year-end positive replacement values	2005 Year-end negative replacement values
Derivatives held for trading						
Interest rate derivatives						
Forward rate agreements bought	**2,811**	**–**	**1**	9,512	28	1
Forward rate agreements sold	**3,648**	**1**	**–**	10,515	1	26
Interest rate swaps	**705,248**	**3,923**	**3,819**	875,433	5,481	5,570
Financial futures bought	**21,430**	**–**	**11**	19,190	3	6
Financial futures sold	**20,104**	**12**	**1**	11,090	2	10
Interest rate options bought	**5,858**	**48**	**–**	6,063	74	–
Interest rate options sold	**6,757**	**–**	**45**	10,251	–	67
Interest rate futures options bought	**2,956**	**–**	**–**	2,930	–	–
Interest rate futures options sold	**6,253**	**–**	**–**	5,743	–	9
Interest rate caps/floors bought	**14,101**	**108**	**–**	19,659	230	1
Interest rate caps/floors sold	**14,019**	**–**	**161**	18,726	–	254
Sub-total	**803,185**	**4,092**	**4,038**	989,112	5,819	5,944
Foreign exchange ("FX") derivatives						
FX contracts	**316,857**	**1,730**	**1,488**	223,968	1,220	821
Currency swaps	**51,598**	**946**	**774**	35,694	686	510
Currency options bought	**65,323**	**540**	**–**	32,557	325	–
Currency options sold	**64,567**	**–**	**535**	28,218	–	379
Sub-total	**498,345**	**3,216**	**2,797**	320,437	2,231	1,710
Equity derivatives						
Equity options bought	**3,801**	**248**	**–**	3,407	179	2
Equity options sold	**5,279**	**–**	**344**	4,878	–	328
Equity swaps	**1,849**	**45**	**81**	811	–	20
Sub-total	**10,929**	**293**	**425**	9,096	179	350
Credit derivatives						
Credit default swaps	**60,112**	**479**	**529**	32,434	263	368
Sub-total	**60,112**	**479**	**529**	32,434	263	368
Commodity derivatives						
Commodity swaps	**61**	**–**	**–**	–	–	–
Sub-total	**61**	**–**	**–**	–	–	–
Total derivatives held for trading	**1,372,632**	**8,080**	**7,789**	1,351,079	8,492	8,372
Derivatives held for hedging						
Interest rate swaps held for fair value hedge	**6,227**	**135**	**84**	8,539	272	165
FX contracts held for fair value hedge	**10**	**–**	**–**	4	–	–
FX contracts held for hedge of net investment	**47**	**–**	**–**	39	–	–
Equity options held for cash flow hedge	**–**	**–**	**–**	274[(a)]	28	–
Total derivatives held for hedging	**6,284**	**135**	**84**	8,856	300	165
Total derivatives	**1,378,916**[(b)]	**8,215**	**7,873**	1,359,935[(b)]	8,792	8,537
Positive/negative replacement values		**8,215**	**7,873**		8,792	8,537

(a) The forecasted transaction has occurred in 2006

(b) The contractual or underlying principal amounts of derivative financial instruments of bank and non-bank counterparties amounted to $1,170 billion (2005: $1,150 billion) and $209 billion (2005: $210 billion) respectively

42 CASH AND CASH EQUIVALENTS

In $ millions	The Group 2006	2005
Cash on hand (Note 17)	**988**	802
Non-restricted balances with central banks (Note 17)	**8,302**	1,723
Trading Singapore Government securities and treasury bills (Note 18)	**3,319**	4,258
Trading other government securities and treasury bills (Note 19)	**2,509**	2,625
Total	**15,118**	9,408

43 SHARE-BASED COMPENSATION PLANS

43.1 DBSH Share Ownership Scheme

The DBSH Share Ownership Scheme is a fund set up to hold units of the Company's ordinary shares. All employees with at least one year of service and who are not participating in the DBSH Share Option Plan or DBSH Performance Share Plan are eligible.

Under the Scheme, participants and the Group contribute up to 10% and 5% of monthly base salary respectively to buy units of the Company's ordinary shares. Amounts contributed by the Group under the Scheme are recognised as employee benefits when paid.

	Ordinary shares			
	Number		Market value ($ millions)	
	2006	2005	2006	2005
Balance, 1 January	**3,507,829**	3,477,829	**58**	56
Balance, 31 December	**2,922,829**	3,507,829	**65**	58

43.2 DBSH Share Option Plan

Under the DBSH Share Option Plan (the "Option Plan"), options to subscribe for the Company's ordinary shares may be granted to Group executives who hold the rank of Vice President (or equivalent) and above and selected employees below the rank of Vice President (or equivalent).

The exercise price of the granted options is equal to the average of the last dealt prices for the Company's shares, as determined by reference to the daily official list published by the Singapore Exchange Securities Trading Ltd, for the three consecutive trading days immediately preceding the date of the grant.

These share options vest over a period of three years in accordance with a vesting schedule determined by the Compensation Committee, and are exercisable after the first anniversary of the date of the grant up to the date of expiration of the options. The share options have a validity period of ten years from the date of grant, unless they have been forfeited or have lapsed prior to that date. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

During the current financial year, there were no awards granted to eligible employees under the Option Plan.

The following table sets out the movement of the unissued ordinary shares of the Company under outstanding options, the weighted average exercise prices and expiration dates.

	2006		2005	
	Unissued number of ordinary shares under outstanding options	Weighted average exercise price ($)	Unissued number of ordinary shares under outstanding options	Weighted average exercise price ($)
Balance at 1 January	**39,474,281**	**14.87**	46,749,383	14.71
Movements during the year:				
- Granted	–	–	2,815,600	15.07
- Exercised	**(12,977,688)**	**13.98**	(5,126,909)	12.52
- Forfeited	**(1,481,786)**	**16.95**	(4,963,793)	15.90
Balance at 31 December	**25,014,807**	**15.21**	39,474,281	14.87
Additional information:				
Outstanding options exercisable at 31 December	**20,987,537**	**15.28**	27,624,463	15.67
Weighted average remaining contractual life of options outstanding at 31 December	**5.9 years**		6.4 years	
Range of exercise price of options outstanding at 31 December	**$10.40 to $22.33**		$9.18 to $22.33	

In 2006, 12,977,688 options (2005: 5,126,909) were exercised at their contractual exercise prices. During this period, the average market price of the Company's shares was $18.24 (2005: $15.68).

43.3 DBSH Performance Share Plan

Under the DBSH Performance Share Plan (the "PSP"), the Company's ordinary shares ("PSP shares") could be granted to Group executives who hold the rank of Vice President (or equivalent) and above and selected employees below the rank of Vice President (or equivalent).

Participants are awarded ordinary shares of the Company, their equivalent cash value or a combination of both, when prescribed Group performance targets are met over a three-year period. Since the inception of the PSP, there have been no cash-settled awards under the Plan.

The PSP shares will vest three years from the date of grant. The fair value of PSP shares awarded is computed based on the market price of the ordinary shares at the time of the award and is amortised through the income statement over the vesting period. At each balance sheet date, the Group revises its estimates of the number of PSP shares expected to vest based on non-market vesting conditions and the corresponding adjustments are made to the income statement and Share Plan reserves.

The following table sets out the movement of the PSP shares granted pursuant to the Plan for the financial year ended 31 December 2006 and their fair values at grant date.

(Number of shares)	March 2006 grant	March 2005 grant
Balance, 1 January 2006	**Not applicable**	**2,913,630**
Granted in 2006	**3,738,190**	**Not applicable**
Forfeited in 2006	**(362,500)**	**(284,780)**
Balance, 31 December 2006	**3,375,690**	**2,628,850**
Fair value per share at grant date	**$16.20**	**$14.70**

At an Extraordinary General Meeting held on 30 March 2006, the shareholders of the Company adopted the change of name of the PSP from "DBSH Performance Share Plan" to "DBSH Share Plan" to better reflect the Group's ability to also grant time-based awards. Such time-based awards will only be granted from 2007.

43.4 DBSH Employee Share Plan

The DBSH Employee Share Plan (the "ESP") caters to all employees of the Group who are not eligible to participate in the DBSH Share Option Plan, the DBSH Performance Share Plan or other equivalent plans.

Under the ESP, eligible employees are awarded ordinary shares of the Company, their equivalent cash value or combinations of both when prescribed Group performance targets are met. The ESP awards are granted at the absolute discretion of the Compensation Committee.

During the current and previous financial years, there were no awards granted to eligible employees under the ESP.

44 RELATED PARTY TRANSACTIONS

44.1 Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

44.2 During the financial year, the Group had banking transactions with related parties, consisting of associates, joint ventures, directors and key management personnel of the Group. These included the taking of deposits and extension of credit card and other loan facilities. These transactions were made in the ordinary course of business and carried out at arms-length commercial terms, and are not material.

In addition, directors and key management personnel received remuneration for services rendered during the financial year. Non-cash benefits including performance shares were also granted.

44.3 Total compensation paid to Company directors and key management personnel[a], as well as fees paid to Company directors and directors of subsidiaries were as follows:

In $ millions	The Group 2006	2005
Short-term benefits	**51**	30
Post-employment benefits	**#**	#
Share-based payments	**7**	6
Total	**58**	36
Comprise amounts[b] paid to:		
– Company directors	**11**	10
– Directors of subsidiaries	**19**	14
– Key management personnel	**28**	12
Total	**58**	36
Fees of Company directors	**2**	1
Fees of subsidiaries' directors	**#**	#
Total compensation and fees	**60**	37

(a) *Refers to members of the Management Committee, excluding members who are also the Company directors*

(b) *Includes cash bonus based on amount accrued during the year, to be paid in the following year*

\# *Amount under $500,000*

44.4 Share options granted to Company directors and key management personnel

No share options were granted to Company directors and key management personnel during the financial year. The outstanding number of share options granted to Company directors and key management personnel at the end of the financial year were 888,225 and 1,127,550 (2005: 888,225 and 1,645,550) respectively.

44.5 Performance shares granted to Company directors and key management personnel

During the financial year, 240,740 and 271,390 (2005: 204,080 and 209,620) awards in respect of DBSH ordinary shares were granted to Company directors and key management personnel respectively. The awards represented a 100% payout. The payout at the end of the performance period could have ranged from a minimum of 100% of the shares awarded to 200%, depending on the Group's performance as measured by return on equity.

45 FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE

For financial assets and liabilities not carried at fair value on the financial statements, the Group has ascertained that their fair values were not materially different from the carrying amounts at year-end. The basis of arriving at their fair values is as follows:

(a) Cash and balances with central banks and Due from banks

The estimated fair value of placements is based on the discounted cash flows using the prevailing money market interest rates for placements with similar credit risk and remaining maturity.

(b) Financial investments

For equities where market price information is not available, fair value has been estimated by reference to the net tangible asset backing of the investee. Unquoted equities of $133 million as at 31 December 2006 (2005: $105 million) were stated at cost because the fair values cannot be reliably estimated using valuation techniques supported by observable market data.

(c) Loans and advances to customers

The estimated fair value takes into account the relevant market interest rates and credit spread by product types.

(d) Due to banks and Due to non-bank customers

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits and other borrowings is based on discounted cash flows using prevailing interest rates with similar remaining maturity.

(e) Other debt securities issued and bills payable

The fair value approximates their carrying amounts.

(f) Subordinated term debts

The estimated fair value of subordinated term debts is based on a discounted cash flow model using a current yield curve appropriate for the remaining term to maturity.

46 FINANCIAL INSTRUMENTS – USAGE AND RISK MANAGEMENT

46.1 Use of financial instruments

The Group may act as principal, broker or advisor in the use of financial instruments.

The Group takes positions in exchange-traded and over-the-counter financial instruments including derivatives to take advantage of short-term market movements in, inter alia, equity, bond, currency, interest rate and gold rates and prices. These positions can be for trading, market making or meeting customers' needs.

The Group's investment portfolio comprises mainly government and corporate bonds, and includes other investments such as third-party managed funds. Derivatives may be used to gain or to hedge market exposure in such investments.

46.2 Financial risk management objectives and policies

As part of overall corporate governance, the Group Board has approved a comprehensive Integrated Risk Framework covering risk governance for all risk types for all entities within the Group.

This framework defines authority levels, oversight responsibilities, policy structures and risk appetite limits to manage the risks that arise in connection with the use of financial instruments.

On a day-to-day basis, business units have primary responsibility for managing specific risk exposures while Group Risk exercises independent risk oversight on the Group as a whole.

(a) Market risk

Market risk arises from changes in market rates such as interest rates, foreign exchange rates and equity prices, as well as in their correlation and volatility levels.

The Group's trading and investment market risk appetite is determined by the Board of Directors, with detailed limit frameworks recommended by the appropriate risk committee and approved by senior management.

The principal market risk appetite measures are Value at Risk (VaR) and stress loss. VaR estimates the potential loss on the current portfolio assuming a specified time horizon and level of confidence. Stress loss is assessed against a set of scenarios using stress moves in the market variables.

At the business unit level, trading exposures are measured and controlled by more granular risk and loss limits such as risk sensitivity-based limits, stress limits and management action triggers.

All trading activities are subject to mark-to-market valuation to reflect the current market value of the trading portfolio and their profit and loss. Investments are subject to limits by market risk type as well as concentration limits.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or the interest income of a portfolio will fluctuate due to changes in market interest rates. Examples of financial assets and liabilities which have fixed or floating interest rate exposure include debt securities, loans and derivatives.

The Group manages its interest rate risk by changing the duration of on-balance sheet items and by way of entering into off-balance sheet interest rate hedging instruments to hedge the interest rate exposure based on market and economic conditions.

The following tables summarise the Group's assets and liabilities at carrying amounts at 31 December, categorised by the earlier of contractual repricing or maturity dates. Actual dates may differ from contractual dates owing to prepayments and the exercise of options. It should also be noted that any representation of interest rate risk at a specific date offers only a snapshot of the risks taken by the Group, since the position is being actively managed and can vary significantly on a daily basis. As such, it may not be representative of the level of risk at other times.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
2006								
Cash and balances with central banks	1,111	1,730	2,500	3,018	–	–	3,487	11,846
Due from banks	3,500	3,371	7,761	7,371	1,255	1,139	876	25,273
Financial assets at fair value through profit or loss	652	2,258	2,032	1,604	1,461	7,689	800	16,496
Other securities[(a)]	679	1,464	6,789	7,352	8,356	11,124	2,206	37,970
Loans and advances to customers	28,624	21,760	12,459	13,216	2,659	5,061	1,370	85,149
Other assets[(b)]	–	–	–	–	–	–	20,638	20,638
Total assets	34,566	30,583	31,541	32,561	13,731	25,013	29,377	197,372
Due to banks	3,625	1,779	1,471	427	–	200	361	7,863
Due to non-bank customers	74,120	26,261	12,223	7,634	386	1,468	–	122,092
Financial liabilities at fair value through profit or loss	624	909	2,104	3,213	2,230	8,276	2,352	19,708
Other liabilities[(c)]	1,441	1,294	306	124	118	2,532	14,099	19,914
Subordinated term debts	–	401	–	–	–	6,348	–	6,749
Total liabilities	79,810	30,644	16,104	11,398	2,734	18,824	16,812	176,326
Minority interests	–	–	–	–	–	–	2,371	2,371
Shareholders' funds	–	–	–	–	–	–	18,675	18,675
Total equity	–	–	–	–	–	–	21,046	21,046
On-balance sheet interest rate gap	(45,244)	(61)	15,437	21,163	10,997	6,189	(8,481)	–
Off-balance sheet interest rate gap – Financial derivatives	3,890	2,159	14,240	(3,179)	(11,482)	(5,628)	–	–

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
2005								
Cash and balances with central banks	553	312	755	112	–	–	3,254	4,986
Due from banks	3,331	7,059	6,736	2,689	979	573	762	22,129
Financial assets at fair value through profit or loss	642	3,454	1,187	1,684	1,806	9,450	279	18,502
Other securities[(a)]	850	1,847	4,569	4,947	9,170	12,019	1,926	35,328
Loans and advances to customers	27,596	21,089	11,337	11,360	2,685	2,200	1,369	77,636
Other assets[(b)]	–	–	–	–	–	–	21,623	21,623
Total assets	32,972	33,761	24,584	20,792	14,640	24,242	29,213	180,204
Due to banks	3,301	1,680	2,474	1,413	12	11	59	8,950
Due to non-bank customers	70,104	19,206	11,285	5,159	–	677	–	106,431
Financial liabilities at fair value through profit or loss	1,206	1,257	1,884	2,200	2,906	6,571	6,799	22,823
Other liabilities[(c)]	557	197	589	112	190	1,562	14,238	17,445
Subordinated term debts	–	–	–	–	435	4,930	–	5,365
Total liabilities	75,168	22,340	16,232	8,884	3,543	13,751	21,096	161,014
Minority interests	–	–	–	–	–	–	2,466	2,466
Shareholders' funds	–	–	–	–	–	–	16,724	16,724
Total equity	–	–	–	–	–	–	19,190	19,190
On-balance sheet interest rate gap	(42,196)	11,421	8,352	11,908	11,097	10,491	(11,073)	–
Off-balance sheet interest rate gap								
– Financial derivatives	6,366	8,528	4,656	2,795	(17,394)	(4,951)	–	–

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

(b) Other assets include positive replacement values, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets

(c) Other liabilities include negative replacement values, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities

The table below summarises the effective average interest rate at 31 December by major currencies for monetary financial instruments:

	2006			2005		
	Singapore dollar, %	**US dollar, %**	**Hong Kong dollar, %**	Singapore dollar, %	US dollar, %	Hong Kong dollar, %
Assets						
Cash and balances with central banks	–	–	–	–	–	–
Due from banks	**3.22 – 3.30**	**4.27 – 6.06**	**2.17 – 4.45**	2.66 – 3.41	3.84 – 4.28	4.23
Financial assets at fair value through profit or loss	**3.04 – 3.92**	**2.58 – 6.06**	**4.57**	2.33 – 3.87	4.20 – 4.98	–
Other securities[(a)]	**2.77 – 3.66**	**2.74 – 6.79**	**3.14 – 4.50**	2.25 – 5.70	2.36 – 6.17	3.74 – 5.27
Loans and advances to customers	**3.04 – 5.75**	**3.41 – 7.95**	**4.15 – 14.35**	3.33 – 4.41	4.56 – 6.91	5.75 – 14.56
Liabilities						
Due to banks	**2.71 – 2.94**	**5.21 – 5.40**	**4.29**	2.48 – 2.71	4.12 – 4.25	4.44
Due to non-bank customers	**0 – 2.05**	**1.97 – 5.73**	**1.39 – 3.68**	0 – 1.20	1.82 – 3.75	2.71 – 3.67
Financial liabilities at fair value through profit or loss	**2.41**	**4.85**	–	2.03	3.12 – 3.92	–
Subordinated term debts	**4.47**	**5.00 – 7.88**	–	–	5.00 – 7.88	–

(a) Other securities include Singapore Government securities and treasury bills, financial investments (excludes equities) and securities pledged

(c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The table below summarises the Group's assets and liabilities at carrying amounts at 31 December, categorised by currency:

In $ millions	Singapore dollar	US dollar	Hong Kong dollar	Others	Total
2006					
Cash and balances with central banks	**11,496**	**37**	**68**	**245**	**11,846**
Due from banks	**2,617**	**17,441**	**1,167**	**4,048**	**25,273**
Financial assets at fair value through profit or loss	**1,925**	**5,321**	**528**	**8,722**	**16,496**
Other securities[(a)]	**15,974**	**9,768**	**4,105**	**8,123**	**37,970**
Loans and advances to customers	**34,812**	**15,202**	**24,560**	**10,575**	**85,149**
Other assets[(b)]	**9,434**	**4,809**	**2,845**	**3,550**	**20,638**
Total assets	**76,258**	**52,578**	**33,273**	**35,263**	**197,372**
Due to banks	**1,341**	**3,566**	**667**	**2,289**	**7,863**
Due to non-bank customers	**65,927**	**21,374**	**21,698**	**13,093**	**122,092**
Financial liabilities at fair value through profit or loss	**9,143**	**4,060**	**3,289**	**3,216**	**19,708**
Other liabilities[(c)]	**3,318**	**13,766**	**2,006**	**824**	**19,914**
Subordinated term debts	**500**	**6,249**	**–**	**–**	**6,749**
Total liabilities	**80,229**	**49,015**	**27,660**	**19,422**	**176,326**
Minority interests	**2,371**	**–**	**–**	**–**	**2,371**
Shareholders' funds	**18,675**	**–**	**–**	**–**	**18,675**
Total equity	**21,046**	**–**	**–**	**–**	**21,046**
Net on-balance sheet position	**(25,017)**	**3,563**	**5,613**	**15,841**	**–**
Net off-balance sheet position	**21,585**	**(28,145)**	**12,344**	**(5,784)**	**–**
2005					
Cash and balances with central banks	4,716	36	70	164	4,986
Due from banks	5,324	8,686	1,692	6,427	22,129
Financial assets at fair value through profit or loss	882	9,199	497	7,924	18,502
Other securities[(a)]	12,189	13,880	2,694	6,565	35,328
Loans and advances to customers	32,765	14,890	24,323	5,658	77,636
Other assets[(b)]	11,472	6,080	2,953	1,118	21,623
Total assets	67,348	52,771	32,229	27,856	180,204
Due to banks	651	4,618	798	2,883	8,950
Due to non-bank customers	59,181	21,078	15,812	10,360	106,431
Financial liabilities at fair value through profit or loss	8,014	9,072	779	4,958	22,823
Other liabilities[(c)]	3,118	6,284	5,968	2,075	17,445
Subordinated term debts	–	5,365	–	–	5,365
Total liabilities	70,964	46,417	23,357	20,276	161,014
Minority interests	2,466	–	–	–	2,466
Shareholders' funds	16,724	–	–	–	16,724
Total equity	19,190	–	–	–	19,190
Net on-balance sheet position	(22,806)	6,354	8,872	7,580	–
Net off-balance sheet position	21,870	(15,785)	(3,279)	(2,806)	–

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

(b) Other assets include positive replacement values, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets

(c) Other liabilities include negative replacement values, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities

The table below analyses the Group's net structural currency exposure by functional currency at 31 December:

In $ millions	Net investments in overseas operations[a]	Financial instruments which hedge the net investments[b]	Remaining structural currency exposures
2006			
US dollar	**454**	**378**	**76**
Hong Kong dollar	**3,539**	**3,485**	**54**
Others	**1,519**	**740**	**779**
Total	**5,512**	**4,603**	**909**
2005			
US dollar	350	349	1
Hong Kong dollar	4,445	4,394	51
Others	1,381	718	663
Total	6,176	5,461	715

(a) Refer to investment in associates, net tangible assets of subsidiaries and joint ventures and capital funds/retained earnings of overseas branches operations.

(b) Include forwards and non-deliverable forwards used to hedge the investments.

(d) Credit risk

Credit risk represents the loss which the Group would suffer if a client or counterparty failed to meet its contractual obligations. Senior management sets the overall direction and policy for managing credit risk at the enterprise level. In so doing, it directs the risk appetite and underwriting activities for various countries, industries and counterparties taking into account factors such as prevailing business and economic conditions. The Group is guided by a set of Group-wide credit principles and policies which have been developed with the objective of promoting best practices and consistent credit risk management standards throughout the organisation.

Exposure to credit risk is managed through a sound, well-defined credit granting process, which includes the assessment of repayment likelihood, the establishment of appropriate credit limits, and the employment of various credit risk mitigation techniques such as appropriate credit structuring, and posting of collateral and/or third party support. The Group also uses credit derivatives to manage its credit risk exposures through risk transfer to third parties.

The maximum exposure to credit risk is limited to the amounts on the balance sheet as well as commitments to extend credit, without taking into account the fair value of any collateral and master netting arrangements.

– Derivatives

At any one time, the credit exposure of derivative transactions is limited to the positive mark-to-market value to the Group, which in general is only a fraction of the derivative contract or notional amount used to express the volume of instruments. This credit exposure, together with potential exposures from market movements, is managed as part of the overall lending limits to the counterparties. Credit exposures on these instruments are usually unsecured, except where the Group enters into collateralised margin transactions with counterparties.

– Master netting arrangements

The Group further manages its credit exposure by entering into master netting arrangements with counterparties where it is appropriate and feasible to do so. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities as transactions are usually accounted for individually on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are settled on a net basis.

– Credit-related commitments

Financial guarantees and standby letters of credit, which represent undertakings that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans even though they are of contingent nature. Documentary and commercial letters of credit, which are undertakings by the Group on behalf of a customer, are usually collateralised by the underlying shipments of goods to which they relate and therefore exhibit different risk characteristics from direct borrowing.

Commitments to extend credit include unused portions of loan commitments, guarantees or letters of credit. The majority of unused commitments are contingent upon customers observing or meeting certain credit terms and conditions.

47 CONCENTRATION RISK

The Group's risk management processes also ensure that an acceptable level of risk diversification is maintained across the Group on an ongoing basis. Limits are established and regularly monitored in respect of country exposures and major industry groups, as well as for single counterparty exposures. Control structures are in place to ensure that appropriate limits are in place, exposures are monitored against these limits, and appropriate actions are taken if limits are breached.

47.1 Cross-border exposures

At 31 December 2006, the Group had exposures to various countries where net exposure exceeded 1% of the Group's total assets. The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

The Group's exposures exceeding 1% of the Group total assets as at 31 December were as follows:

In $ millions Assets in	Loans and debt securities Banks (1)	Central banks and Government securities (2)	Non-banks[a] (3)	Investments (4)	Total exposure Amount (5)=(1+2+3+4)	As a % of Total assets (6)
2006						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	**1,761**	**2,486**	**27,953**	**138**	**32,338**	**16.4**
South Korea	**6,506**	**684**	**1,664**	**–**	**8,854**	**4.5**
United States	**1,689**	**657**	**3,827**	**449**	**6,622**	**3.4**
China	**1,990**	**118**	**4,174**	**239**	**6,521**	**3.3**
India	**2,980**	**671**	**1,810**	**438**	**5,899**	**3.0**
United Kingdom	**2,829**	**188**	**2,391**	**42**	**5,450**	**2.8**
Germany	**3,174**	**670**	**1,423**	**4**	**5,271**	**2.7**
Australia	**2,976**	**6**	**1,474**	**52**	**4,508**	**2.3**
Netherlands	**2,978**	**16**	**849**	**9**	**3,852**	**2.0**
Indonesia	**389**	**1,461**	**1,737**	**12**	**3,599**	**1.8**
Total	**27,272**	**6,957**	**47,302**	**1,383**	**82,914**	**42.2**
2005						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	1,186	2,199	27,702	272	31,359	17.4
United States	1,392	2,937	4,619	370	9,318	5.2
South Korea	3,106	791	1,963	–	5,860	3.3
United Kingdom	3,002	28	2,266	100	5,396	2.9
Germany	3,163	507	569	7	4,246	2.4
China	1,235	59	2,519	43	3,856	2.1
Australia	2,644	–	1,100	32	3,776	2.1
India	2,370	365	771	41	3,547	2.0
Indonesia	564	1,005	1,630	5	3,204	1.8
Netherlands	2,187	19	929	5	3,140	1.7
Total	20,849	7,910	44,068	875	73,702	40.9

(a) Non-bank loans include loans to government and quasi-government entities

48 LIQUIDITY RISK

Liquidity risk is the potential earnings volatility arising from being unable to fund portfolio assets at reasonable rates over required maturities. Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. The Group seeks to manage its liquidity to meet its obligations under normal as well as adverse circumstances, and take advantage of arising lending and investment opportunities. As part of its liquidity risk management, the Group focuses on a number of components, including tapping available sources of liquidity, preserving necessary funding capacity and contingency planning.

The table below analyses assets and liabilities of the Group at 31 December based on the remaining period at balance sheet date to the contractual maturity date. However, contractual terms may not be representative of the behavior of assets and liabilities.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2006								
Cash and balances with central banks	3,312	1,694	2,500	3,018	–	–	1,322	11,846
Due from banks	4,046	3,118	6,356	7,421	2,269	1,990	73	25,273
Financial assets at fair value through profit or loss	650	1,869	514	1,550	1,837	9,233	843	16,496
Other securities[a]	530	378	2,745	7,660	10,202	14,243	2,212	37,970
Loans and advances to customers	7,217	7,584	9,443	12,893	11,064	36,354	594	85,149
Other assets[b]	899	67	46	41	21	9	19,555	20,638
Total assets	16,654	14,710	21,604	32,583	25,393	61,829	24,599	197,372
Due to banks	3,089	1,835	1,934	448	–	190	367	7,863
Due to non-bank customers	74,120	26,261	12,223	7,634	386	1,468	–	122,092
Financial liabilities at fair value through profit or loss	826	629	1,586	5,326	3,174	8,148	19	19,708
Other liabilities[c]	1,457	1,348	451	2,252	170	1,115	13,121	19,914
Subordinated term debts	–	401	–	–	–	6,348	–	6,749
Total liabilities	79,492	30,474	16,194	15,660	3,730	17,269	13,507	176,326
Minority interests	–	–	–	–	–	–	2,371	2,371
Shareholders' funds	–	–	–	–	–	–	18,675	18,675
Total equity	–	–	–	–	–	–	21,046	21,046
Net liquidity gap	(62,838)	(15,764)	5,410	16,923	21,663	44,560	(9,954)	–

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2005								
Cash and balances with central banks	2,391	267	755	107	67	–	1,399	4,986
Due from banks	3,799	6,935	6,135	2,493	1,719	859	189	22,129
Financial assets at fair value through profit or loss	10,681	2,769	398	505	947	2,926	276	18,502
Other securities[(a)]	4,693	862	2,282	4,149	11,491	9,922	1,929	35,328
Loans and advances to customers	6,643	6,257	8,427	10,935	10,692	34,577	105	77,636
Other assets[(b)]	253	23	24	14	29	14	21,266	21,623
Total assets	28,460	17,113	18,021	18,203	24,945	48,298	25,164	180,204
Due to banks	3,329	1,497	2,067	1,175	351	523	8	8,950
Due to non-bank customers	70,103	19,207	11,285	5,159	–	677	–	106,431
Financial liabilities at fair value through profit or loss	1,287	887	1,341	2,903	5,399	10,277	729	22,823
Other liabilities[(c)]	1,384	622	620	291	784	2,199	11,545	17,445
Subordinated term debts	–	–	–	–	435	4,930	–	5,365
Total liabilities	76,103	22,213	15,313	9,528	6,969	18,606	12,282	161,014
Minority interests	–	–	–	–	–	–	2,466	2,466
Shareholders' funds	–	–	–	–	–	–	16,724	16,724
Total equity	–	–	–	–	–	–	19,190	19,190
Net liquidity gap	(47,643)	(5,100)	2,708	8,675	17,976	29,692	(6,308)	–

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

(b) Other assets include positive replacement values, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets

(c) Other liabilities include negative replacement values, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities

49 SEGMENTAL REPORTING

49.1 Business segment reporting

The business segment results are prepared based on information and data generated from the Group's internal financial reporting systems and are reflective of the organisation's management reporting structure. The activities of the Group are highly integrated and accordingly, internal allocation has to be made in preparing the segment information. As a result, amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Definitions of business segments have been refined and comparative figures were adjusted to provide consistent comparison with current year's definitions. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and customer/other segments.

The various customer segments are described below:

– Consumer Banking

Consumer Banking provides individual customers with a diverse range of banking and related financial services. The products and services offered to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments and investment products.

– Enterprise Banking
Enterprise Banking provides financial services and products to small and medium-sized businesses. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade services and financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

– Corporate and Investment Banking
Corporate and Investment Banking provides tailored and unique financial solutions to large corporate and institutional clients. The products and services offered to customers include direct lending, corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, and private equity.

– Global Financial Markets
Global Financial Markets provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from financial products and services relating to other customer segments, e.g. Consumer Banking, Enterprise Banking and Corporate and Investment Banking, is reflected in the respective customer segments. Global Financial Markets also provides equity services through DBS Vickers Securities ("DBSV"). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.

– Central Treasury Unit
Central Treasury Unit is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

– Central Operations
Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include funding costs of the Group's associates, joint ventures and subsidiaries and gains/losses on properties. Private banking activities and asset management activities are included in this segment.

The following table analyses the results, total assets and total liabilities by business segments:

	The Group						
In $ millions	**Consumer Banking**	**Enterprise Banking**	**Corporate and Investment Banking**	**Global Financial Markets**	**Central Treasury Unit**	**Central Operations**	**Total**
2006							
Net interest income	1,765	736	592	595	280	(377)	3,591
Non-interest income	514	330	585	274	(64)	208	1,847
Expenses	985	338	376	411	31	228	2,369
Allowances for credit and other losses	52	119	77	(3)	(5)	(105)	135
Profit before tax	1,242	609	724	466	190	(227)	3,004
Total assets before goodwill	30,655	20,067	40,090	69,426	28,119	3,175	191,532
Goodwill on consolidation							5,840
Total assets							197,372
Total liabilities	76,237	18,827	19,733	36,114	998	24,417	176,326
Capital expenditure	50	8	37	18	3	123	239
Depreciation	29	10	7	15	6	63	130

In $ millions	Consumer Banking	Enterprise Banking	Investment Banking	The Group Corporate and Financial Markets	Global Treasury Unit	Central Operations	Total
2005							
Net interest income	1,308	578	475	484	380	(282)	2,943
Non-interest income	483	227	462	111	(167)	582	1,698
Expenses	926	291	319	364	31	95	2,026
Allowances for credit and other losses	77	145	144	–	6	(169)	203
Profit before tax and goodwill charges	788	369	474	236	176	423	2,466
Total assets before goodwill	29,539	18,486	32,824	67,107	24,047	2,398	174,401
Goodwill on consolidation							5,803
Total assets							180,204
Total liabilities	68,903	17,871	17,953	30,974	1,417	23,896	161,014
Capital expenditure	34	19	7	23	9	133	225
Depreciation	29	15	3	20	7	74	148

49.2 Geographical segment reporting

Income and net profit attributable to shareholders ("Net profit") are based on the country in which the transactions are booked. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income and net profit are stated after elimination of inter-group assets and revenues.

In $ millions	Singapore	Hong Kong	The Group Rest of Greater China[(b)]	South and Southeast Asia[(c)]	Rest of the World[(d)]	Total
2006						
Total income	**3,424[(a)]**	**1,576[(a)]**	**147**	**181**	**110**	**5,438**
Net profit before goodwill	**1,545**	**680**	**55**	**127**	**22**	**2,429**
Goodwill charges						**–**
Net profit after goodwill						**2,429**
Total assets before goodwill	**126,499**	**44,868**	**7,792**	**5,131**	**7,242**	**191,532**
Goodwill on consolidation						**5,840**
Total assets						**197,372**
2005						
Total income	3,037[(a)]	1,266	92	141	105	4,641
Net profit before goodwill	1,374[(a)]	481	4	100	(7)	1,952
Goodwill charges						(1,128)
Net profit after goodwill						824
Total assets before goodwill	116,087	41,393	5,861	3,781	7,279	174,401
Goodwill on consolidation						5,803
Total assets						180,204

(a) Includes one-time net gains of $94 million and $303 million in 2006 and 2005 respectively
(b) Rest of Greater China, includes branch operations in China and Taiwan
(c) South and Southeast Asia, includes branch and subsidiary operations in India, Indonesia, Malaysia, Thailand and the Philippines
(d) Rest of the World, includes branch operations in South Korea, Japan, United States of America and United Kingdom

50 LIST OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

The significant subsidiaries in the Group are listed below:

	Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2006	Effective shareholding % 2005
	Held by the Company						
1.	DBS Bank Ltd	Retail, corporate and investment banking services	Singapore	SGD	12,096	**100**	100
	Held by DBS Bank						
2.	DBS Vickers Securities Holdings Pte Ltd	Investment holding	Singapore	SGD	403	**100**	100
3.	DBS Asset Management Ltd	Investment management services	Singapore	SGD	64	**100**	100
4.	DBS Nominees Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
5.	DBS Trustee Ltd	Trustee services	Singapore	SGD	3	**100**	100
6.	DBS China Square Ltd	Property investment holding	Singapore	SGD	228	**70**	70
7.	DBS Asia Capital Limited*	Corporate finance and advisory services	Hong Kong	HKD	92	**100**	100
8.	PT Bank DBS Indonesia*	Commercial banking and financial services	Indonesia	IDR	1,300,000	**99**	99
9.	DBSAM Funds	Collective investment scheme	Luxembourg	USD	12	**86**	68
10.	DBS Diamond Holdings Ltd	Investment holding	Bermuda	USD	4,065	**100**	100
11.	DBS Capital Funding Corporation**	Capital funding	Cayman Islands	USD	#	**100**	100
12.	DBS (China) Investment Co., Ltd*		China	CNY	241	**100**	–
13.	Primefield Company Pte Ltd***	Investment holding	Singapore	SGD	8	**100**	–
14.	DBS HDM Capital Management Sdn Bhd*	Investment company	Malaysia	RM	#	**50**	–
15.	DBSN Services Pte. Ltd.	Nominee services	Singapore	SGD	#	**100**	–
	Held by other subsidiaries						
16.	DBS Vickers Securities (Singapore) Pte Ltd	Securities and futures broker	Singapore	SGD	50	**100**	100
17.	DBS Vickers Securities Online (Singapore) Pte Ltd	Securities broker	Singapore	SGD	56	**100**	100
18.	DBS Vickers Securities Online Holdings Pte Ltd	Investment holding	Singapore	SGD	46	**80**	73
19.	DBS Asset Management (United States) Pte Ltd	Investment management services	Singapore	SGD	#	**100**	100
20.	DBS Vickers Research (Singapore) Pte Ltd	Market research consultants	Singapore	SGD	1	**100**	100
21.	DBS Vickers Securities Nominees (Singapore) Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
22.	DBS Bank (Hong Kong) Limited*	Retail, corporate and investment banking services	Hong Kong	HKD	5,200	**100**	100
23.	DBS Asset Management (Hong Kong) Ltd*	Investment management services	Hong Kong	HKD	13	**100**	100
24.	DBS Corporate Services (Hong Kong) Limited*	Investment holding and corporate services	Hong Kong	HKD	1	**100**	100
25.	DHB Limited*	Investment holding	Hong Kong	HKD	500	**100**	100
26.	DBS Vickers Securities Online (HK) Limited*	Securities broker	Hong Kong	HKD	137	**100**	100
27.	DBS Vickers (Hong Kong) Limited*	Securities and futures broker	Hong Kong	HKD	150	**100**	100

Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2006	Effective shareholding % 2005
28. Kenson Asia Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
29. Kingly Management Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
30. Worldson Services Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
31. Ting Hong Nominees Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
32. DBS Vickers Securities Nominees (Hong Kong) Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
33. PT DBS Vickers Securities (Indonesia)*	Securities broker	Indonesia	IDR	55,000	**99**	99
34. DBS Vickers Securities (Thailand) Co. Ltd*	Securities broker	Thailand	THB	396	**100**	100
35. DHJ Management Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
36. JT Administration Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
37. Market Success Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
38. Kendrick Services Limited**	Corporate directorship services	British Virgin Islands	USD	#	**100**	100
39. Lushington Investment Limited**	Corporate shareholding services	British Virgin Islands	USD	#	**100**	100
40. Quickway Limited**	Corporate directorship services	British Virgin Islands	USD	#	**100**	100
41. DBS Group (Hong Kong) Limited*	Investment holding	Bermuda	USD	356	**100**	100
42. DBS Vickers Securities (UK) Ltd*	Securities broker	United Kingdom	GBP	#	**100**	100
43. DBS Vickers Securities (USA), Inc*	Securities broker	United States	USD	#	**100**	100
44. DBS Trustee H.K. (Jersey) Limited*	Trustee services	Jersey	GBP	#	**100**	100
45. AXS Infocomm Pte Ltd[(a)]***	Development and operation of multimedia transactional pay phone kiosks	Singapore	SGD	14	**64.8**	–

\# *Amount under $500,000*

* *Audited by Ernst & Young firms outside Singapore*

** *No statutory audit was performed for these companies as it is not mandatory under local laws and regulations*

*** *Audited by other auditors*

(a) *Shareholding includes 10.8% (2005: Nil) held through DBS Bank. In addition, there is an indirect shareholding of 9.5% (2005: Nil) held through Network for Electronic Transfers (Singapore) Pte Ltd. There is no control over indirect shareholding, thus consolidation was not applied*

The significant joint ventures in the Group are listed below:

Name of joint venture	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2006	Effective shareholding % 2005
Held by DBS Bank						
1. Ayala DBS Holdings Inc.*	Investment holding	The Philippines	PHP	3,340	**40.0**	40.0
2. Cholamandalam DBS Finance Limited (formerly known as Cholamandalam Investments and Finance Company Limited)***	Consumer finance	India	INR	380	**37.5**	20.0
3. DBS HDM Capital Sdn Bhd*	Investment holding	Malaysia	RM	#	**50.0**	–
Held by other subsidiaries						
4. Hutchinson DBS Card Limited*	Provision of credit card services	British Virgin Islands	HKD	1	**50.0**	50.0

\# *Amount under $500,000*

* *Audited by Ernst & Young firms outside Singapore*

*** *Audited by other auditors*

The significant associates in the Group are listed below:

	Name of associate	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2006	Effective shareholding % 2005
	Quoted – Held by DBS Bank						
1.	Bank of the Philippine Islands***	Commercial banking and financial services	The Philippines	PHP	22,386	**20.4**	20.4
	Quoted – Held by other subsidiaries						
2.	Hwang – DBS (Malaysia) Bhd[(a)]***	Investment holding	Malaysia	RM	265	**26.2**	23.1
	Unquoted – Held by DBS Bank						
3.	Century Horse Group Limited*	Financial services	British Virgin Islands	USD	#	**20.0**	20.0
4.	Clearing and Payment Services Pte Ltd***	Provides service infrastructure for clearing payment and settlement of financial transactions	Singapore	SGD	#	**33.3**	33.3
5.	Investment and Capital Corporation of the Philippines*	Financial services	The Philippines	PHP	300	**20.0**	20.0
6.	Network for Electronic Transfers (Singapore) Pte Ltd***	Electronic funds transfer	Singapore	SGD	1	**33.3**	33.3
7.	Nextmall Holdings Corporation**	Hypermarket chain	Cayman Islands	USD	#	**33.7**	33.7
8.	Orix Leasing Singapore Ltd***	Leasing and hire-purchase financing of equipment, provision of installment loans & working capital financing	Singapore	SGD	3	**30.0**	30.0
	Unquoted – Held by other subsidiaries						
9.	Hwang-DBS Investment Management Berhad***	Investment management services	Malaysia	RM	10	**30.0**	42.3
10.	Hwang-DBS Resources Sdn Bhd***	Leasing of movable assets	Malaysia	RM	3	**23.1**	23.1
11.	Hwang-DBS Vickers Research (Malaysia) Sdn Bhd[(b)]***	Investment management	Malaysia	RM	3	**49.0**	49.0
12.	Singapore Africa Investment Management Pte Ltd***	Investment management	Singapore	USD	#	**30.0**	30.0
13.	Southern Africa Investment Pte Ltd[(c)]***	Investment holding	Singapore	USD	35	**25.0**	25.0
14.	Singapore Consortium Investment Management Ltd***	Investment management services	Singapore	SGD	1	**33.3**	33.3

\# *Amount under $500,000*
* *Audited by Ernst & Young firms outside Singapore*
** *No statutory audit was performed for this company as it is not mandatory under local laws and regulations*
*** *Audited by other auditors*
(a) *Shareholding includes 2.6% held through DBS Bank*
(b) *In addition to the effective shareholding of 49%, there is an indirect shareholding of 13.4% (2005: 11.8%) held through Hwang-DBS (Malaysia) Bhd. There is no control over indirect shareholding, thus consolidation was not applied*
(c) *Shareholding includes 12.5% held through DBS Bank*

Income Statement *for the year ended 31 December 2006*

In $ millions	Note	2006	2005
Income			
Interest income		**5,324**	3,774
Interest expense		**3,011**	1,870
Net interest income		**2,313**	1,904
Net fee and commission income		**681**	588
Net trading income		**527**	199
Net income from financial instruments designated at fair value		**4**	(17)
Net income from financial investments		**162**	80
Other income	2	**194**	448
Total income		**3,881**	3,202
Expenses			
Employee benefits		**808**	651
Depreciation of properties and other fixed assets		**75**	89
Other expenses		**710**	562
Allowances for credit and other losses		**46**	939
Total expenses		**1,639**	2,241
Profit before tax		**2,242**	961
Income tax expense		**417**	246
Net profit for the year		**1,825**	715

(see notes on pages 107 to 109, which form part of these financial statements)

Balance Sheet *at 31 December 2006*

In $ millions	Note	2006	2005
Assets			
Cash and balances with central banks		**11,619**	4,791
Singapore Government securities and treasury bills		**12,843**	9,843
Due from banks		**19,590**	16,089
Financial assets at fair value through profit or loss		**14,818**	17,647
Positive replacement values		**8,529**	9,206
Loans and advances to customers		**60,470**	52,702
Financial investments		**14,429**	15,996
Securities pledged		**678**	433
Subsidiaries	3	**9,790**	11,066
Investments in joint ventures		**75**	–
Investments in associates		**567**	631
Properties and other fixed assets		**453**	435
Deferred tax assets		**–**	27
Other assets		**2,527**	3,557
Total assets		**156,388**	142,423
Liabilities			
Due to banks		**6,758**	8,026
Due to non-bank customers		**89,947**	78,826
Financial liabilities at fair value through profit or loss		**14,355**	15,064
Negative replacement values		**8,065**	8,646
Bills payable		**472**	351
Current tax liabilities		**643**	499
Deferred tax liabilities		**80**	–
Other liabilities		**3,711**	4,161
Other debt securities in issue		**2,065**	1,121
Due to holding company		**201**	59
Due to subsidiaries	4	**4,537**	2,934
Due to related companies		**–**	5
Subordinated term debts		**6,348**	4,930
Total liabilities		**137,182**	124,622
Net assets		**19,206**	17,801
Equity			
Share capital	5	**12,096**	1,962
Share premium	5	**–**	10,134
Other reserves	6	**3,143**	2,665
Revenue reserves	6	**3,967**	3,040
Shareholders' funds		**19,206**	17,801
Total equity		**19,206**	17,801
Off balance sheet items			
Contingent liabilities		**10,897**	7,389
Commitments		**69,497**	61,654
Financial derivatives		**1,408,971**	1,380,765

(see notes on pages 107 to 109, which form part of these financial statements)

Notes to the Supplementary Financial Statements

for the year ended 31 December 2006

The supplementary financial statements of DBS Bank Ltd ("the Bank") are extracted from the Audited Statutory Accounts of DBS Bank Ltd and its subsidiaries ("the Bank Group") for the financial year ended 31 December 2006. The statutory accounts of the Bank, and the Bank Group which contained an unqualified audit report, will be delivered to the Accounting & Corporate Regulatory Authority in accordance with the Singapore Companies Act.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Bank and the Bank Group are consistent with those applied by the Group as disclosed in Note 2 of the "Notes to the Financial Statements" ("Notes") in DBSH Consolidated Financial Statements.

2 OTHER INCOME

Other income included dividend income received from subsidiaries and associates as follows:

In $ millions	2006	2005
Dividends from subsidiaries	**64**	33
Dividends from associates	**39**	38
Total	**103**	71

3 SUBSIDIARIES

In $ millions	2006	2005
Unquoted equity shares, at cost	**10,125**	11,344
Impairment allowances	**(821)**	(873)
Due from subsidiaries	**486**	595
Total	**9,790**	11,066

Movements in impairment allowances during the year were as follows:

In $ millions	2006	2005
Balance at 1 January	**(873)**	(141)
Charge/(write-back) to income statement	**52**	(732)
Balance at 31 December	**(821)**	(873)

4 DUE TO SUBSIDIARIES

In $ millions	2006	2005
Subordinated term debts	**1,236**	1,352
Amounts due to subsidiaries	**3,301**	1,582
Total	**4,537**	2,934

The subordinated term debts were issued by the Bank to DBS Capital Funding Corporation, both wholly-owned subsidiaries of DBSH, on 21 March 2001 and mature on 15 March 2051. The notes comprised Series A Subordinated Note of US$725 million and Series B Subordinated Note of S$100 million. Interest is payable in arrears on 15 March and 15 September each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, interest is payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.2% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B).

5 SHARE CAPITAL

In $ millions	2005
Authorised	
2,000,000,000 ordinary shares	2,000
600,000,000 non-redeemable convertible preference shares ("CPS")	1,200
300,000,000 non-voting convertible CPS	300
800,000 non-cumulative redeemable non-convertible perpetual preference shares and each with a liquidation preference	#
17,500 non-cumulative redeemable non-convertible perpetual preference shares and each with a liquidation preference	#
1,100,000,000 non-cumulative non-convertible perpetual preference shares and each with a liquidation preference	11
	1,511

The Companies (Amendment) Act 2005 came into effect on 30 January 2006 whereby the concept of par value, authorised share capital and share premium were abolished. On 30 January 2006, amount previously classified as share premium was transferred to share capital and became part of the Bank's share capital henceforth.

In $ millions	2006	2005
Issued and fully paid-up		
1,962,302,697 (2005: 1,962,302,697) ordinary shares	**1,962**	1,962
11,000,000 (2005: 11,000,000) non-cumulative non-convertible perpetual preference shares	**#**	#
Total Issued and Paid-up Share Capital	**1,962**	1,962

\# *Amounts under $500,000*

Movements in issued share capital and share premium were as follows:

In $ millions	Issued share capital	Share premium
Balance at 1 January 2006	**1,962**	**10,134**
Effects of Companies (Amendment) Act 2005	**10,134**	**(10,134)**
Balance at 31 December 2006	**12,096**	**–**

There was no movement in issued share capital and share premium during the previous financial year.

6 OTHER RESERVES

6.1 Other reserves

In $ millions	2006	2005
Available-for-sale revaluation reserves	**482**	212
Cash flow hedge reserves	**–**	23
General reserves	**2,330**	2,269
Capital reserves	**296**	136
Share option and share plan reserves	**35**	25
Total	**3,143**	2,665

Movements in other reserves during the year were as follows:

In $ millions	Available-for-sale revaluation reserves	Cash flow hedge reserves	General reserves[a]	Capital reserves[b]	Share option and share plan reserves	Total
Balance at 1 January 2006	**212**	**23**	**2,269**	**136**	**25**	**2,665**
Appropriation from income statement	**–**	**–**	**61**	**–**	**–**	**61**
Net exchange translation adjustments	**–**	**–**	**–**	**160**	**–**	**160**
Cost of share-based payments	**–**	**–**	**–**	**–**	**15**	**15**
Draw-down of reserves upon vesting of performance shares	**–**	**–**	**–**	**–**	**(5)**	**(5)**
Available-for-sale/cash flow hedge:						
– net valuation taken to equity	**407**	**(29)**	**–**	**–**	**–**	**378**
– transferred to income statement on sale	**(87)**	**–**	**–**	**–**	**–**	**(87)**
– tax on items taken directly to or transferred from equity	**(50)**	**6**	**–**	**–**	**–**	**(44)**
Balance at 31 December 2006	**482**	**–**	**2,330**	**296**	**35**	**3,143**

In $ millions	Available-for-sale revaluation reserves	Cash flow hedge reserves	General reserves[(a)]	Capital reserves[(b)]	Share option and share plan reserves	Total
Balance at 1 January 2005						
– as previously reported	–	–	2,233	221	–	2,454
– effect of adoption of new or revised FRSs	–	–	–	–	8	8
Balance at 1 January as restated	–	–	2,233	221	8	2,462
On adoption of FRS 39 at 1 January 2005	297	–	–	–	–	297
Appropriation from income statement	–	–	36	–	–	36
Net exchange translation adjustments	–	–	–	(85)	–	(85)
Cost of share-based payments	–	–	–	–	23	23
Draw-down of reserves upon vesting of performance shares	–	–	–	–	(6)	(6)
Available-for-sale/cash flow hedge:						
– net valuation taken to equity	(3)	28	–	–	–	25
– transferred to income statement on sale	(71)	–	–	–	–	(71)
– tax on items taken directly to or transferred from equity	(11)	(5)	–	–	–	(16)
Balance at 31 December 2005	212	23	2,269	136	25	2,665

(a) The movements in General reserves relate to the amounts transferred to the Reserve Fund to comply with the Banking Act, and the other statutory regulations. This reserve is non-distributable unless approved by the relevant authorities

(b) The Capital reserves include net exchange translation adjustments arising from translation differences on net investments in foreign subsidiaries, joint ventures, associates and branches, and the related foreign currency borrowings designated as a hedge

6.2 Revenue reserves

In $ millions	2006	2005
Balance at 1 January		
– as previously reported	**3,040**	3,205
– effect of adoption of new or revised FRSs	–	(18)
Balance at 1 January as restated	**3,040**	3,187
On adoption of FRS 39 at 1 January 2005	–	(122)
Net profit attributable to shareholders	**1,825**	715
Transfer to general reserves	**(61)**	(36)
Amount available for distribution	**4,804**	3,744
Less: $0.08 (2005: $0.10) tax exempt ordinary final dividends	**154**	189
$0.32 (2005: $0.23) tax exempt ordinary interim dividends	**630**	462
6% preference dividends net of tax paid	**53**	53
Balance at 31 December	**3,967**	3,040

Directors' Report

The Directors are pleased to submit their report to the Members together with the audited consolidated financial statements of DBS Group Holdings Ltd (the "Company") and its subsidiaries (the "Group") and the balance sheet of the Company for the financial year ended 31 December 2006, which have been prepared in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

BOARD OF DIRECTORS
The Directors in office at the date of this report are:

Koh Boon Hwee – Chairman
Jackson Tai – Chief Executive Officer & Vice Chairman
Frank Wong Kwong Shing – Chief Operating Officer
Ang Kong Hua
Andrew Robert Fowell Buxton – (Appointed 17 February 2006)
Goh Geok Ling
Kwa Chong Seng
Leung Chun Ying
N R Narayana Murthy
Peter Ong Boon Kwee
John Alan Ross
Wong Ngit Liong

Messrs Jackson Tai, Ang Kong Hua, Leung Chun Ying and Peter Ong will retire at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES
Neither at the end of nor at any time during the financial year, was the Company a party to any arrangement, the object of which, is to enable the Directors to acquire benefits through the acquisition of shares in or debentures of the Company or any other body corporate save as disclosed in this report under the headings **"Directors' interest in shares and debentures"**, **"DBSH Share Option Plan"** and **"DBSH Performance Share Plan"**.

DIRECTORS' INTEREST IN SHARES AND DEBENTURES
The following Directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, an interest in shares of the Company and related corporations as stated below:

DBSH ordinary shares	Holdings in which Directors have a direct interest		Holdings in which Directors are deemed to have an interest	
	As at 31 Dec 2006	As at 31 Dec 2005 (or date of appointment if later)	As at 31 Dec 2006	As at 31 Dec 2005 (or date of appointment if later)
Koh Boon Hwee	–	–	–	–
Jackson Tai	**157,307**	148,822	–	–
Frank Wong Kwong Shing	**213,357**	204,872	–	–
Ang Kong Hua	–	–	–	–
Andrew Robert Fowell Buxton*	**4,000**	–	–	–
Goh Geok Ling	**2,100**	2,100	–	–
Kwa Chong Seng	**42,129**	42,129	**50,000**	50,000
Leung Chun Ying	–	–	–	–
John Alan Ross	**10,000**	10,000	**10,000**	–
N R Narayana Murthy	**2,000**	2,000	–	–
Peter Ong Boon Kwee	–	–	–	–
Wong Ngit Liong	–	–	–	–

* Appointed 17 February 2006

DBSH ordinary shares	Holdings in which Directors have a direct interest As at 31 Dec 2006	As at 31 Dec 2005 (or date of appointment if later)	Holdings in which Directors are deemed to have an interest As at 31 Dec 2006	As at 31 Dec 2005 (or date of appointment if later)
Unissued ordinary shares under the DBSH Share Option Plan				
Jackson Tai	**440,175**	440,175	-	-
Frank Wong Kwong Shing	**448,050**	448,050	-	-
DBS Bank 6% non-cumulative non-convertible perpetual preference shares				
Jackson Tai	**250**	250	-	-
Wong Ngit Liong	**6,000**	6,000	-	-

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2007.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or has become entitled to receive a benefit under a contract which is required to be disclosed by Section 201(8) of the Singapore Companies Act save as disclosed in this report or in the financial statements of the Company and of the Group.

DBSH SHARE OPTION PLAN

The DBS Bank Share Option Plan (the "DBS Bank Option Plan") was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on 19 June 1999 to replace the DBS Bank Option Scheme. At an Extraordinary General Meeting held on 18 September 1999, the shareholders of the Company adopted the DBSH Share Option Plan (the "Option Plan") to replace the DBS Bank Option Plan, following the restructuring of DBS Bank as a wholly owned subsidiary company of the Company. Particulars of the share options granted under the Option Plan in 1999, 2000, 2001, 2002, 2003, 2004 and 2005 (herewith called "1999 DBSH Options", "March/July 2000 DBSH Options", "March/June/August 2001 DBSH Options", "January/March/August/December 2002 DBSH Options", "February 2003 DBSH Options", "March 2004 DBSH Options" and "March 2005 DBSH Options") have been set out in the Directors' Reports for the years ended 31 December 1999, 2000, 2001, 2002, 2003, 2004 and 2005 respectively.

The movements of the unissued ordinary shares of the Company in outstanding DBSH options granted under the Option Plan were as follows:

DBSH Options	Number of unissued ordinary shares 1 January 2006	During the year Granted	Exercised	Forfeited	Number of unissued ordinary shares 31 December 2006	Exercise price per share	Expiry date
July 1999	2,716,023	-	1,434,554	355	1,281,114	$15.30	27 July 2009
March 2000	1,329,000	-	73,000	98,000	1,158,000	$20.87	5 March 2010
July 2000	968,000	-	14,000	75,000	879,000	$22.33	26 July 2010
March 2001	8,613,000	-	2,344,284	725,801	5,542,915	$17.70	14 March 2011
June 2001	21,000	-	21,000	-	-	$14.76	31 May 2011
August 2001	420,000	-	151,600	-	268,400	$12.93	31 July 2011
January 2002	50,500	-	50,500	-	-	$13.70	1 January 2012
March 2002	7,953,280	-	3,419,973	9,290	4,524,017	$14.73	27 March 2012
August 2002	475,800	-	173,900	(13,800)#	315,700	$12.27	15 August 2012
December 2002	20,000	-	10,000	-	10,000	$11.47	17 December 2012
February 2003	8,277,220	-	3,994,110	34,740	4,248,370	$10.40	23 February 2013
March 2004	6,079,158	-	1,120,916	341,050	4,617,192	$14.73	2 March 2014
March 2005	2,551,300	-	169,851	211,350	2,170,099	$15.07	1 March 2015
	39,474,281	-	12,977,688	1,481,786	25,014,807		

\# *Included a credit of 15,000 shares previously reported as "forfeited" due to timing*

Other than the DBSH Options granted under the Option Plan as disclosed herein, there were no further options granted by the Company as at the end of the financial year.

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

DBSH PERFORMANCE SHARE PLAN

The DBS Bank Performance Share Plan was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on 19 June 1999. At an Extraordinary General Meeting held on 18 September 1999, the shareholders of the Company adopted the DBSH Performance Share Plan (the "Performance Share Plan"), to replace the DBS Bank Performance Share Plan, following the restructuring of DBS Bank as a wholly-owned subsidiary of the Company. During the financial year, awards in respect of an aggregate of 3,738,190 ordinary shares were granted pursuant to the DBSH Performance Share Plan, to selected employees of the Group. This included 240,740 awards granted to executive directors Mr Jackson Tai and Mr Frank Wong Kwong Shing. The awards represented a 100% payout. The payout at the end of the performance period could range from a minimum of 100% of the shares awarded to 200%, depending on the Group's performance as measured by return on equity.

Information on the Performance Share Plan is as follows:

(i) The Company's ordinary shares could be granted to the Group executives who hold the rank of Vice President (or equivalent rank) and above and selected employees of the Group of a rank below the rank of Vice President (or equivalent rank). This would also include executives of associated companies of the Group who hold the rank of Vice President (or equivalent rank); and non-executive directors of the Company.

The participants of the Performance Share Plan may be eligible to participate in the DBSH Share Option Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) Participants are awarded ordinary shares of the Company, their equivalent cash value or a combination of both ("DBSH Awards"), when the prescribed performance targets are met. The DBSH Awards are granted at the absolute discretion of the Compensation Committee.

(iii) The Performance Share Plan shall continue to be in force at the discretion of the Compensation Committee, subject to a maximum period of ten years commencing from 18 September 1999, provided always that the Performance Share Plan may continue beyond the above stipulated period with the approval of the shareholders of the Company by ordinary resolution in general meeting and of any relevant authorities which may then be required.

(iv) DBSH Awards may be granted at any time in the course of a financial year, and may lapse by reason of cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or the participant, being a non-executive director, ceases to be a director, or a take-over, winding up or reconstruction of the Company.

(v) The aggregate nominal amount of new ordinary shares of the Company which may be delivered (pursuant to DBSH Awards granted) under the Performance Share Plan, when added to the nominal amount of new ordinary shares issued and issuable in respect of all DBSH Awards granted under the Performance Share Plan, and all options granted under the Option Plan, shall not exceed 15% of the issued share capital of the Company on the day preceding the relevant date of the DBSH Award. The number of existing ordinary shares purchased from the market which may be delivered pursuant to the DBSH Award will not be subject to any limit.

(vi) Subject to the prevailing legislation and SGX-ST guidelines, the Company will have the flexibility to deliver ordinary shares of the Company to participants upon vesting of their DBSH Awards by way of an issue of new ordinary shares and/or the purchase of existing ordinary shares.

(vii) The nominal amount, class and/or number of ordinary shares of the Company comprised in a DBSH Award to the extent not yet vested, and/or which may be granted to participants, are subject to adjustment by reason of any variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution), upon the written confirmation of the auditors of the Company that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

At an Extraordinary General Meeting held on 30 March 2006, the shareholders of the Company adopted the change of name of the Plan from "DBSH Performance Share Plan" to "DBSH Share Plan" to better reflect the Group's ability to also grant time-based awards. Such time-based awards will only be granted from 2007.

AUDIT COMMITTEE
The Audit Committee comprised non-executive directors Mr Ang Kong Hua (Chairman), Mr Goh Geok Ling and Mr Peter Ong Boon Kwee. As part of its functions, it assists the Board in discharging its responsibilities for the Group's financial announcements, internal control issues and regulatory compliance as well as to oversee the objectivity and effectiveness of the internal and external auditors.

In its review of the audited financial statements for the financial year ended 31 December 2006, the Audit Committee has discussed with management and the external auditors the accounting principles that were applied and their judgement on the items that might affect the financials. Based on the review and discussions with management and the external auditors, the Audit Committee is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The Audit Committee has received the requisite information from Ernst & Young ("E&Y") and has considered the financial, business and professional relationship between E&Y and the Group. It is of the view that such relationship is compatible with maintaining E&Y's independence.

The Audit Committee recommends to the Board of Directors the re-appointment of E&Y as external auditors at the forthcoming Annual General Meeting of the Company on 4 April 2007.

AUDITORS
Ernst & Young have expressed their willingness to accept re-appointment as external auditors.

On behalf of the Directors

Koh Boon Hwee

Jackson Tai

15 February 2007
Singapore

Statement by the Directors

We, Koh Boon Hwee and Jackson Tai, being two of the Directors of DBS Group Holdings Ltd (the "Company"), state that, in the opinion of the Directors, the consolidated financial statements of the Group, consisting of the Company and its subsidiaries, and the balance sheet of the Company, together with the notes thereon, as set out on pages 54 to 109, are drawn up so as to give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2006, and the results, changes in equity and cash flows of the Group for the financial year ended on that date and there are reasonable grounds to believe that the Company and the Group will be able to pay their debts as and when they fall due.

On behalf of the Directors

Koh Boon Hwee

Jackson Tai

15 February 2007
Singapore

Independent Auditors' Report

TO THE MEMBERS OF DBS GROUP HOLDINGS LTD (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of DBS Group Holdings Ltd (the "Company") and its subsidiaries (the "Group") set out on pages 54 to 109, which comprise the balance sheets of the Group and the Company as at 31 December 2006, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements
The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards, including the modification of the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice of Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore, so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2006 and the results, changes in equity and cash flows of the Group for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

15 February 2007
Singapore

Ten-Year Summary of Operations of DBSH Group

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Selected Income Items ($ millions)										
Profit before taxation	**3,004**	1,338	2,566	1,562	1,615	1,548	1,675	1,041	44	562
Net profit attributable to shareholders	**2,269**	824	1,995	1,061	1,103	986	1,389	1,072	112	458
Selected Balance Sheet Items										
Assets ($ millions)										
Total assets	**197,372**	180,204	175,671	159,479	149,425	151,429	111,208[5]	106,465	100,037	65,984
Customer loans[2]	**86,630**	79,462	69,659	64,330	60,704	68,202	52,024	54,370	56,215	40,135
Investment in quoted and unquoted securities and shares	**52,346**	50,902	47,589	41,229	27,785	24,892	14,403	14,593	11,086	5,702
Liabilities ($ millions)										
Customer deposits[2]	**131,373**	116,884	113,206	108,041	101,315	106,771	80,721	82,268	73,858	33,557
Total deposits	**139,910**	125,843	124,145	115,538	106,191	115,217	92,774	89,759	86,477	54,038
Borrowings and debt securities	**17,362**	13,763	12,704	10,061	9,435	9,114	3,812	2,818	1,123	1,848
Capital and Reserves ($ millions)										
Paid-up non-voting redeemable, convertible preference share capital	**66**	66	66	66	66	66	66	–	–	–
Paid-up non-redeemable, convertible preference share capital	**–**	–	–	–	–	–	–	–	412	536
Paid-up non-voting, convertible preference share capital	**#**	#	#	20	20	25	25	147	225	–
Issued and paid-up ordinary share capital	**1,511**	1,498	1,493	1,470	1,469	1,447	1,216	1,178	928	703
Ordinary shareholders' funds	**18,242**	16,291	16,011	14,259	13,681	13,007	9,899	9,921	7,800	7,494
Total (ordinary and preference) shareholders' funds	**18,675**	16,724	16,444	14,818	14,241	13,602	10,495	10,876	9,812	8,030
Selected Ratios										
Dividend cover for ordinary shares (number of times)	**2.46**	1.17	4.14	3.03	3.15	3.18	3.32	5.05	1.65	4.86
Adjusted gross dividend per ordinary share[4] ($)	**0.76**	0.58	0.40	0.30	0.30	0.30	0.45	0.26	0.16	0.15
Adjusted earnings per ordinary share after tax[4] ($)	**1.50**	0.54	1.33	0.71	0.75	0.68	1.13	0.97	0.10	0.52
Net tangible asset backing per ordinary share[3] ($)	**8.21**	6.99	6.08	4.67	4.07	5.38	8.14	8.42	7.68	8.43
Return on shareholders' funds (%)	**12.8**	5.0	12.8	7.3	7.9	8.8	12.9	10.4	1.3	5.7
Shareholders' funds to total assets	**0.09**	0.09	0.09	0.09	0.10	0.09	0.09	0.10	0.10	0.12
US$/S$ exchange rate as at 31 December	**1.53**	1.66	1.63	1.70	1.74	1.85	1.73	1.67	1.65	1.68

(1) Prior years' figures have been restated to reflect the effects on adoption of new or revised Financial reporting Standards
(2) Includes financial assets/liabilities at fair value through profit or loss
(3) Net tangible asset backing per ordinary share has been adjusted for bonus issues in 1998 and 1999, and rights issue in 1998
(4) Gross dividends per ordinary share and earnings per ordinary share after tax have been adjusted for bonus issues in 1998 and 1999, and rights issues in 1998
(5) Total assets exclude "Life fund assets attributible to policyholders"
 # Amount less than $500,000

Further Information on Directors

MR KOH BOON HWEE

Academic and Professional Qualifications:
- Bachelor of Science in Mechanical Engineering (1st Class Hons) Imperial College, University of London
- Master in Business Administration (with Distinction) Harvard Business School

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Chairman
2.	DBS Bank Ltd.	Chairman
3.	MediaRing Ltd	Executive Director
4.	Sunningdale Tech Ltd	Executive Chairman & CEO
5.	Agilent Technologies, Inc.	Director
6.	Four Soft Ltd	Director
7.	AAC Acoustic Technologies Holdings Ltd	Chairman
8.	Infiniti Solutions Ltd	Chairman
9.	Temasek Holdings (Pte) Ltd	Director
10.	First Spring Ltd	Director
11.	800buy.com	Chairman
12.	Wuthelam Holdings Ltd	Chairman
13.	Harvard Singapore Foundation	Director
14.	Lee Kuan Yew School of Public Policy	Member
15.	Nanyang Technological University Board of Trustees	Chairman
16.	Research, Innovation & Enterprise Council	Member
17.	Geoscope Information Systems India Private Limited	Director
18.	Pacific Internet Ltd	Director

Directorships for the past 3 years

	Company	Title
1.	Innovalues Precision Ltd	Director
2.	Citiraya Industries Ltd	Director
3.	Intelsat Ltd, Bermuda	Director
4.	BroadVision, Inc, USA	Director
5.	Aims Lab Pte Ltd	Director
6.	Anytime Pte Ltd	Director
7.	Centre for Effective Leadership (Asia) Pte Ltd	Director
8.	Delteq Ltd	Director
9.	Xuehui Holdings Pte Ltd	Director
10.	Pro-Tem Governing Board of the Lee Kuan Yew School of Public Policy, Singapore	Member
11.	Norelco UMS Holdings Ltd	Director
12.	Singapore Airlines Ltd	Chairman
13.	SIA Engineering Company Ltd	Chairman
14.	Nanyang Technological University Council	Chairman
15.	Singapore Business Federation	Council Member

MR JACKSON TAI

Academic and Professional Qualifications:
- Master of Business Administration Harvard University
- Bachelor of Science Rensselaer Polytechnic Institute

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Vice Chairman
2.	DBS Bank Ltd.	Vice Chairman
3.	DBS Bank (Hong Kong) Limited	Director
4.	DBS Diamond Holdings Limited	Chairman
5.	DBS Group (HK) Limited	Director
6.	DBS Group Holdings (Hong Kong) Ltd	Chairman
7.	Hutchison DBS Card Limited	Director
8.	CapitaLand Limited	Director
9.	MasterCard Asia/Pacific Regional Advisory Board	Director
10.	Asian Art Museum of San Francisco	Trustee
11.	Asian Civilisations Museum	Director
12.	Committee of 100, USA	Director
13.	Dr Goh Keng Swee Scholarship Fund	Director
14.	Rensselaer Polytechnic Institute	Trustee
15.	San Francisco Symphony	Board of Governors
16.	The Institute of Banking and Finance	Council Member
17.	The University of Hong Kong (Faculty of Business and Economics)	Director
18.	Ayala DBS Holdings Inc.	Director
19.	Bloomberg L.P. – Asia-Pacific Advisory Board	Member
20.	ABS Council	Council Member
21.	Nanyang Business School International Advisory Board	Member

Directorships for the past 3 years

	Company	Title
1.	Jones Lang LaSalle Incorporated	Director
2.	PT Bank DBS Indonesia	President Commissioner
3.	Singapore Telecommunications Limited	Director
4.	ABS Council	First Vice-Chairman/ Chairman
5.	Dr Goh Keng Swee Scholarship Fund	Deputy Chairman
6.	Singapore Business Federation	Council Member
7.	Singapore Institute of Directors	Fellow

MR FRANK WONG KWONG SHING

Academic and Professional Qualifications:

– Hong Kong English School Certificate

Current Directorships

	Company	**Title**
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Vice Chairman
3.	DBS Bank (Hong Kong) Limited	Chairman
4.	DBS Group (HK) Limited	Chairman
5.	DBS Diamond Holdings Ltd	Deputy Chairman
6.	China Mobile Limited	Director
7.	Ayala DBS Holdings Inc.	Director
8.	Singapore Tourism Board	Board Member
9.	The University of Hong Kong	Member of the University Court
10.	Mapletree Investments Pte Ltd	Director
11.	National Healthcare Group Pte Ltd	Director
12.	DBS (China) Investment Co., Ltd	Director

Directorships for the past 3 years

	Company	**Title**
1.	SNP Leefung Holdings Limited	Director

MR ANG KONG HUA

Academic and Professional Qualifications:

– Bachelor of Science (2nd Class Upper Honours) in Economics University of Hull, UK

Current Directorships

	Company	**Title**
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Director
3.	Bangkok Synthetics Co. Ltd	Director
4.	GIC Special Investments Private Limited	Director
5.	Government of Singapore Investment Corporation Private Limited	Director
6.	K1 Ventures Limited	Director
7.	Lieng Chung Corporation (Kowloon) Ltd	Director
8.	NatSteel Ltd	Executive Director
9.	Neptune Orient Lines Ltd	Director
10.	Yantai Raffles Shipyard Limited	Director

Directorships for the past 3 years

	Company	**Title**
1.	Eastern Industries Private Limited	Chairman
2.	Eastern Pretech Pte Ltd	Chairman
3.	NatSteel Chemicals Ltd	Director
4.	SteelAsia Manufacturing Corporation	Director
5.	SteelAsia Development and Management Corporation	Director
6.	Southern Steel Berhad	Director
7.	Crown Central Assets Limited	Director
8.	Glory Central Holdings Limited	Director

MR ANDREW ROBERT FOWELL BUXTON

Academic and Professional Qualifications:

– Master of Arts, Politics, Philosophy, Economics
Oxford University (Pembroke College)

– Fellow
Institute of Bankers

Current Directorships

	Company	**Title**
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Director
3.	CapitaLand Limited	Director
4.	CapitaLand Financial Limited	Director
5.	Allied Schools Limited	Chairman
6.	Pigeon Properties Ltd	Chairman
7.	Xansa PLC	Deputy Chairman
8.	Saad Investments Company Limited	Director
9.	Cygnet Properties and Leisure Plc	Chairman
10.	Cibitas Limited	Director
11.	National Education Business Partnership Network	Patron
12.	Akbank, Istanbul, Turkey	Adviser
13.	MerchantBridge & Co. Ltd	Chairman of the Advisory Board

Directorships for the past 3 years

	Company	**Title**
1.	Ahli United Bank	Director

MR GOH GEOK LING
Academic and Professional Qualifications:
- Bachelor of Engineering
  University of Sydney

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Director
3.	Venture Corporation Ltd	Director
4.	02 Micro Pte Ltd	Director
5.	02 Micro International Limited	Director
6.	SembCorp Industries Ltd	Director
7.	SembCorp Marine Ltd	Chairman
8.	Yew Lian Property & Investment (Pte) Ltd	Director
9.	Marigold Holdings (Pte) Ltd	Executive Director
10.	Nanyang Technological University	Council Member

Directorships for the past 3 years

	Company	Title
1.	ASTI Holdings Ltd	Director
2.	Singapore Technologies Pte Ltd	Director
3.	Tuas Power Ltd	Chairman
4.	Plato Pte Ltd	Director
5.	Plato Capital Ltd	Director

MR KWA CHONG SENG
Academic and Professional Qualifications:
- Bachelor of Engineering
  University of Singapore

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Director
3.	ExxonMobil Asia Pacific Pte Ltd	Chairman & Managing Director
4.	Esso China Inc.	Chairman
5.	Temasek Holdings (Pte) Ltd	Deputy Chairman
6.	ExxonMobil Oil Singapore Pte Ltd (In members' voluntary winding up)	Chairman
7.	Mobil Asia Marketing Pte Ltd (In members' voluntary winding up)	Director
8.	Mobil South Asia Investments Ltd	Director
9.	Esso Asia Pacific (Petroleum) Pte Ltd (In members' voluntary winding up)	Director

Directorships for the past 3 years

	Company	Title
1.	Media Corporation of Singapore Pte Ltd	Chairman
2.	MediaCorp Publishing Pte Ltd	Chairman
3.	MediaCorp Radio Singapore Pte Ltd	Chairman
4.	MediaCorp Studios Pte Ltd	Chairman
5.	MediaCorp TV Singapore Pte Ltd	Chairman
6.	MediaCorp TV12 Singapore Pte Ltd	Chairman
7.	MediaCorp Technologies Pte Ltd	Chairman

MR LEUNG CHUN YING
Academic and Professional Qualifications:
- Hon. Doctor of Business Administration
  University of the West of England
- Hon. Doctor of Business Administration
  Hong Kong Polytechnic University

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Director
3.	DBS Bank (Hong Kong) Limited	Director
4.	ACE Link Property Ltd	Director
5.	Ascendas Pte Ltd	Director
6.	Banson Investments Ltd	Director
7.	Beson Investments Ltd	Director
8.	Bowman Hospitality Services Ltd	Director
9.	Brilliant Time Investment Ltd	Director
10.	China Homes Ltd	Director
11.	CY Leung & Co. Ltd	Director
12.	CY Leung (China) Ltd	Director
13.	Dragon Foundation Ltd	Director
14.	DTZ Cyberdata (Shenzhen) Ltd	Director
15.	DTZ Debenham Tie Leung Assets Management Ltd	Director
16.	DTZ Debenham Tie Leung Cyberdata Ltd	Director
17.	DTZ Debenham Tie Leung Investment Services Ltd	Director
18.	DTZ Debenham Tie Leung Ltd	Director
19.	DTZ Debenham Tie Leung Project Services Ltd	Director
20.	DTZ Debenham Tie Leung Property Management Ltd	Director
21.	DTZ Debenham Tie Leung-Beijing	Director
22.	DTZ Debenham Tie Leung-Chongqing	Director
23.	DTZ Debenham Tie Leung-Dalian	Director
24.	DTZ Debenham Tie Leung-Guangzhou	Director
25.	DTZ Debenham Tie Leung (Guangzhou) Property Management Ltd	Director
26.	DTZ Debenham Tie Leung Hotel Management Ltd	Director

27.	DTZ Debenham Tie Leung-Shanghai	Director
28.	DTZ Debenham Tie Leung-Tianjin	Director
29.	DTZ Facility Management Ltd	Director
30.	DTZ Japan K.K.	Director
31.	DTZ Japan Ltd	Director
32.	DTZ Pacific Holdings Ltd	Director
33.	DTZ Tie Leung Co. Ltd	Director
34.	DTZ.com Ltd	Director
35.	DTZ.com.hk Ltd	Director
36.	DTZWorld.com Ltd – Cayman	Director
37.	DTZworld.com Ltd – Hong Kong	Director
38.	EastInn Hospitality Services Ltd	Director
39.	EuroAsia Properties Ltd	Director
40.	Sing Tao News Corporation Limited	Director
41.	HK Millennium Ltd	Director
42.	Keppel Corporation Ltd	Director
43.	Lotvest Ltd	Director
44.	One Country Two Systems Research Institute Ltd	Director
45.	Shenzhen DTZ Debenham Tie Leung Valuation & Advisory Services Ltd	Director
46.	The Hong Kong Coalition of Professional Services Ltd	Director
47.	Wintrack Worldwide Ltd	Director
48.	Shui On Land Limited	Non-Executive Director
49.	DTZ Holdings Plc	Director

Directorships for the past 3 years

	Company	Title
1.	Jumbo Land Ltd	Director

MR NARAYANA MURTHY

Academic and Professional Qualifications:
- Masters in Technology
  Indian Institute of Technology, Kanpur
- Bachelor of Engineering
  University of Mysore

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Director
3.	Infosys Technologies Limited, India	Chairman/ Chief Mentor
4.	Indian Institute of Information Technology, Bangalore	Chairman
5.	Indian Institute of Management, Ahmedabad	Chairman
6.	University of Pennsylvania's Wharton School	Member of the Board of Overseers
7.	Cornell University	Board of Trustees
8.	William F. Achtmeyer Center for Global Leadership at the Tuck School of Business	Board of Advisors
9.	Singapore Management University	Board of Trustees
10.	Infosys Technologies (China) Co Limited	Director
11.	BT Asia Pacific Advisory Board, Belgium	Director
12.	Infosys Consulting Inc, USA	Director
13.	New Delhi Television Ltd	Director
14.	Stanford Graduate School of Business Advisory Council	Member
15.	Hero Mindmine Advisory Board	Member
16.	INSEAD's Global India Council & International Council	Member
17.	Lafarge International Advisory Board	Member
18.	United Nations Foundation	Director
19.	Yale University President's Council on International Activities	Advisory Group Member

Directorships for the past 3 years

	Company	Title
1.	Bangalore International Airport Ltd	Director
2.	Indo-British Partnership	Co-Chairman
3.	Central Board of the Reserve Bank of India	Director

MR PETER ONG BOON KWEE

Academic and Professional Qualifications:
- Master of Business Administration
  Stanford University
- Bachelor of Economics (Honours)
  University of Adelaide

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Director
3.	Maritime and Port Authority of Singapore	Chairman
4.	Calvary Baptist Church	Deacon
5.	Value Innovation Action Tank Ltd	Director
6.	Singapore-India Partnership Foundation	Director
7.	Singapore Cooperation Enterprise	Deputy Chairman

Directorships for the past 3 years

	Company	Title
1.	TIF Ventures Pte Ltd	Director
2.	Alpha Society	Chairman
3.	INSEAD National Council	Member

MR JOHN ALAN ROSS

Academic and Professional Qualifications:

- Master of Business Administration
  The Wharton School of The University of Pennsylvania
- Bachelor of Arts
  Hobart College

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Director
3.	Jewish Museum, New York	Board Member/Trustee
4.	Metropolitan Opera Guild	Board Member/Trustee
5.	German Marshall Fund of US, Washington, D.C.	Board Member/Trustee
6.	Hobart & William Smith Colleges	Trustee
7.	AirTV Holdings Inc	President

Directorships for the past 3 years

	Company	Title
1.	Global Mezzanine Inc	Director
2.	Singapore Technologies Pte Ltd – International Advisory Panel	Member
3.	AirTV Limited	President
4.	LarkSat Limited	President

MR WONG NGIT LIONG

Academic and Professional Qualifications:

- Bachelor of Engineering (1st Class Hons)
  University of Malaya
- Master of Science (Electronics Engineering)
  University of California at Berkeley
- Master of Business Administration (Distinction)
  McGill University

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Director
3.	Advanced Products Corporation Pte Ltd	Director
4.	Cebelian Holdings Pte Ltd	Director
5.	NUS Board of Trustees	Chairman
6.	EAS Security Systems Pte Ltd	Director
7.	Innovative Trek Technology Pte Ltd	Director
8.	Multitech Systems Pte Ltd	Director
9.	NLW Pte Ltd	Director
10.	Pintarmas Sdn Bhd	Director
11.	PT Venture Electronics Indonesia	Director
12.	V-Design Services (M) Sdn Bhd	Director
13.	Technocom Systems Sdn Bhd	Director
14.	Univac Precision Engineering Pte Ltd	Director
15.	Ventech Data Systems Pte Ltd	Director
16.	Ventech Investments Ltd	Director
17.	Venture Corporation Limited	Chairman & CEO
18.	Venture Electronics (Europe) B.V.	Director
19.	Venture Electronics International, Inc.	Director
20.	Venture Electronics Solutions Pte Ltd	Director
21.	Venture Electronics Spain, S.L.	Director
22.	Venture Hungary Electronics Manufacturing Limited Liability Company	Director
23.	VIPColor Technologies Pte Ltd	Director
24.	VIPColor Technologies USA, Inc.	Director
25.	VM Services, Inc.	Director
26.	VS Electronics Pte Ltd	Director
27.	Royal Philips Electronics	Director
28.	Research, Innovation and Enterprise Council	Member

Directorships for the past 3 years

	Company	Title
1.	Singapore Exchange Ltd	Director
2.	International Enterprise Singapore	Director
3.	SIA Engineering Company Ltd	Director

Shareholding Statistics

I. Class of Shares – Ordinary Shares
Voting Rights – One vote per share

As at 21 February 2007

Size of holdings	No. of Shareholders	%	No. of Shares	%
1 – 999	5,700	30.99	1,630,728	0.11
1,000 – 10,000	11,256	61.19	29,687,095	1.96
10,001 – 1,000,000	1,414	7.69	51,285,550	3.39
1,000,001 & above	25	0.13	1,429,781,375	94.54
Total	18,395	100.00	1,512,384,748	100.00
Location of Shareholders				
Singapore	16,902	91.88	1,502,912,245	99.37
Malaysia	909	4.94	4,908,114	0.33
Overseas	584	3.18	4,564,389	0.30
Total	18,395	100.00	1,512,384,748	100.00

Twenty Largest Shareholders (As shown in the Register of Members and Depository Register)

		No. of shareholdings	%
1	DBS Nominees Pte Ltd	379,003,915	25.06
2	Maju Holdings Pte Ltd	234,497,040	15.51
3	DBSN Services Pte Ltd	187,429,937	12.39
4	Temasek Holdings (Pte) Ltd	185,673,795	12.28
5	HSBC (Singapore) Nominees Pte Ltd	126,196,655	8.34
6	Citibank Nominees Singapore Pte Ltd	108,783,741	7.19
7	Raffles Nominees Pte Ltd	84,812,096	5.61
8	United Overseas Bank Nominees Pte Ltd	54,436,397	3.60
9	Morgan Stanley Asia (Singapore) Securities Pte Ltd	17,723,743	1.17
10	DB Nominees (S) Pte Ltd	13,788,533	0.91
11	Lee Pineapple Company Pte Ltd	8,750,000	0.58
12	DBS Vickers Securities (S) Pte Ltd	3,433,881	0.23
13	Merrill Lynch (Singapore) Pte Ltd	3,385,621	0.22
14	Macquarie Securities (S) Pte Ltd	2,686,795	0.18
15	KEP Holdings Limited	2,500,000	0.17
16	Societe Generale Singapore Branch	2,372,066	0.16
17	Oversea Chinese Bank Nominees Pte Ltd	2,296,252	0.15
18	Eng Hueng Fook Henry	2,224,965	0.15
19	The Asia Life Assurance Society Ltd	2,055,238	0.14
20	Western Properties Pte Ltd	1,884,000	0.12
	TOTAL	1,423,934,670	94.16

II. Class of Shares – Non-Voting Redeemable Convertible Preference Shares ("NVRCPS")
Voting Rights – Please see Article 6A of the Articles of Association.
Sole Shareholder of 66,475,374 NVRCPS: Maju Holdings Pte Ltd

III Class of Shares – Non-Voting Convertible Preference Shares ("NVCPS")
Voting Rights – Please see Article 6 of the Articles of Association.
Sole Shareholder of 120,436 NVCPS: Maju Holdings Pte Ltd

Substantial ordinary shareholders (As shown in the Register of Substantial Shareholders as at 21 February 2007)

	Direct Interest		Deemed Interest	
	No. of Shares	%	No. of Shares	%
Maju Holdings Pte Ltd	234,497,040	15.51	-	-
Temasek Holdings (Pte) Ltd	185,673,795	12.28	238,982,790	15.80

1. Maju Holdings Pte Ltd ("Maju") is a wholly-owned subsidiary of Temasek Holdings (Pte) Ltd.
2. Temasek Holdings (Pte) Ltd, a company wholly-owned by Minister for Finance Incorporated, is deemed interested in the 234,497,040 shares held by Maju.

As at 21 February 2007, approximately 71.89% of DBSH's issued ordinary shares is held by the public and, therefore, Rule 723 of the Listing Manual is complied with.

International Banking Offices

DBS Bank Bangkok Representative Office
7th Floor, Main Building
393 Silom Road
Bangkok 10500, Thailand
Tel: (66 2) 636 6364; 636 6365
Fax: (66 2) 636 6366

DBS Bank Beijing Branch
Units 1009-1018
Level 10, China World Tower 1
No 1 Jianguomenwai Avenue
Beijing 100004
The People's Republic of China
Tel: (86 10) 6505 1216
Fax: (86 10) 6505 4831

DBS Bank Dubai Branch
Suite 5, 3rd Floor, Building 3
Gate Precinct, PO Box 506538
DIFC, Dubai, UAE
Tel: (971 4) 364 1800
Fax: (971 4) 364 1801

DBS Bank Guangzhou Branch
Unit 1006, 10/F
Fortune Plaza West Tower
Ti Yu East Road, Tianhe
Guangzhou 510620
The People's Republic of China
Tel: (86 20) 3884 8010
Fax: (86 20) 3884 8060

DBS Bank Hong Kong Branch
16th Floor, Man Yee Building
68 Des Voeux Road Central
Central, Hong Kong
Tel: (852) 2868 3386
Fax: (852) 2596 0577

DBS Bank Kuala Lumpur Representative Office
#08-01, Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur, Malaysia
Tel: (603) 2148 8338
Fax: (603) 2148 8083

DBS Bank Labuan Branch
Level 12 (E) Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 W.P. Labuan, Malaysia
Tel: (6 087) 423 375
Fax: (6 087) 423 376

DBS Bank London Branch
4th Floor, Paternoster House
65 St Paul's Churchyard
London EC4M 8AB, UK
Tel: (44 207) 489 6550
Fax: (44 207) 489 5850

DBS Bank Los Angeles Agency
445 South Figueroa Street
Suite 3550, Los Angeles
CA 90071, USA
Tel: (1 213) 627 0222
Fax: (1 213) 627 0228

DBS Bank Manila Representative Office
18th Floor, BPI Building
Ayala Avenue corner
Paseo de Roxas
Makati City, The Philippines
Tel: (632) 845 5112
Fax: (632) 750 2144

DBS Bank Mumbai Branch
Fort House, 3rd Floor
221, Dr. D.N. Road, Fort
Mumbai 400001, India
Tel: (91 22) 6638 8888
Fax: (91 22) 6638 8899

DBS Bank New Delhi Branch
Upper Ground Floor
Birla Tower
25, Barakhamba Road
New Delhi 110001, India
Tel: (91 11) 3041 8888
Fax: (91 11) 3041 8899

DBS Bank Seoul Branch
18th Floor, Seoul Finance Center Building
84-1, 1-ka Taepyungro
Chung-ku, Seoul
Republic of Korea
Tel: (822) 6322 2660
Fax: (822) 732 7953

DBS Bank Shanghai Branch
28th Floor, Azia Center
1233 Lu Jia Zui Ring Road
Pudong, Shanghai 200120
The People's Republic of China
Tel: (86 21) 3896 8888
Fax: (86 21) 3896 8989

DBS Bank Shanghai Luwan Sub-branch
G/F and 2/F Century Bashi Building
398 Middle Huaihai Road
Shanghai 200020
The People's Republic of China
Tel: (86 21) 5383 8989
Fax: (86 21) 5383 8080

DBS Bank Taipei Branch
28F-B Taipei 101 Tower
7 Xin-Yi Road, Section 5
Taipei 11049, Taiwan R.O.C.
Tel: (886 2) 8101 0598
Fax: (886 2) 8101 0589

DBS Bank Tokyo Branch
508 Yurakucho Denki Building
7-1 Yurakucho 1-chome
Chiyoda-ku
Tokyo 1000006, Japan
Tel: (813) 3213 4411
Fax: (813) 3213 4415

DBS Bank Yangon Representative Office
#0502 Level 5 Sakura Tower
339 Bogyoke Aung San Street
Kyauktada Township
Yangon, Myanmar
Tel: (951) 255 407
Fax: (951) 255 100

DBS Bank (Hong Kong) Dongguan Representative Office
Room 01-03, 19/F
Jin Yuan Centre
No 1 Ke Yuan South Road
Guangdong
Dongguan 523000
The People's Republic of China
Tel: (86 769) 2117 698
Fax: (86 769) 2118 856

DBS Bank (Hong Kong) Fuzhou Representative Office
Block A, 23/F
World Trade Plaza
71 Wusi Road, Fuzhou 350001
The People's Republic of China
Tel: (86 591) 8754 4080
Fax: (86 591) 8754 4079

DBS Bank (Hong Kong) Hangzhou Representative Office
258 Zhong He Zhong Road
25/F, Richful International Trade Plaza, Unit F
Hangzhou 310003
The People's Republic of China
Tel: (86 571) 8788 1288
Fax: (86 571) 8788 1289

DBS Bank (Hong Kong) Macau Branch
Nos 5 a 7E da Rua de Santa Clara
Edif. Ribeiro, Loja C e D.
Macau
Tel: (853) 2832 9338
Fax: (853) 2832 3711

DBS Bank (Hong Kong) Shenzhen Branch
Personal Banking Services
Shop 229, Level 2 The MIXc,
No 1881, Baoan Nan Road
Shenzhen 518001
The People's Republic of China
Tel: (86 755) 8269 1043
Fax: (86 755) 8269 1055

Enterprise Banking Services
18/F, China Resources Building
5001 Shennan Dong Road
Shenzhen 518001
The People's Republic of China
Tel: (86 755) 8269 0880
Fax: (86 755) 8269 0890

DBS Bank (Hong Kong) Suzhou Branch
7th Floor, International Building
No. 2 Suhua Road,
Suzhou Industrial Park
Jiang Su 215021
The People's Republic of China
Tel: (86 512) 6288 8090
Fax: (86 512) 6288 8070

DBS Bank (Hong Kong) Tianjin Representative Office
Unit 1902, 19/F
The Exchange Tower
189 Nanjing Road
Tianjin 300051
The People's Republic of China
Tel: (86 22) 2339 3075
Fax: (86 22) 2339 3003

Main Subsidiaries & Associated Companies

DBS Bank (Hong Kong) Limited
11/F, The Center
99 Queen's Road Central
Central, Hong Kong
Tel: (852) 2218 8822
Fax: (852) 2167 8222
100% owned by DBS Diamond Holdings Ltd, a wholly-owned subsidiary of DBS Bank

DBS Asia Capital Limited
16/F, Man Yee Building
68 Des Voeux Road
Central, Hong Kong
Tel: (852) 2918 0399
Fax: (852) 2868 0250
100% owned by DBS Bank

DBS Asset Management Ltd
8 Cross Street
#08-01, PWC Building
Singapore 048424
Tel: (65) 6878 7801
Fax: (65) 6534 5183
100% owned by DBS Bank

DBS Capital Investments Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6220 7487
100% owned by DBS Bank

DBS China (Investment) Co. Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6220 7487
100% owned by DBS Bank

DBS Nominees Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

DBSN Services
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

DBS Trustee Ltd
180 Clemenceau Ave
Haw Par Centre, #03-01/04
Singapore 239922
Tel: (65) 6878 8888
Fax: (65) 6338 0360
20% owned by DBS Bank Ltd
20% owned by DBS Vickers Securities Nominees (S'pore) Pte Ltd
20% owned by DBS Vickers Securities Holdings Pte Ltd
20% owned by DBS Nominees Pte Ltd
20% owned by DBS Group Holdings Ltd

DBS Vickers Securities (Singapore) Pte Ltd
8 Cross Street
#02-01, PWC Building
Singapore 048424
Tel: (65) 6533 9688
Fax: (65) 6226 8033
100% owned by DBS Bank
DBS Vickers Securities (Singapore) Pte Ltd is the main operating entity in Singapore of the DBS Vickers Group, which has operations of varying scope and complexity in other jurisdictions including Hong Kong, Malaysia, Thailand and Indonesia.

PT Bank DBS Indonesia
Plaza Permata
Ground Floor and 12th Floor
Jalan M. H. Thamrin Kav.57
Jakarta 10350, Indonesia
Tel: (62 21) 390 3366; 390 3368
Fax: (62 21) 390 3488; 390 3383
99% owned by DBS Bank

DBS HDM Capital Management Sdn Bhd
Suite 6-03B, 6th Floor
Menara Keck Seng
203 Jalan Bukit Bintang
Kuala Lumpur 55100
Malaysia
Tel: (603) 2144 2068
Fax: (603) 2144 5068
50% owned by DBS Bank
50% owned by Hwang-DBS (Malaysia) Bhd

Bank of the Philippine Islands
BPI Building
Ayala Avenue
corner Paseo de Roxas
Makati City, Metro Manila
The Philippines
Tel: (632) 845 5971; 845 5977; 845 5978
Fax: (632) 845 5980
20.34% owned by DBS Bank

Cholamandalam DBS Finance Limited
Dare House, 234
NSC Bose Road
Parrys, Chennai 600 001
India
Tel: (91 44) 2534 6400
Fax: (91 44) 2534 6464
37.48% owned by DBS Bank

Hutchison DBS Card Ltd
22/F, Hutchison House
10 Harcourt Road,
Hong Kong
Tel: (852) 2606 8992
Fax: (852) 2687 5911
50% owned by DBS Bank (Hong Kong) Limited

Hwang-DBS (Malaysia) Bhd
Level 2, 3, 4, 7 & 8,
Wisma Sri Pinang
60 Green Hall
Penang 10200, Malaysia
Tel: (604) 263 6996
Fax: (604) 263 9597
23.63% owned by DBS Vickers Securities Malaysia Pte Ltd, an indirect wholly-owned subsidiary of DBS Bank
2.60% owned by DBS Bank

Investment & Capital Corporation of the Philippines
15th Fl, PS Bank Centre
777 Paseo de Roxas
Makati City, The Philippines
Tel: (632) 811 4656
Fax: (632) 819 0941
20% owned by DBS Bank

Network for Electronic Transfer (Singapore) Pte Ltd
298 Tiong Bahru Road,
#04-01/06, Central Plaza
Singapore 168730
Tel: (65) 6272 0533
Fax: (65) 6272 2334
33.3% owned by DBS Bank

Orix Leasing Singapore Ltd
c/o United Overseas Bank Ltd
80 Raffles Place
4th Storey, UOB Plaza 1
Singapore 048624
Tel: (65) 6339 3622
Fax: (65) 6339 4417
30% owned by DBS Bank

Primefield Company Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6878 8884
100% owned by DBS Bank

Financial Calendar

Payment date of 2005 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	20 April 2006
Payment date of 2006 first quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and and Non-Voting Redeemable Convertible Preference Shares	26 May 2006
Payment date of 2006 second quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	25 August 2006
Payment date of 2005 third quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	23 November 2006
Financial Year-end	31 December 2006
Announcement of first quarter results for 2006	28 April 2006
Announcement of half-year results 2006	28 July 2006
Announcement of third quarter results 2006	27 October 2006
Announcement of full-year results 2006	15 February 2007
Annual General Meeting	4 April 2007
Proposed payment date of 2006 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	25 April 2007
Announcement of half-year results 2007	July 2007
Announcement of full-year results 2007	February 2008

Notice of Annual General Meeting

DBS Group Holdings Ltd (Incorporated in the Republic of Singapore)

Informal briefing on DBS' 2006 results
Chief Financial Officer Jeanette Wong will take questions on the DBS 2006 Results and contents of the 2006 Annual Report (at 1.30pm) immediately preceding the formal commencement of the Annual General Meeting.

To: All Shareholders

NOTICE IS HEREBY GIVEN that the Eighth Annual General Meeting of the Shareholders of the Company will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 4 April 2007 at 2.00 pm to transact the following business:

1 To receive and consider the Directors' Report and Audited Accounts for the year ended 31 December 2006 and the Auditors' Report thereon.

2 To declare a Final Dividend of 20 cents per ordinary share, less income tax, and a Special Dividend of 5 cents per ordinary share, less income tax, for the year ended 31 December 2006. [2005: Final Dividend of 17 cents per ordinary share, less income tax]

3 To sanction the amount of $1,486,500 proposed as Directors' Fees for 2006. [2005: $1,076,538]

4 To appoint Messrs Ernst & Young as Auditors of the Company and to authorise the Directors to fix their remuneration.

5 To re-elect the following Directors retiring under Article 95 of the Company's Articles of Association:

(a) Mr Jackson Tai
(b) Mr Ang Kong Hua
(c) Mr Leung Chun Ying
(d) Mr Peter Ong Boon Kwee

6 As Special Business
To consider and, if thought fit, to pass the following Resolutions as ORDINARY RESOLUTIONS:

ORDINARY RESOLUTIONS

6A That the Board of Directors of the Company be and is hereby authorised to allot and issue from time to time such number of ordinary shares in the capital of the Company ("DBSH Ordinary Shares") as may be required to be issued pursuant to the exercise of the options under the DBSH Share Option Plan PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Option Plan and DBSH Share Plan (previously known as the DBSH Performance Share Plan) shall not exceed 7.5 per cent of the total number of issued shares in the capital of the Company from time to time.

6B That the Board of Directors of the Company be and is hereby authorised to offer and grant awards in accordance with the provisions of the DBSH Share Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the vesting of awards under the DBSH Share Plan, PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Plan and DBSH Share Option Plan shall not exceed 7.5 per cent of the total number of issued shares in the capital of the Company from time to time.

6C That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the issued shares in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent of the issued shares in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation and adjustments as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

   (i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

   (ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of The Board

Heng Lee Cheng (Ms)
Group Secretary
DBS Group Holdings Ltd

19 March 2007
Singapore

* *Further information on Mr Jackson Tai, Mr Ang Kong Hua, Mr Leung Chun Ying and Mr Peter Ong can be found at page 117 onwards.*

NOTES:
An ordinary shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and to vote in his stead. An ordinary shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

A proxy need not be a member of the Company.

The instrument appointing a proxy must be deposited at the Company's Office at 6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809, at least 48 hours before the time for holding the Meeting.

STATEMENT PURSUANT TO ARTICLE 54(C) OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Resolution 6A is to empower the Directors to issue ordinary shares in the capital of the Company pursuant to the DBSH Share Option Plan. Although the Rules of the DBSH Share Option Plan provide that the maximum number of ordinary shares which may be issued under the DBSH Share Option Plan and the DBSH Share Plan (previously known as the DBSH Performance Share Plan) is limited to 15 per cent of the total number of issued shares in the capital of the Company from time to time, Resolution 6A provides for a lower limit, namely, 7.5 per cent of the total number of issued shares in the capital of the Company from time to time.

Resolution 6B is to empower the Directors to offer and grant awards and to issue ordinary shares in the capital of the Company pursuant to the DBSH Share Plan. Although the Rules of the DBSH Share Plan provide that the maximum number of ordinary shares which may be issued under the DBSH Share Plan and the DBSH Share Option Plan is limited to 15 per cent of the total number of issued shares in the capital of the Company from time to time, Resolution 6B provides for a lower limit, namely, 7.5 per cent of the total number of issued shares in the capital of the Company from time to time.

Resolution 6C is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent of the issued shares in the capital of the Company, with a sub-limit of 20 per cent for issues other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 6C is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 6C is passed, and (b) any subsequent consolidation or subdivision of shares.

Proxy Form

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

IMPORTANT:
1. For investors who have used their CPF monies to buy DBS Group Holdings Ltd shares, the annual report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. For holders of Non-Voting Convertible Preference Shares (NVCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
3. For holders of Non-Voting Redeemable Convertible Preference Shares (NVRCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
4. This Proxy form is not valid for use by CPF Investors, NVCPS and NVRCPS holders and shall be ineffective for all intents and purposes if used or purported to be used by them.

I / We ____

of ____

being an Ordinary Shareholder(s) of DBS Group Holdings Ltd hereby appoint Mr/Mrs/Ms

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies, to vote for me/us and on my/our behalf at the Eighth Annual General Meeting of the Company, to be held on Wednesday, 4 April 2007 at 2.00 pm and at any adjournment thereof in the following manner:

NO.	RESOLUTIONS	FOR	AGAINST
	Ordinary Business		
1	Adoption of Report and Accounts		
2	Declaration of Final Dividend and Special Dividend on Ordinary Shares		
3	Approval of proposed Directors' Fees of S$1,486,500		
4	Appointment of Ernst & Young as Auditors		
5	Re-election of the following Directors retiring under Article 95: (a) Mr Jackson Tai (b) Mr Ang Kong Hua (c) Mr Leung Chun Ying (d) Mr Peter Ong Boon Kwee		
	Special Business		
6A	Approval to issue Shares in accordance with the DBSH Share Option Plan		
6B	Approval to grant awards in accordance with the DBSH Share Plan		
6C	Approval to issue Shares pursuant to Section 161 of the Companies Act, Cap 50		

If you wish to exercise all your votes For or Against, please tick with "✓". Alternatively, please indicate the number of votes For or Against each resolution.

If this form of proxy contains no indication as to how the proxy should vote in relation to each resolution, the proxy shall vote as the proxy deems fit.

As witness my/our hand(s) this ____________ day of _____________ 2007.

No. of Ordinary Shares held	

____
Signature or Common Seal of Shareholder

IMPORTANT PLEASE READ NOTES OVERLEAF.

NOTES:

1 *Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members.*

2 *A Member entitled to attend and vote at a Meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him.*

3 *Where a Member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.*

4 *The Instrument appointing a proxy must be deposited at the office of the Company at 6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809, not less than 48 hours before the time appointed for the Annual General Meeting.*

5 *The Instrument appointing the proxy or proxies must be under the hand of the appointer or of his attorney duly authorised in writing. Where the Instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.*

6 *A corporation which is a Member may, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore, authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting.*

7 *The Company shall be entitled to reject the Instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the Instrument appointing a proxy or proxies. In addition, in the case of members whose Ordinary Shares are entered against their names in the Depository Register, the Company may reject any Instrument appointing a proxy or proxies lodged if such Members are not shown to have Ordinary Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.*

Corporate Information

MANAGEMENT COMMITTEE
Jackson Tai – *Vice Chairman & Chief Executive Officer*

Frank Wong Kwong Shing – *Chief Operating Officer; Vice Chairman, DBS Bank; Chairman, DBS Bank (Hong Kong) Limited*

Jeanette Wong – *Chief Financial Officer*

Eric Ang – *Managing Director & Joint Head, Global Financial Markets*

Roger Arner – *Managing Director & Head, Group Credit*

Chng Sok Hui – *Managing Director & Head, Group Risk*

Sharon Craggs – *Managing Director & Head, Group Legal, Compliance and Secretariat*

Susan Ho – *Managing Director & Principal Secretary to the Corporate Office*

Edmund Koh – *Managing Director & Head, Regional Consumer Banking*

Edmund Larkin – *Managing Director & Head, Group Audit*

David Lau – *Managing Director & Joint Head, Global Financial Markets*

Teresa Lin – *Managing Director & Joint Head, Corporate and Investment Banking*

Karen Ngui – *Managing Director & Head, Group Strategic Marketing and Communications*

Rajan Raju – *Managing Director & Head, South and Southeast Asia, Global Transaction Services and Technology & Operations*

Brent Smith – *Managing Director & Joint Head, Corporate and Investment Banking*

Theresa Soikkeli – *Managing Director & Head, Group Human Resources*

Amy Yip – *CEO, DBS Bank (Hong Kong) Limited*

DBSH BOARD OF DIRECTORS
Koh Boon Hwee – *Chairman*
Jackson Tai – *Vice Chairman & Chief Executive Officer*
Frank Wong Kwong Shing – *Chief Operating Officer*
Ang Kong Hua
Andrew Robert Fowell Buxton
Goh Geok Ling
Kwa Chong Seng
Leung Chun Ying
Narayana Murthy
Peter Ong Boon Kwee
John Alan Ross
Wong Ngit Liong

AUDIT COMMITTEE
Ang Kong Hua – *Chairman*
Goh Geok Ling
Peter Ong Boon Kwee

BOARD RISK MANAGEMENT COMMITTEE
Kwa Chong Seng – *Chairman*
Koh Boon Hwee
Ang Kong Hua
Andrew Robert Fowell Buxton
Peter Ong Boon Kwee
John Alan Ross

BOARD CREDIT COMMITTEE
Koh Boon Hwee – *Chairman*
Jackson Tai
Frank Wong Kwong Shing
Goh Geok Ling
Kwa Chong Seng

BOARD STRATEGY AND PLANNING COMMITTEE
Koh Boon Hwee – *Chairman*
Jackson Tai
Frank Wong Kwong Shing
Goh Geok Ling
Kwa Chong Seng

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE
Kwa Chong Seng – *Chairman*
Koh Boon Hwee
Goh Geok Ling
Leung Chun Ying
Narayana Murthy
Wong Ngit Liong

NOMINATING COMMITTEE
Leung Chun Ying – *Chairman*
Koh Boon Hwee
Ang Kong Hua
Narayana Murthy
Wong Ngit Liong

GROUP SECRETARY
Heng Lee Cheng

REGISTRAR
Tricor Barbinder Share Registration Services
(A division of Tricor Singapore Pte. Ltd.)
8 Cross Street
#11-00 PWC Building
Singapore 048424
Tel: (65) 6236 3333
Fax: (65) 6236 4399

AUDITORS
Ernst & Young
Certified Public Accountants
One Raffles Quay
North Tower, Level 18
Singapore 048583

Partner in charge of the audit:
Ms Fang Ai Lian
(Appointed on 21 April 2003)

REGISTERED OFFICE
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Website: www.dbs.com

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia with operations in 15 markets. The largest bank in Singapore as measured by assets, and a leading bank in Hong Kong, DBS' "AA-" and "Aa2" credit ratings are among the highest in the Asia-Pacific region. DBS has leading positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in China, India, Indonesia, Malaysia, Thailand and The Philippines. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Website: www.dbs.com

Co. Reg. No. 199901152M

China
Hong Kong
India
Indonesia
Japan
Korea
Malaysia
Myanmar
Singapore
Taiwan
Thailand
The Philippines
United Arab Emirates
United Kingdom
United States of America

